Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

CASTLIGHT HEALTH, INC.,
a Delaware corporation,
NEPTUNE ACQUISITION SUBSIDIARY, INC.,
a Delaware corporation,
JIFF, INC.,
a Delaware corporation,
and
FORTIS ADVISORS LLC as the Stockholders’ Agent

___________________________
Dated as of January, 4 2017
___________________________

Exhibits

Exhibit A	-	Definitions
Exhibit B	-	Form of Benefits Waiver
Exhibit C	-	Form of Stockholder Agreement
Exhibit D	-	Form of Non-Compete Agreement
Exhibit E	-	Form of Lock-Up Agreements
Exhibit F	-	Form of Support Agreement
Exhibit G	-	Form of Certificate of Merger
Exhibit H	-	Form of Joinder Agreements
Exhibit I-1	-	Form of FIRPTA Notice
Exhibit I-2	-	Form of FIRPTA Notification Letter
Exhibit J	-	Form of Equity Waivers
Exhibit K	-	Form of Parachute Payment Waivers
Exhibit L	-	Form of Escrow Agreement

Annexes

Annex A	-	Earnout

Schedules

Schedule A-1	-	Castlight Stockholders Executing Support Agreement
Schedule A-2	-	Castlight Stockholders Executing Lock-Up Agreements
Schedule B	-	Consenting Stockholders
Schedule C	-	Contracts to be Amended or Terminated
Schedule D	-	Key Employees
Schedule E	-	Jiff Debt
Schedule F	-	Jiff UCC Statements

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of January 4, 2017 (the “Agreement Date”), by and among Castlight Health, Inc., a Delaware corporation (“Castlight”), Neptune Acquisition Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Castlight (“Merger Sub”), Jiff, Inc., a Delaware corporation (the “Jiff”), and Fortis Advisors LLC, a Delaware limited liability company, as the stockholders’ agent (the “Stockholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.
RECITALS

A.
The boards of directors of each of Castlight, Merger Sub and Jiff have determined that it would be advisable, fair and in the best interests of each corporation or limited liability company and their respective stockholders or members, as applicable, that Castlight acquire Jiff through the statutory merger of Merger Sub with and into Jiff, pursuant to which Jiff would become a wholly owned subsidiary of Castlight (the “Merger”) upon the terms and conditions set forth in this Agreement and in accordance with the applicable provisions of Applicable Law, and in furtherance thereof, have approved this Agreement, the Merger and the other transactions contemplated by this Agreement (the “Transactions”).

B.
Pursuant to the Merger, among other things, all of the issued and outstanding shares of Jiff Capital Stock shall be converted into the right to receive shares of Castlight Class B Common Stock on the terms and subject to the conditions set forth herein.

C.
The board of directors of Jiff (the “Jiff Board”) has carefully considered the terms of this Agreement and has unanimously (1) declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Jiff and Jiff Stockholders, (2) approved this Agreement in accordance with Applicable Law and (3) adopted a resolution directing that the adoption of this Agreement and approval of the principal terms of the Merger be submitted to Jiff Stockholders for consideration and recommending that all of Jiff Stockholders adopt this Agreement and approve the principal terms of the Merger.

D.
The board of directors of Merger Sub has (1) declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and the stockholder of Merger Sub and (2) adopted resolutions recommending that Castlight, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Merger.

E.
The special committee (the “Castlight Special Committee”) of the board of directors of Castlight (the “Castlight Board”) has carefully considered the terms of this Agreement and has (1) declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Castlight and the Castlight Stockholders, (2) approved this Agreement in accordance with Applicable Law and (3) adopted a resolution directing that the approval of the issuance of shares of Castlight Class B Common Stock in connection with the Merger be submitted to Castlight Stockholders for consideration and recommending that all Castlight Stockholders approve the issuance of shares of Castlight Class B Common Stock in connection with the Merger.

F.
Castlight, Merger Sub and Jiff intend that the Merger qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3.

G.
Concurrently with the execution of this Agreement, and as a condition and inducement to Castlight’s and Merger Sub’s willingness to enter into this Agreement, Derek Newell (“Mr. Newell”) (the “Named Employee”) has executed (1) an employment offer letter, together with a confidential information and invention assignment agreement (together, an “Offer Letter”) and (2) a non-competition agreement (a “Non-Competition Agreement”), each to become effective upon the Closing.

H.
Concurrently with the execution of this Agreement, and as a condition and inducement to Castlight’s and Merger Sub’s willingness to enter into this Agreement, the Named Employee is executing a benefits waiver in favor of Jiff and Castlight in substantially the form attached hereto as Exhibit B (a “Benefits Waiver”) and, between the Agreement Date and the Closing, the Key Employees that are Continuing Employees will execute a Benefits Waiver, in each case, to become effective upon the Closing.

I.
Concurrently with the execution of this Agreement, and as a condition and inducement to Jiff’s willingness to enter into this Agreement, (i) certain stockholders of Castlight identified on Schedule A-1 are executing a support agreement in favor of the Transaction, including the Merger, in substantially the form attached hereto as Exhibit F (the “Support Agreement”) and (ii) certain stockholders of Castlight identified on Schedule A-2 are executing lock-up agreements in substantially the form attached hereto as Exhibit E (a “Lock-Up Agreement”).

J.
Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Castlight’s willingness to enter into this Agreement, the Jiff Stockholders identified on Schedule B (the “Consenting Stockholders”), are executing (i) a stockholder agreement in substantially the form attached hereto as Exhibit C (the “Stockholder Agreement”), (ii) a joinder agreement in substantially the form attached hereto as Exhibit H (a “Joinder Agreement”) and (iii) Lock-Up Agreements.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
THE MERGER
1.1    The Merger.
(a)    Merger of Merger Sub into Jiff. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into Jiff in accordance with the DGCL, and the separate existence of Merger Sub shall cease. Jiff will continue as the Surviving Entity in the Merger (sometimes referred to herein as the “Surviving Entity”) and as a wholly owned subsidiary of Castlight.
(b)    Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.
(c)    Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, 94041, or at such other location as Castlight and Jiff agree, at (i) 10:00 a.m. local time on a date to be agreed by Castlight and Jiff, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (ii) such other time as Castlight and Jiff agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”
(d)    Effective Time. A certificate of merger satisfying the applicable requirements of the DGCL in substantially the form attached hereto as Exhibit G (the “Certificate of Merger”) shall be duly executed by Jiff and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with, and acceptance by, the Secretary of State of the State of Delaware or at such later time as Castlight and Jiff agree and specify in the Certificate of Merger (the “Effective Time”).
(e)    Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Castlight and Jiff prior to the Effective Time:
(i)    the certificate of incorporation of the Surviving Entity shall be amended and restated as of the Effective Time to read as set forth in the Certificate of Merger, until thereafter amended as provided by the DGCL;
(ii)    Jiff shall take all actions necessary to cause the bylaws of Jiff to be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and
(iii)    Jiff shall take all actions necessary to cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the only directors and officers of the Surviving Entity immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Entity.
1.2    Closing Deliveries.
(a)    Castlight Deliveries. Castlight shall deliver to Jiff, at or prior to the Closing:
(i)    a certificate, dated as of the Closing Date, executed on behalf of Castlight by a duly authorized officer of Castlight to the effect that each of the conditions set forth in Section 7.2(a) and Section 7.2(c) has been satisfied;
(ii)    a certificate, dated as of the Closing Date and executed on behalf of Castlight by its Secretary, certifying (A) the certificate of incorporation of Castlight in effect as of the Closing, (B) the bylaws of Castlight in effect as of the Closing and (C) the resolutions of the Castlight Special Committee (I) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Castlight and Castlight Stockholders, (II) approving this Agreement in accordance with Applicable Law and (III) directing that the approval of the issuance of Castlight Class B Common Stock in connection with the Merger be submitted to the Castlight Stockholders for consideration and recommending that all of the Castlight Stockholders approve such issuance;
(iii)    Support Agreements executed by each of the Castlight Stockholders set forth in Schedule A-1;
(iv)    Lock-Up Agreements executed by each of the Castlight Stockholders set forth in Schedule A-2); and

(v)    a certificate from the Secretary of State of the States of Delaware and California, dated within three Business Days prior to the Closing Date, certifying that Castlight is in good standing and that all applicable Taxes and fees of Castlight through and including the Closing Date have been paid.
Receipt by Jiff of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(a) shall not be deemed to be an agreement by Jiff that the information or statements contained therein are true, correct or complete, and shall not diminish Jiff’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

(b)    Jiff Deliveries. Jiff shall deliver to Castlight, at or prior to the Closing:
(i)    a certificate, dated as of the Closing Date and executed on behalf of Jiff by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 7.3(a) and Section 7.3(e) has been satisfied;
(ii)    a certificate, dated as of the Closing Date and executed on behalf of Jiff by its Secretary, certifying (A) the certificate of incorporation of Jiff (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of Jiff (the “Bylaws”) in effect as of the Closing and (C) the resolutions of the Jiff Board (I) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Jiff and the Jiff Stockholders, (II) approving this Agreement in accordance with Applicable Law and (III) directing that the adoption of this Agreement and approval of the principal terms of the Merger be submitted to the Jiff Stockholders for consideration and recommending that all Jiff Stockholders adopt this Agreement and approve the principal terms of the Merger;
(iii)    written acknowledgments pursuant to which any Person that is entitled to any Transaction Expenses acknowledges (A) the total amount of Transaction Expenses that (I) has been incurred and paid to such Person prior to the Closing and (II) has been incurred and remains payable to such Person as of the Closing and (B) that, upon payment of such remaining payable amount at the Closing, it shall be paid in full and shall not be owed any other amount by any of Castlight, Jiff, its Affiliates and/or the Surviving Entity;
(iv)    one or more Written Consents executed by each Consenting Stockholder and such other Jiff Stockholders as are necessary, when taken together with the Consenting Stockholders, to evidence the obtainment of Jiff Stockholder Approval and the Requisite Stockholder Approval;
(v)    the Stockholder Agreement, executed by each Consenting Stockholder and joined by each other Jiff Stockholder that has executed a Written Consent;
(vi)    Offer Letters, effective as of the Closing, executed by the Named Employee and at least 90% of the Continuing Employees;
(vii)    Non-Competition Agreements, effective as of the Closing, executed by the Named Employee and the employees set forth on Schedule D (such Persons, the “Key Employees”), in each case to the extent such Persons are Continuing Employees;

(viii)    Benefits Waivers, effective as of the Closing, executed by Jiff and each of the Named Employee and the Key Employees, in each case to the extent such Persons are Continuing Employees;
(ix)    Lock-Up Agreements duly completed and executed by 90% or more of the issued and outstanding stock of Jiff (which percentage shall include each Consenting Stockholder);
(x)    evidence reasonably satisfactory to Castlight of the resignation of each director and officer of Jiff in office immediately prior to the Closing as directors and/or officers of Jiff, effective as of, and contingent upon, the Effective Time;
(xi)    true, correct and complete copies of all election statements under Section 83(b) of the Code that are in Jiff’s possession or that Jiff can obtain through commercially reasonable efforts with respect to any unvested securities (as of the Agreement Date) issued by Jiff or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers;
(xii)    unless otherwise requested by Castlight in writing no less than five Business Days prior to the Closing Date, a true, correct and complete copy of resolutions adopted by the Jiff Board or any applicable committee thereof, certified by the Secretary of Jiff, authorizing the termination of each or all of Jiff Employee Plans that are “employee benefit plans” within the meaning of ERISA, including Jiff’s 401(k) Plan (the “401(k) Plan”) and the Jiff Option Plan, with such termination to be effective as of the date immediately preceding the Closing Date and contingent upon the Closing;
(xiii)    a certificate from the Secretary of State of the States of Delaware and California and each other state or other jurisdiction in which Jiff is qualified to do business as a foreign corporation, dated within three Business Days prior to the Closing Date, certifying that Jiff is in good standing and that all applicable Taxes and fees of Jiff through and including the Closing Date have been paid;
(xiv)    evidence reasonably satisfactory to Castlight of the waiver of any rights of notice of any Jiff Securityholder with respect to any of the Transactions, effective as of, and contingent upon the Closing;
(xv)    the Spreadsheet completed to include all of the information specified in Section 6.8 in a form reasonably satisfactory to Castlight and a certificate executed by the Chief Executive Officer of Jiff, dated as of the Closing Date, certifying on behalf of Jiff that the Spreadsheet is true, correct and complete;
(xvi)    the Jiff Closing Financial Certificate;
(xvii)    FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit I-1, dated as of the Closing Date and executed by Jiff, together with written authorization for Castlight to deliver such notice form to the IRS on behalf of Jiff after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit I-2, dated as of the Closing Date and executed by Jiff;

(xviii)    a separation agreement or similar document in a form reasonably satisfactory to Castlight (a “Separation Agreement”) executed by each of the Designated Employees;
(xix)    evidence reasonably satisfactory to Castlight of Jiff’s receipt of all consents, waivers, approvals, amendments or terminations listed on Schedule C, as described therein;
(xx)    the Certificate of Merger, executed by Jiff;
(xxi)    payoff letters or similar instruments in form and substance reasonably satisfactory to Castlight with respect to all Jiff Debt listed on Schedule E, which letters or instruments provide for the full payoff and discharge of all such Jiff Debt outstanding as of immediately prior to the Effective Time (including any premiums above the principal amount of such Jiff Debt or any accrued but unpaid interest, fees and other amounts payable in connection therewith) and the termination and release of all instruments providing for or related to such Jiff Debt, including the related guaranty and promissory notes, in each case together with any deliverables required under subclause (xxiii) with respect to Encumbrances related to such Jiff Debt;
(xxii)    evidence reasonably satisfactory to Castlight that all Encumbrances on assets of Jiff and the subsidiaries listed on Schedule F shall have been released prior to, or shall be released simultaneously with, the Closing, including documentation in form and substance reasonably satisfactory to Castlight executed by each Person holding a security interest created thereunder in any asset of Jiff as of the Closing Date terminating any and all such security interests and authorizing Castlight to file or record on behalf of such Person a UCC-3 termination statement or other instruments of release or discharge;
(xxiii)    an amendment, waiver and consent, in substantially the form attached hereto as Exhibit J (an “Equity Waiver”), executed by each Jiff Optionholder, in each case to the extent such Person is a Continuing Employee;
(xxiv)    Joinder Agreements from holders of 90% or more of the issued and outstanding capital stock of Jiff;
(xxv)    a parachute payment waiver, in substantially the form attached hereto as Exhibit K (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 6.14;
(xxvi)    evidence reasonably satisfactory to Castlight of (A) the exercise of Jiff Warrants prior to or as of, and contingent upon, the Closing or (B) acknowledgment that Jiff Warrants shall terminate effective upon the Effective Time;
(xxvii)    a confirmatory assignment of Intellectual Property from Stan Chudnovsky, in a form reasonably acceptable to Castlight; and
(xxviii)    (A) Jiff’s balance sheet as of the Closing prepared on a consistent basis with the Jiff Balance Sheet and (B) an itemized list of each item of Jiff Debt with a description of the nature of such Jiff Debt and the Person to whom such Jiff Debt is owed.
Receipt by Castlight of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Castlight or Merger Sub that the information or statements contained therein are true, correct or complete, and shall not diminish Castlight’s or Merger Sub’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.
1.3    Effect on Capital Stock and Options.
(a)    Treatment of Jiff Capital Stock and Jiff Options and Jiff Warrants. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, any Jiff Stockholder, Jiff Optionholder or Jiff Warrantholder or any other Person:
(i)    Jiff Preferred Stock.
(A)    Each share of Jiff Series A Preferred Stock held by a Converting Holder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by Jiff as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, a number of shares of Castlight Class B Common Stock equal to the Series A Per Share Stock Consideration.
(B)    Each share of Jiff Series B Preferred Stock held by a Converting Holder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by Jiff as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, a number of shares of Castlight Class B Common Stock equal to the Common Per Share Stock Consideration and, as and to the extent payable pursuant to the terms and conditions set forth in Annex A, the right to receive the Applicable Contingent Payments.
(C)    Each share of Jiff Series C Preferred Stock held by a Converting Holder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by Jiff as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, a number of shares of Castlight Class B Common Stock equal to the Common Per Share Stock Consideration and, as and to the extent payable pursuant to the terms and conditions set forth in Annex A, the right to receive the Applicable Contingent Payments.
(ii)    Jiff Common Stock. Each share of Jiff Common Stock, including any Unvested Jiff Shares, held by a Converting Holder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by Jiff as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, a number of shares of Castlight Class B Common Stock equal to the Common Per Share Stock Consideration and, as and to the extent payable pursuant to the terms and conditions Annex A, the right to receive the Applicable Contingent Payments.
(iii)    Jiff Starter Stock. Each share of Jiff Starter Stock held by a Converting Holder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by Jiff as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, a number of shares of Castlight Class B Common Stock equal to the Common Per Share Stock Consideration and, as and to the extent payable pursuant to the terms and conditions Annex A, the right to receive the Applicable Contingent Payments.

(iv)    Jiff Options and Employee RSUs.
(A)    On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, each Jiff Option and Employee RSU, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time and that is held by an employee who, immediately following the Effective Time, is a Continuing Employee shall be assumed by Castlight and converted into (1) an option to purchase Castlight Class B Common Stock or (2) a restricted stock unit that settles for Castlight Class B Common Stock, respectively, subject to and conditioned upon the Continuing Employee agreeing to the terms and conditions set forth in the Equity Waiver by executing and delivering the same to Jiff and Castlight. Except as otherwise set forth in this Agreement, each assumed Jiff Option (each, an “Assumed Jiff Option”) shall continue to have, and be subject to, the same terms and conditions set forth in Jiff Option Plan and Jiff Option agreement relating thereto as in effect immediately prior to the Effective Time, except that (A) such Assumed Jiff Option shall be exercisable for that number of whole shares of Castlight Class B Common Stock equal to the product obtained by multiplying the number of shares of Jiff Common Stock that were issuable upon exercise of such Jiff Option immediately prior to the Effective Time by the Equity Exchange Ratio, rounded down to the nearest whole number of shares of Castlight Class B Common Stock, (B) the per share exercise price for the shares of Castlight Class B Common Stock issuable upon exercise of such Assumed Jiff Option shall be equal to the per share exercise price set forth in such Continuing Employee’s Equity Waiver; and (C) each such Assumed Jiff Option held by a Continuing Employee shall be subject to the terms and conditions of the Equity Waiver entered into by such Continuing Employee. Notwithstanding anything herein to the contrary, the exercise price of each Assumed Jiff Option, the number of shares of Castlight Class B Common Stock issuable pursuant to each Assumed Jiff Option and the terms and conditions of each Assumed Jiff Option shall in all events be determined in compliance with Section 409A of the Code. Except as otherwise set forth in this Agreement, each assumed Employee RSU shall continue to have, and be subject to, the same terms and conditions set forth in the 2017 Jiff Option Plan and the restricted stock unit agreement underlying such Employee RSU as in effect immediately prior to the Effective Time, except that such Employee RSUs shall settle for that number of whole shares of Castlight Class B Common Stock equal to the product obtained by multiplying the number of shares of Jiff Common Stock subject to such Employee RSU by the Common Per Share Stock Consideration, rounded down to the nearest whole number of shares of Castlight Class B Common Stock.
(B)     On the terms and subject to the conditions set forth in this Agreement, effective as of the Effective Time, each Jiff Option (or portion thereof), whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time and that is (A) held by a Non-Continuing Employee or any other Person other than a Continuing Employee or (B) held by a Continuing Employee who has not executed and delivered an Equity Waiver prior to the Effective Time, shall be cancelled without the payment of any consideration.
(C)     No Jiff Option held by a Continuing Employee shall have the vesting or the lapse of any forfeiture, repurchase or similar restrictions, as applicable, accelerate, whether by the terms of Jiff Option Plan, any applicable Jiff Option agreement or grant, any applicable stock restriction agreement or other agreement related thereto, or otherwise, in connection with the execution and delivery of this Agreement or the consummation of the Merger or any of the other Transactions (either alone or in connection with any other event, contingent or otherwise).

(D)     Prior to the Effective Time, and subject to the review and approval of Castlight, Jiff shall take all actions necessary to effect the transactions contemplated by this Section 1.3(a) under Jiff Option Plan, all Jiff Option agreements, any applicable stock restriction agreement or other agreement, or any other plan or arrangement of Jiff (whether written or oral, formal or informal), and Applicable Law, including adopting all resolutions, giving all notices, obtaining consents from each holder of such Jiff Options and taking any other actions which are reasonably necessary to effectuate this Section 1.3(a). At the Effective Time, Jiff agrees to effect the termination of Jiff Option Plan, subject to the review and reasonable approval of Castlight.
(v)    Jiff Warrants. Each Jiff Warrant, whether vested or unvested, shall, without any further action on the part of any holder thereof, be cancelled and extinguished and shall not be assumed by Castlight in the Merger.
(vi)    Notwithstanding anything to the contrary contained herein, in no event shall the aggregate number of shares of Castlight Class B Common Stock to be issued by Castlight to Jiff Securityholders (including the Merger Consideration, but excluding the Employee RSUs) exceed the Total Amount, less a number of shares of Castlight Class B Common Stock (on a Castlight Stock Price basis) equal to an amount in cash equal to the 50% of Transaction Expenses.
(b)    Treatment of Jiff Capital Stock Owned by Jiff. At the Effective Time, all shares of Jiff Capital Stock that are owned by Jiff as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.
(c)    Treatment of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Castlight, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Entity (and the shares of the Surviving Entity into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Entity’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Entity.
(d)    Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to Jiff Capital Stock or Castlight capital stock occurring after the Agreement Date and prior to the Effective Time, and with respect to the shares of Castlight Class B Common Stock issued in the Earnout (if and when earned), occurring prior to such issuance in the Earnout, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.
(e)    Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting

Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Castlight shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Merger Consideration as if such shares never had been Dissenting Shares. Jiff shall provide to Castlight (i) prompt notice of any demands for appraisal or purchase received by Jiff, withdrawals of such demands and any other instruments related to such demands served pursuant to the DGCL and received by Jiff and (ii) the right to participate in all negotiations and proceedings with respect to such demands under the DGCL. Jiff shall not, except with the prior written consent of Castlight, which consent shall not be unreasonably withheld, delayed or conditioned, or as otherwise required under the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Subject to Section 9.2, the payout of consideration under this Agreement to the Converting Holders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(e) and under the DGCL) shall not be affected by the exercise or potential exercise of appraisal rights under the DGCL by any other Jiff Stockholder.
(f)    Rights Not Transferable. The rights of Jiff Securityholders under this Agreement as of immediately prior to the Effective Time (including the right to receive any Applicable Contingent Payments) are personal to each such Jiff Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution without action taken by or on behalf of such Jiff Securityholder. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.
(g)    Fractional Shares. The number of shares of Castlight Class B Common Stock into which a Converting Holder’s shares of Jiff Capital Stock are converted pursuant to this Article I shall be rounded down to the nearest whole number of shares of Castlight Class B Common Stock. In lieu of any fractional shares of Castlight Class B Common Stock to which any Converting Holder would otherwise be entitled (after aggregating, for each particular stock certificate representing Jiff Capital Stock or option grant, all fractional shares of Castlight Class B Common Stock to be received by such holder), such Converting Holder shall receive from Castlight an amount in cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the Castlight Stock Price.
(h)    No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable or shares issuable in connection with the consummation of the Merger or the other Transactions.
1.4    Exchange Procedures.
(a)    Surrender of Certificates.
(i)    As soon as reasonably practicable after the Closing Date, to the extent not previously delivered, Castlight shall mail, or cause to be mailed, a letter of transmittal together with instructions for use thereof (the “Letter of Transmittal”) to every holder of record of Jiff Capital Stock that was issued and outstanding immediately prior to the Effective Time. The Letter of Transmittal shall specify that delivery of the certificates or instruments that immediately prior to the

Effective Time represented issued and outstanding Jiff Capital Stock (the “Certificates”) shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt thereof by Castlight (or, in the case of any lost, stolen or destroyed Certificate, compliance with Section 1.4(a)(vi)), together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates, and shall be in such form and have such other provisions as Castlight may reasonably specify, including an agreement to be bound by the provisions of Section 1.5 and Article IX and agree to release Jiff and the Surviving Entity from any claims, rights, Liabilities and causes of action whatsoever based upon, relating to or arising out of the Certificates, the Merger and/or the other Transactions.
(ii)    As soon as reasonably practicable after the Closing, Castlight shall cause to be deposited with American Stock Transfer & Trust Company LLC or other bank or trust company as Castlight may choose in its discretion (the “Exchange Agent”) the portion of the Merger Consideration issuable to Jiff Stockholders pursuant to Section 1.3(a) in respect of their shares of Jiff Capital Stock, subject to Section 1.4(c).
(iii)    As soon as reasonably practicable after the date of delivery to the Exchange Agent of a Certificate, together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, (A) the holder of record of such Certificate shall be entitled to receive the number of shares of Castlight Class B Common Stock that such holder has the right to receive pursuant to Section 1.3(a) in respect of such Certificate, less such Converting Holder’s Pro Rata Share of the Escrow Amount, and (B) such Certificate shall be cancelled.
(iv)    Any certificates or book-entry entitlements representing the shares of Castlight Class B Common Stock to be issued pursuant to Section 1.3(a) and in the Escrow Fund shall, so long as such shares are in the Escrow Fund, bear the following legends to the extent applicable (along with any other legends that may be required under Applicable Law):
“THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A RIGHT OF REPURCHASE AND/OR INDEMNITY AND ESCROW OBLIGATIONS AS SET FORTH IN AN AGREEMENT WITH THE COMPANY.”

It is Castlight’s current policy not to issue stock certificates representing shares of its capital stock, and all new issuances of capital stock are reflected on Castlight’s books and records in book entry only, with appropriate notations reflecting the applicable legends.

(v)    Upon receipt of written confirmation of the effectiveness of the Merger from the Secretary of State of the State of Delaware, Castlight will instruct the Exchange Agent to deliver to each Converting Holder the aggregate number of shares of Castlight Class B Common Stock issuable to such Converting Holder pursuant to Section 1.3(a), less such Converting Holder’s Pro Rata Share of the Escrow Amount other than in respect of Dissenting Shares to holders thereof, as promptly as practicable, but in any event no later than five Business Days, following the submission of a Certificate to the Exchange Agent and a duly executed Letter of Transmittal by such Converting Holder.
(vi)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and, if required by Castlight or the Exchange Agent, the payment of any reasonable fees and the posting by such Person of a bond in such reasonable amounts as Castlight may direct as indemnity against any claim that may be made against it with respect to such document, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration issuable pursuant to Section 1.3(a) in respect of their shares of Jiff Capital Stock, subject to Section 1.4(c).
(b)    Escrow Amount. Notwithstanding anything to the contrary in the other provisions of this Article I, Castlight shall withhold from each Converting Holder’s applicable portion of the Merger Consideration issuable to such Converting Holder pursuant to Section 1.3(a) such Converting Holder’s Pro Rata Share of the Escrow Amount and deposit the Escrow Amount with the Escrow Agent. For each Converting Holder that holds both vested and unvested shares of Jiff Capital Stock, the shares of Castlight Class B Common Stock contributed to the Escrow Fund shall consist of vested and unvested shares of Castlight Class B Common Stock in the same ratio as such Converting Holders ratio of vested and unvested Jiff Capital Stock, and any unvested shares of Castlight Class B Common Stock in the Escrow Fund shall vest before any unvested shares of Castlight Class B Common Stock not in the Escrow Fund. The Escrow Fund and the Set-Off Right shall constitute partial security for the benefit of Castlight (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under Article IX, and shall be held and distributed in accordance with Section 9.1. The adoption of this Agreement and the approval of the principal terms of the Merger by Jiff Stockholders shall constitute, among other things, approval of the Escrow Amount, the withholding of the Escrow Amount by Castlight and the appointment of the Stockholders’Agent.
(c)    Transfers of Ownership. If any share of Castlight Class B Common Stock issuable pursuant to Section 1.3(a) is to be issued to a Person other than the Person to which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that such Certificate shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Castlight or any agent designated by Castlight any transfer or other Taxes required by reason of the issuance of shares of Castlight Class B Common Stock in any name other than that of the registered holder of such Certificate, or established to the satisfaction of Castlight or any agent designated by Castlight that such Tax has been paid or is not payable.
(d)    No Liability. Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.
(e)    Unclaimed Consideration. Each holder of a Certificate who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Castlight (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration issuable pursuant to Section 1.3(a) in respect of such Certificate. Notwithstanding anything to the contrary contained herein, if any Certificate has not been surrendered prior to the earlier of the first anniversary of the Effective Time and such date on which the applicable portion of the Merger Consideration issuable pursuant to Section 1.3(a) in respect of such Certificate would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such Certificate shall, to the extent permitted by Applicable Law, become the property of Castlight, but thereafter remaining subject to any and all claims or interests of any Person previously entitled thereto.
1.5    No Further Ownership Rights in Jiff Capital Stock, Jiff Options or Jiff Warrants. The applicable portion of the Merger Consideration issued or issuable following the surrender for exchange of the Certificates in accordance with this Agreement shall be issued or issuable in full satisfaction of all rights pertaining to the shares of Jiff Capital Stock represented by such Certificates, and there shall be no further registration of transfers on the records of the Surviving Entity of shares of Jiff Capital that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Entity for any reason, such Certificate, document or instrument (and the underlying shares of Jiff Capital Stock) shall be cancelled and exchanged as provided in this Article I.
1.6    Tax Consequences. The parties hereto intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 354(a)(1) and 368(a)(1) of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3, and to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code; it being understood and agreed that neither Castlight nor the Merger Sub nor Jiff makes any representations or warranties to Jiff or to any Jiff Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to Jiff or to any Jiff Securityholder of this Agreement, the Merger or the other Transactions or the other agreements contemplated by this Agreement. Jiff acknowledges that Jiff and the Jiff Securityholders will be relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions and the other agreements contemplated by this Agreement.
1.7    Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the applicable Jiff Securityholders when due, and each Jiff Securityholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.
1.8    Withholding Rights. Each of Castlight, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from any issuances of Castlight Class B Common Stock pursuant to this Agreement to any Named Employee, any Continuing Employee or any holder of any shares of Jiff Capital Stock, Jiff Options, Jiff Warrants or Certificates, such shares of Castlight Class B Common Stock as Castlight, the Surviving Entity or the Exchange Agent is required to deduct and withhold with respect to any such issuances under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so deducted or withheld and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been issued to such Persons in respect of which such deduction and withholding was made.
1.9    Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of Jiff, the officers and directors of the Surviving Entity are fully authorized, in the name and on behalf of Jiff or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF JIFF
Subject to the disclosures set forth in the disclosure letter of Jiff delivered to Castlight concurrently with the execution of this Agreement (the “Jiff Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the applicability to other representations and warranties is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed; provided that no such disclosure shall be deemed to be disclosed on Schedule 2.5(ii) of the Jiff Disclosure Letter unless expressly stated in Schedule 2.5(ii) of the Jiff Disclosure Letter)), Jiff represents and warrants to Castlight as follows:
2.1    Organization, Standing, Power and Subsidiaries.
(a)    Jiff is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Jiff has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Jiff Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to Jiff. Jiff has and, since its inception has had, no Subsidiaries or any Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity.
(b)    Schedule 2.1(b) of the Jiff Disclosure Letter sets forth a true, correct and complete list as of the Agreement Date of: (i) the names of the members of the Jiff Board (or similar body), (ii) the names of the members of each committee of the Jiff Board (or similar body) and (iii) the names and titles of the officers of Jiff.
2.2    Capital Structure.
(a)    The authorized Jiff Capital Stock consists solely of (i) 67,000,000 shares of Jiff Common Stock, (ii) 2,911,016 shares of Jiff Starter Stock, and (iii) 41,384,061 shares of Jiff Preferred Stock, 231,975 of which are designated as Jiff Series A Preferred Stock, 18,502,086 of which are designated as Jiff Series B Preferred Stock and 22,650,000 of which are designated as Jiff Series C Preferred Stock. A total of 721,161 shares of Jiff Common Stock, 2,911,016 shares of Jiff Starter Stock, 231,975 shares of Jiff Series A Preferred Stock, 18,502,086 shares of Jiff Series B Preferred Stock and 22,196,879 shares of Jiff Series C Preferred Stock are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Jiff Capital Stock and no commitments or Contracts to issue any shares of Jiff Capital Stock as of the Agreement Date other than pursuant to the exercise of Jiff Options under Jiff Option Plans that are outstanding as of the Agreement Date or the exercise of Jiff Warrants that are outstanding as of the Agreement Date. Jiff holds no treasury shares. Schedule 2.2(a) of the Jiff Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of Jiff Stockholders and the number and type of such shares so owned by such Jiff Stockholder, and any beneficial holders thereof, if applicable, (ii) the number of shares of Jiff Common Stock that would be owned by such Jiff Stockholder assuming conversion of all shares of Jiff Preferred Stock and/or shares of Jiff Starter Stock so owned by such Person after giving effect to all anti-dilution and similar adjustments and (iii) the number of such shares of Jiff Common Stock that are Unvested Jiff Shares, including as applicable the number and type of such Unvested Jiff Shares, the per share purchase price paid for such Unvested Jiff Shares, the vesting schedule in effect for such Unvested Jiff Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Jiff Shares and the length of the repurchase period following the termination of service of the holder of such Unvested Jiff Shares. All issued and outstanding shares of Jiff Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract to which Jiff is a party or by which Jiff or any of its assets is bound. Jiff has never declared or paid any dividends on any shares of Jiff Capital Stock. There is no Liability for dividends accrued and unpaid by Jiff. Jiff is not under any obligation to register under the Securities Act or any other Applicable Law any shares of Jiff Capital Stock, any Equity Interests or any other securities of Jiff, whether currently outstanding or that may subsequently be issued. Each share of Jiff Preferred Stock is convertible into shares of Jiff Common Stock on a one-for-one basis, and immediately prior to the Closing, all shares of Jiff Series B Preferred Stock and Series C Preferred Stock will be deemed to have converted into shares of Jiff Common Stock in accordance with the Certificate of Incorporation in effect as of the Agreement Date. All issued and outstanding shares of Jiff Capital Stock and all Jiff Options and Jiff Warrants were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which Jiff is a party or by which Jiff or any of its assets is bound.
(b)    As of the Agreement Date, Jiff has reserved 13,588,076 shares of Jiff Common Stock for issuance to employees, non-employee directors and consultants pursuant to Jiff Option Plans, of which 11,388,804 shares are subject to outstanding and unexercised Jiff Options, and 1,740,396 shares remain available for issuance thereunder. Schedule 2.2(b) of the Jiff Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Jiff Optionholders, and each Jiff Option, whether or not granted under Jiff Option Plan, including the number of shares of Jiff Capital Stock subject to each Jiff Option, the number of such shares that are vested or unvested, the “date of grant” of such Jiff Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Jiff Option under Section 422 of the Code (or any applicable foreign Tax law), the term of each Jiff Option, the plan from which such Jiff Option was granted (if any) and the country and state of residence of such Jiff Optionholder. All Jiff Options listed on Schedule 2.2(b) of the Jiff Disclosure Letter that are denoted as incentive stock options under Section 422 of the Code so qualify and will continue to so qualify as of immediately prior to the consummation of the Transactions. In addition, Schedule 2.2(b) of the Jiff Disclosure Letter indicates, as of the Agreement Date, which Jiff Optionholders are Persons that are not employees of Jiff (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), and indicating if such non-employee Jiff Optionholder is a non-employee director, consultant, advisory board member, vendor, service or provider or other similar Person. True, correct and complete copies of each Jiff Option Plan, all agreements and instruments relating to or issued under each Jiff Option Plan (including executed copies of all Contracts relating to each Jiff Option and the shares of Jiff Capital Stock purchased under such Jiff Option) have been made available to Castlight, and such Jiff Option Plans and Contracts have not been amended, modified or supplemented since being provided to Castlight, and there are no agreements, understandings or commitments to amend, modify or supplement such Jiff Option Plans or Contracts in any case from those provided to Castlight. The terms of Jiff Option Plans permit the treatment of Jiff Options as provided herein, without notice to, or the consent or approval of, Jiff Optionholders, Jiff Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Jiff Options.
(c)    Schedule 2.2(c) of the Jiff Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Jiff Warrantholders, including the number of shares and type of Jiff Capital Stock subject to each Jiff Warrant, the date of grant, if applicable, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each Jiff Warrant. True, correct and complete copies of each Jiff Warrant have been made available to Castlight, and such Jiff Warrants have not been amended or supplemented since being made available to Castlight, and there are no Contracts providing for the amendment or supplement of such Jiff Warrants. The terms of Jiff Warrants permit the treatment of Jiff Warrants as provided herein, without notice to, or the consent or approval of, Jiff Warrantholders, Jiff Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Jiff Warrants.
(d)    As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of Jiff other than shares of Jiff Capital Stock, Jiff Options and Jiff Warrants. Other than as set forth on Schedules 2.2(a), 2.2(b) and 2.2(c) of the Jiff Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of Jiff, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which Jiff is a party or by which it or its assets is bound, (i) obligating Jiff, or to the knowledge of Jiff (without inquiry or investigation of any third parties), a Jiff Securityholder, to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of Jiff or other rights to purchase or otherwise acquire any Equity Interests of Jiff, whether vested or unvested, or (ii) obligating Jiff, or to the knowledge of Jiff (without inquiry or investigation of any third parties), such Jiff Securityholder, to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Jiff Option, Jiff Warrant, call, right or Contract.
(e)    No Jiff Debt (i) granting its holder the right to vote on any matters on which any Jiff Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of Jiff, is issued or outstanding as of the Agreement Date (collectively, “Jiff Voting Debt”).
(f)    There are no Contracts relating to voting, purchase, sale or transfer of any Jiff Capital Stock (i) between or among Jiff and any Jiff Securityholder, other than written Contracts granting Jiff the right to purchase unvested shares upon termination of employment or service, and (ii) to the knowledge of Jiff (without inquiry or investigation of any third parties), between or among any of Jiff Securityholders. Neither Jiff Option Plans nor any Contract of any character to which Jiff is a party to or by which Jiff or any of its assets is bound relating to any Jiff Options or Unvested Jiff Shares requires or otherwise provides for any accelerated vesting of any Jiff Options or Unvested Jiff Shares or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with Jiff or Castlight, or any other event, whether before, upon or following the Effective Time or otherwise.
(g)    As of the Closing, (i) the number of shares of Jiff Capital Stock set forth in the Spreadsheet as being owned by a Person, or subject to Jiff Options owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Jiff Capital Stock or any other Equity Interests of Jiff, (ii) no Person not disclosed in the Spreadsheet will have a right to acquire from Jiff any shares of Jiff Capital Stock, Jiff Options, Jiff Warrants or any other Equity Interests of Jiff and (iii) to the knowledge of Jiff (without inquiry or investigation of any third parties), the shares of Jiff Capital Stock and/or Jiff Options disclosed in the Spreadsheet will be free and clear of any Encumbrances.
(h)    Schedule 2.2(h) of the Jiff Disclosure Letter identifies each employee of Jiff or other Person with an offer letter or other Contract or Jiff Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Jiff Common Stock or other equity awards with respect to Jiff Capital Stock or (ii) other securities of Jiff, that in each case, have not been issued or granted as of the Agreement Date, together with the number of such options, other equity awards or other securities and any promised terms thereof.
2.3    Authority; Non-contravention.
(a)    Subject to obtaining Jiff Stockholder Approval, Jiff has all requisite corporate power and authority to enter into this Agreement and the other Jiff Transaction Documents and to consummate the Transactions. Subject to obtaining Jiff Stockholder Approval, the execution and delivery of this Agreement and the other Jiff Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Jiff. Each Transaction Document has been duly executed and delivered by Jiff and, assuming the due execution and delivery of such Transaction Document by the other parties hereto, constitutes the valid and binding obligation of Jiff enforceable against Jiff in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Jiff Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Jiff Board, has (i) declared that this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Jiff and Jiff Stockholders, (ii) approved this Agreement in accordance with Applicable Law and (iii) directed that the adoption of this Agreement and approval of the principal terms of the Merger be submitted to Jiff Stockholders for consideration and recommended that all of Jiff Stockholders adopt this Agreement and approve the Merger. The affirmative votes of (i) the holders of a majority of the outstanding shares of Jiff Common Stock, Jiff Preferred Stock and Jiff Starter Stock (voting together as a single voting class on an as-converted to Jiff Common Stock basis) and (ii) the holders of at least two-thirds of the outstanding shares of Jiff Preferred Stock and Jiff Starter Stock (voting together as a single voting class on an as-converted to Jiff Common Stock basis) are the only votes of the holders of Jiff Capital Stock necessary to adopt this Agreement and approve the principal terms of the Merger under the DGCL, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Jiff Stockholder Approval”).
(b)    The execution and delivery of this Agreement and the other Jiff Transaction Documents, by Jiff does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of Jiff, or to the knowledge of Jiff (without inquiry or investigation of any third parties), any of the shares of Jiff Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any material benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of Jiff, in each case as amended to date, (B) any Material Contract or (C) any Applicable Law.
(c)    No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to Jiff in connection with the execution and delivery of this Agreement or any other Jiff Transaction Document or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger, as provided in Section 1.1(d), (ii) such filings and notifications as may be required to be made by Jiff in connection with the Merger and the other Transactions under the HSR Act and other applicable Antitrust Laws and the expiration or early termination of the applicable waiting period under the HSR Act and other applicable Antitrust Laws, and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, Jiff’s ability to perform or comply with the covenants, agreements or obligations of Jiff herein or in any other Jiff Transaction Document or to consummate the Transactions in accordance with this Agreement or any other Jiff Transaction Document and Applicable Law.
(d)    Jiff, the Jiff Board and Jiff Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the organizational or governing documents of Jiff will not be applicable to any of Castlight, Jiff or the Surviving Entity, or to the execution, delivery, or performance of this Agreement or the Stockholder Agreement, or to the Transactions, Jiff Stockholder Approval or the Requisite Stockholder Approval.
2.4    Financial Statements; No Undisclosed Liabilities.

(a)    Jiff has made available to Castlight its audited financial statements for the year ended December 31, 2015 and its unaudited financial statements for the 10-month period ended October 31, 2016 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Jiff Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of Jiff, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present in all material respects the consolidated financial condition of Jiff at the dates therein indicated and the consolidated results of operations and cash flows of Jiff for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or will be material in amount) and (iv) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.
(b)    Jiff has no Liabilities of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of October 31, 2016 (such date, the “Jiff Balance Sheet Date” and such balance sheet, the “Jiff Balance Sheet”), (ii) those incurred in the conduct of Jiff’s business since Jiff Balance Sheet Date in the ordinary course consistent with past practice, (iii) those incurred by Jiff in connection with the execution of this Agreement, (iv) those that are executory performance obligations arising under Contracts to which Jiff is a party or otherwise bound (that, in the case of Material Contracts, do not result from a breach or default thereunder) or (v) those that are immaterial to Jiff. Except for Liabilities reflected in the Financial Statements, Jiff has no off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by Jiff. All reserves that are set forth in or reflected in Jiff Balance Sheet have been established in accordance with GAAP consistently applied. The Financial Statements comply in all material respects with the Financial Accounting Standards Board Accounting Standards Codification 985-605. Without limiting the generality of the foregoing, Jiff has never guaranteed any debt for borrowed money of any other Person. For clarity, the mere existence of a claim, complaint or notice from a third party involving Jiff arising after the Agreement Date shall not constitute a breach of this Section 2.4(b) based solely on the theory that such claim or the matters underlying such claim (absent an underlying breach of another applicable representation, warranty or covenant) constitute a contingent, unmatured or other Liability of Jiff.
(c)    Schedule 2.4(c) of the Jiff Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Jiff Debt, including, for each item of Jiff Debt, the agreement governing Jiff Debt and the interest rate, maturity date, any assets securing such Jiff Debt and any prepayment or other penalties payable in connection with the repayment of such Jiff Debt at the Closing.
(d)    Schedule 2.4(d) of the Jiff Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which Jiff maintains accounts and the names of all Persons authorized to make withdrawals therefrom.
(e)    The accounts receivable of Jiff (the “Accounts Receivable”) as reflected on Jiff Balance Sheet and as will be reflected in Jiff Closing Financial Certificate arose in the ordinary course of business consistent with past practice and represent bona fide claims against debtors for sales and other charges, and have been collected or to the knowledge of Jiff, are collectible in the book amounts thereof within 60 days following the Agreement Date, less an amount not in excess of the allowance for doubtful accounts provided for in Jiff Balance Sheet or in Jiff Closing Financial Certificate, as the case may be. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP consistently applied and in accordance with Jiff’s past practice and are to the knowledge of Jiff, sufficient to provide for any losses that may be sustained on realization of the applicable Accounts Receivable. The Accounts Receivable arising after Jiff Balance Sheet Date and before the Closing Date (i) arose or shall arise in the ordinary course of business consistent with past practice, (ii) represented or shall represent bona fide claims against debtors for sales and other charges and (iii) have been collected or are to the knowledge of Jiff collectible in the book amounts thereof within 60 days following the Closing Date, less allowances for doubtful accounts and warranty returns determined in accordance with GAAP consistently applied and Jiff’s past practice that to the knowledge of Jiff, are or shall be sufficient to provide for any losses that may be sustained on realization of the applicable Accounts Receivable. As of the Agreement Date, none of the Accounts Receivable is subject to any claim of offset, recoupment, set-off or counter-claim and, to the knowledge of Jiff, there are no facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No material amount of Accounts Receivable is contingent upon the performance by Jiff of any obligation or Contract other than normal warranty repair and replacement. No Person has any Encumbrance on any Accounts Receivable, and no agreement for deduction or discount has been made with respect to any such Accounts Receivable. Schedule 2.4(e) of the Jiff Disclosure Letter sets forth, as of the Agreement Date, an aging of the Accounts Receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns. Schedule 2.4(e) of the Jiff Disclosure Letter sets forth, as of the Agreement Date, such amounts of Accounts Receivable that are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made within the last year, including the type and amounts of such claims.
(f)    Jiff has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of Jiff are being executed and made only in accordance with appropriate authorizations of management and the Jiff Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Jiff and (iv) that the amount recorded for assets on the books and records of Jiff is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of Jiff and, to the knowledge of Jiff, Jiff’s independent auditors, any current or former employee, consultant or director of Jiff, has identified or been made aware of any fraud, whether or not material, that involves Jiff’s management or other current or former employees, consultants directors of Jiff who have a role in the preparation of financial statements or the internal accounting controls utilized by Jiff, or any claim or allegation regarding any of the foregoing. None of Jiff and, to the knowledge of Jiff, any Representative of Jiff has received or otherwise had or obtained knowledge of any material written complaint, allegation, assertion or claim, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of Jiff or its internal accounting controls or any material inaccuracy in Jiff’s financial statements. No attorney representing Jiff, whether or not employed by Jiff, has reported to the Jiff Board or any committee thereof or to any director or officer of Jiff evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Jiff or its Representatives. There are no significant deficiencies or material weaknesses in the design or operation of Jiff’s internal controls that would reasonably be expected to adversely affect Jiff’s ability to record, process, summarize and report financial data. At Jiff Balance Sheet Date, there were no material loss contingencies (as such term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 450) that are not adequately provided for in Jiff Balance Sheet as required by such Topic 450. There has been no change in Jiff accounting policies since December 31, 2015, except as described in the Financial Statements.
2.5    Absence of Changes. Except as otherwise contemplated by this Agreement, from the Jiff Balance Sheet Date to the Agreement Date, (i) Jiff has conducted the Jiff Business only in the ordinary course of business consistent with past practice, (ii) there has not occurred any Material Adverse Effect with respect to Jiff and (iii) Jiff has not done, caused or permitted any action that would constitute a breach of Section 5.2 if such action were taken by Jiff, without the written consent of Castlight, between the Agreement Date and the earlier of the termination of this Agreement and the Effective Time.
2.6    Litigation. As of the Agreement Date, there is no Legal Proceeding to which Jiff is a party pending before any Governmental Entity, or, to the knowledge of Jiff, threatened in writing against Jiff or any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with Jiff). As of the Agreement Date, there is no Order against Jiff, any of its assets, or, to the knowledge of Jiff, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with Jiff). To the knowledge of Jiff, there is no reasonable basis for any Person to assert a claim against Jiff or any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with Jiff) based upon: (i) Jiff entering into this Agreement, any of the Transactions or the agreements contemplated by this Agreement, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith or (ii) any claim that Jiff has agreed to sell or dispose of any of its assets to any party other than Castlight, whether by way of merger, consolidation, sale of assets or otherwise; provided that for clarity, this sentence will not be deemed to address general contract non-contravention (which is addressed by Section 2.3(b)(ii)(B)). As of the Agreement Date, Jiff does not have any Legal Proceeding pending against any other Person.
2.7    Restrictions on Business Activities. There is no Contract or Order addressed to and binding upon Jiff that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting, restricting or impairing any current business practice of Jiff, any acquisition of property by Jiff, or the conduct or operation of the Jiff Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of Jiff to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to Jiff Products or Jiff Intellectual Property, or to make use of any Jiff Intellectual Property, including any grants by Jiff of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.
2.8    Compliance with Laws; Governmental Permits.
(a)    Jiff has complied in all material respects with, is not in violation in any material respect of, and has not received any notices of violation with respect to, Applicable Law.
(b)    Jiff has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which Jiff currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Jiff Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Jiff Authorizations”), and all of Jiff Authorizations are in full force and effect. As of the Agreement Date, Jiff has not received any written notice or, to the knowledge of Jiff, other communication from any Governmental Entity regarding (i) any actual or possible violation of any Jiff Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Jiff Authorization, and to the knowledge of Jiff (without inquiry or investigation of any Governmental Entity), no such notice or other communication is forthcoming. Jiff has materially complied with all of the terms of Jiff Authorizations and none of Jiff Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

2.9    Title to, Condition and Sufficiency of Assets; Real Property.
(a)    Jiff has good and marketable title to, or valid leasehold interest in all of its tangible properties, and interests in tangible properties and assets, real and personal, reflected on Jiff Balance Sheet or acquired after Jiff Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since Jiff Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased tangible properties and assets, valid leasehold interests in such properties and assets that afford Jiff valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances and liens securing indebtedness that is reflected on the Jiff Balance Sheet.
(b)    The tangible assets and properties owned or licensed by Jiff (i) constitute all of such assets and properties that are necessary for Jiff to conduct, operate and continue the conduct of the Jiff Business and to sell and otherwise enjoy full rights to exploitation of such assets and properties and (ii) constitute all of such assets and properties that are used in the conduct of the Jiff Business, without (A) the need for Castlight to acquire or license any other tangible asset or property or (B) the breach or violation of any Material Contract.
(c)    Schedule 2.9(c) of the Jiff Disclosure Letter identifies each parcel of real property leased by Jiff. Jiff has made available to Castlight true, correct and complete copies of all leases, subleases and other agreements under which Jiff uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Jiff does not currently own any real property.
2.10    Intellectual Property.
(a)    As used herein, the following terms have the meanings indicated below:
(i)    “Jiff Data” means all data collected, generated, or received in connection with the marketing, delivery, or use of any Jiff Product, including Jiff-Licensed Data, Jiff-Owned Data and Personal Data.
(ii)    “Jiff Data Agreement” means any Contract involving Jiff Data to which Jiff is a party or is bound by, except for the standard terms of service entered into by users of Jiff Products (copies of which have been made available to Castlight).
(iii)    “Jiff Intellectual Property” means any and all Jiff-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to Jiff.
(iv)    “Jiff Intellectual Property Agreements” means any Contract governing any Jiff Intellectual Property to which Jiff is a party or bound by, except for Contracts for Third-Party Intellectual Property that is generally, commercially available software and (A) is not material to Jiff, (B) has not been modified or customized for Jiff and (C) is licensed for an annual fee under $1,000.
(v)    “Jiff-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by Jiff.
(vi)    “Jiff Privacy Policies” means, collectively, any and all (A) of Jiff’s data privacy and security policies, whether applicable internally, or published on Jiff Websites or otherwise made available by Jiff to any Person, (B) public representations (including representations on Jiff Websites), industry self-regulatory obligations and commitments and Contracts with third parties relating to the Processing of Jiff Data and (C) policies and obligations applicable to Jiff as a result of Jiff’s certification under the US-Switzerland Safe Harbor and the US-EU Privacy Shield Framework.
(vii)    “Jiff Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of Jiff and all products or services currently under development by Jiff.
(viii)    “Jiff Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, Jiff.
(ix)    “Jiff Source Code” means, collectively, any software source code, or any material proprietary information or algorithm contained in or relating to any software source code, of any Jiff-Owned Intellectual Property.
(x)    “Jiff Websites” means all web sites owned, operated or hosted by Jiff (including those web sites operated using the domain names listed in Schedule 2.10(c) of the Jiff Disclosure Letter), and the underlying platforms for such web sites.
(xi)    “HIPAA” means the Health Insurance Portability and Accountability Act of 1996 as amended by the HITECH Act, and as otherwise may be amended from time to time, including the Privacy Standards (45 C.F.R. Parts 160 and 164), the Electronic Transactions Standards (45 C.F.R. Parts 160 and 162), and the Security Standards (45 C.F.R. Parts 160, 162 and 164) promulgated under the Administrative Simplifications subtitle of the Health Insurance Portability and Accountability Act of 1996, as amended by the HIPAA Omnibus Rule, issued on January 25, 2013, effective as of March 26, 2013, as applicable.
(xii)    “ICT Infrastructure” means the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and Jiff Websites) that is used by Jiff in and material to the Jiff Business.
(xiii)     “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.
(xiv)    “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing.
(xv)    “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).
(xvi)    “Personal Data” means a natural Person’s (including an end user’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or user or account number, or any other piece of information that allows the identification of a natural Person or is otherwise considered personally identifiable information, protected health information or personal data under Applicable Law.
(xvii)    “Privacy Laws” means (A) each Applicable Law applicable to the protection or Processing or both of Personal Data, and includes rules relating to the US- Switzerland Safe Harbor, US-EU Privacy Shield Framework, HIPAA, Payment Card Industry Data Security Standards, and direct marketing, e-mails, text messages or telemarketing, (B) guidance issued by a Governmental Entity that pertains to one of the laws, rules or standards outlined in clause (A) and (C) industry self-regulatory principles applicable to the protection or Processing of Personal Data, direct marketing, e-mails, text messages or telemarketing, to the extent that such self-regulatory principles are binding on Jiff.
(xviii)    “Process” or “Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.
(xix)    “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, rights in technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists
(xx)    “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.
(b)    Status. Jiff has full title and ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property necessary to enable it to carry on the Jiff Business, free and clear of any Encumbrances (other than Permitted Encumbrances) and without any conflict with or infringement upon the rights of others. Jiff Intellectual Property collectively constitutes all of the Intellectual Property necessary for Castlight’s conduct of, or that are used in or held for use for, the Jiff Business without: (i) the need for Castlight to acquire or license any Intellectual Property and (ii) the breach or violation of any Contract. Jiff has not transferred ownership of, or granted any exclusive rights in, any Jiff-Owned Intellectual Property to any third party. No third party has any ownership right, title, interest, claim in or lien on any of Jiff-Owned Intellectual Property.
(c)    Jiff Registered Intellectual Property. Schedule 2.10(c) of the Jiff Disclosure Letter lists all Jiff Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and all actions that are required to be taken by Jiff within 120 days following the Agreement Date in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Jiff Registered Intellectual Property is (i) subsisting and, to the knowledge of Jiff, valid (or in the case of applications, applied for), (ii) all registration, maintenance and renewal fees currently due in connection with such Jiff Registered Intellectual Property have been paid and (iii) all documents, recordations and certificates in connection with such Jiff Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Jiff Registered Intellectual Property and recording Jiff’s ownership interests therein. Jiff has made available to Castlight tangible copies of all of Jiff’s pending patent applications.
(d)    No Assistance. At no time during the conception of or reduction to practice of any of Jiff-Owned Intellectual Property was Jiff, or any developer, inventor or other contributor to such Jiff-Owned Intellectual Property (provided that with respect to third party contractors or consultants, this representation is made only as to the knowledge of Jiff), operating under any grants from any Governmental Entity, performing research sponsored by any Governmental Entity, university or private source, or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect Jiff’s rights in such Jiff-Owned Intellectual Property.
(e)    Founders. All rights in, to and under all Intellectual Property created by Jiff’s founders for or on behalf or in contemplation of Jiff (i) prior to the inception of Jiff or (ii) prior to their commencement of employment with Jiff have been duly and validly assigned to Jiff, and Jiff has no reason to believe that any such Person is unwilling to provide Castlight or Jiff with such cooperation as may reasonably be required to complete and prosecute all appropriate United States and foreign patent and copyright filings related thereto.
(f)    Invention Assignment and Confidentiality Agreement. Jiff has secured from all (i) employees, and all consultants, advisors and independent contractors who were engaged for the development of any Intellectual Property for Jiff, and (ii) named inventors of patents and patent applications owned or purported to be owned by Jiff (any Person described in clause (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property independently or jointly conceived of or reduced to practice, created or developed by, such Author in the course of or period of their employment or engagement by Jiff, and Jiff has obtained the waiver of all non-assignable rights, in each case to the maximum extent permitted by Applicable Law. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any such Intellectual Property developed by the Author for Jiff. Without limiting the foregoing, Jiff has obtained written and enforceable Intellectual Property assignments from all current and former Authors consistent with the foregoing, and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. Jiff has made available to Castlight copies of all forms of such assignment documents currently and historically used by Jiff and, in the case of patents and patent applications, Jiff has made available to Castlight copies of all such assignments.
(g)    No Violation. To the knowledge of Jiff, no current or former employee, consultant, advisor or independent contractor of Jiff: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, Jiff or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for Jiff that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach by Jiff of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i).
(h)    Confidential Information. Jiff has taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of Jiff (including trade secrets) or provided by any third party to Jiff (“Confidential Information”). All current and former employees and contractors of Jiff and any third party having access to Confidential Information have executed and delivered to Jiff a written legally binding agreement regarding the protection of such Confidential Information. Jiff has implemented and maintains reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith and has tested such plans on a periodic basis, and such testing has not revealed any material deficiencies. To the knowledge of Jiff, Jiff has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data in Jiff’s possession, custody or control.
(i)    Non-Infringement. To the knowledge of Jiff, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Jiff-Owned Intellectual Property by any third party. Jiff has not brought any Legal Proceeding for infringement or misappropriation of any Jiff-Owned Intellectual Property. Jiff has no Liability for infringement or misappropriation of any Third-Party Intellectual Property. The operation of the Jiff Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Jiff Product and/or Jiff-Owned Intellectual Property and (ii) Jiff’s use of any product, device, process or service used in the Jiff Business as previously conducted, currently conducted and as proposed to be conducted by Jiff, has not, does not and will not infringe (directly or indirectly, including via contribution or inducement), misappropriate or violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property, and does not constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which Jiff conducts its business or in which Jiff Products are manufactured, marketed, distributed, licensed or sold and there is no basis for any such claims. Jiff has not been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that Jiff has infringed, misappropriated, or violated or, by conducting the Jiff Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity. No Jiff-Owned Intellectual Property is subject to any Legal Proceeding, Order, or settlement agreement that restricts in any manner the use, transfer or licensing thereof by Jiff, or that may affect the validity, use or enforceability of any Jiff-Owned Intellectual Property. Jiff has not received any written opinion of counsel that any Jiff Product or Jiff-Owned Intellectual Property or the operation of the business of Jiff, as previously or currently conducted, or as currently proposed to be conducted, infringes or misappropriates any Third-Party Intellectual Property.
(j)    Licenses; Agreements.
(i)    (A) Jiff has not granted any options or licenses of any kind relating to any Jiff-Owned Intellectual Property outside of normal nonexclusive licenses entered into by end users of Jiff Products in the ordinary course, and (B) Jiff is not bound by or a party to any option, license or agreement of any kind with respect to any of the Jiff-Owned Intellectual Property (other than (1) nondisclosure agreements entered into in the ordinary course of business, and (2) agreements with founders, employees, contractors, advisors and independent contractors with respect to the development or assignment of Jiff-Owned Intellectual Property, which agreements satisfy the requirements set forth in Section 2.10(f)).
(ii)    Jiff is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Jiff-Owned Intellectual Property.
(k)    Other Intellectual Property Agreements. With respect to Jiff Intellectual Property Agreements:
(i)    Jiff is not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of Jiff’s obligations under this Agreement), in breach of any Jiff Intellectual Property Agreement and the consummation of the Transactions will not result in the modification of, or give rise to any rights of cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Jiff Intellectual Property Agreements, or give any non-Jiff party to any Jiff Intellectual Property Agreement the right to do any of the foregoing;
(ii)    to the knowledge of Jiff, no counterparty to any Jiff Intellectual Property Agreement is in breach thereof;
(iii)    at and after the Closing, the Surviving Entity (as a wholly owned subsidiary of Castlight) will be permitted to exercise all of Jiff’s rights under Jiff Intellectual Property Agreements to the same extent Jiff would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that Jiff would otherwise be required to pay;
(iv)    to the knowledge of Jiff, there are no disputes or Legal Proceedings (pending or threatened) regarding the scope of any Jiff Intellectual Property Agreements, or performance under any Jiff Intellectual Property Agreements including with respect to any payments to be made or received by Jiff thereunder;
(v)    none of Jiff Intellectual Property Agreements grants any third party exclusive rights to or under any Jiff-Owned Intellectual Property;
(vi)    none of Jiff Intellectual Property Agreements grants any third party the right to sublicense any Jiff-Owned Intellectual Property;

(vii)    Jiff has obtained valid, written licenses (sufficient for the conduct of the Jiff Business) to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by Jiff with any of Jiff Products; and
(viii)    no third party that has licensed Intellectual Property Rights to Jiff has ownership or license rights to improvements or derivative works made by Jiff in the Third-Party Intellectual Property that has been licensed to Jiff.
(l)    Non-Contravention. None of the execution and performance of this Agreement, or the consummation of the Transactions will result in: (i) Castlight or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Castlight or any of its Affiliates, (ii) Castlight or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Castlight or the Surviving Entity being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any right of termination of any Jiff Intellectual Property (or any material adverse impact on any Jiff-Owned Intellectual Property).
(m)    Jiff Source Code. Jiff has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Jiff Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development of Jiff Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by Jiff of any Jiff Source Code, other than disclosures to employees and consultants involved in the development of Jiff Products. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Jiff Source Code.
(n)    Open Source Software. Schedule 2.10(n) of the Jiff Disclosure Letter identifies all Open Source Materials incorporated or embedded in or combined with any Jiff Products, describes whether such Open Source Materials were modified and/or distributed by Jiff, identifies the licenses under which such Open Source Materials were used and discloses how Jiff’s proprietary code interacts with any open source licensed under the Affero GPL or similar “network viral” license. Jiff is in compliance with the terms and conditions of all licenses for such Open Source Materials. Jiff has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, Jiff-Owned Intellectual Property or Jiff Products, (ii) distributed Open Source Materials in conjunction with any Jiff-Owned Intellectual Property or Jiff Products or (iii) used Open Source Materials, in such a way that, with respect to clauses (i)-(iii), creates, or purports to create, obligations for Jiff with respect to any Jiff-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Jiff-Owned Intellectual Property (including Jiff using, modifying, or distributing any Open Source Materials that require, as a condition of such use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).
(o)    Information Technology.
(i)    Status. The arrangements relating to the ICT Infrastructure (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the Transactions, and the ICT Infrastructure will continue to be available for use by Jiff immediately following the consummation of the Transactions and thereafter on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Castlight. Jiff is the sole legal and beneficial owner of the ICT Infrastructure and the ICT Infrastructure is used exclusively by Jiff. The ICT Infrastructure that is currently used in the Jiff Business constitutes all the information and communications technology infrastructure and systems reasonably necessary to carry on the Jiff Business as currently conducted, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the Jiff Business as currently conducted with regard to information and communications technology, data processing and communications.
(ii)    No Faults. Jiff has not experienced, and to the knowledge of Jiff, no circumstances exist that are likely or expected to give rise to, any material disruption in or to the operation of the Jiff Business as a result of: (A) any substandard performance or defect in any part of the ICT Infrastructure whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise or (B) a breach of security in relation to any part of the ICT Infrastructure.
(iii)    ICT Agreements. All Contracts relating to the ICT Infrastructure are valid and binding and no Contract (including any Contract for Third-Party Intellectual Property) that relates to the ICT Infrastructure has been the subject of any breach by Jiff or, to the knowledge of Jiff, any other Person, and Jiff (A) has not waived any breach thereof by any other Person, (B) has not received any notice of termination of any such Contract and (C) is not aware of any circumstances that would give rise to a breach, suspension, variation, revocation or termination of any such Contract without the consent of Jiff (other than termination in accordance with the terms of such Contract).
(p)    Privacy and Personal Data.
(i)    Jiff’s data, privacy and security practices conform, and at all times have conformed, to all of Jiff Privacy Commitments, Privacy Laws and Jiff Data Agreements. Jiff has at all times: (i) provided adequate notice and obtained any necessary consents from end users required for the Processing of Personal Data as conducted by or for Jiff and (ii) abided by any privacy choices (including opt-out preferences) of end users relating to Personal Data, in each case to the extent required by Applicable Law (such obligations along with those contained in Jiff Privacy Policies, collectively, “Jiff Privacy Commitments”). Neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions will cause, constitute, or result in a breach or violation of any Privacy Laws or Jiff Privacy Commitments, any Jiff Data Agreements or standard terms of service entered into by users of Jiff Products. Copies of all current and prior Jiff Privacy Policies have been made available to Castlight and such copies are true, correct and complete.
(ii)    Jiff has established and maintains appropriate technical, physical and organizational measures and security systems and technologies in compliance with all data security requirements under Privacy Laws and Jiff Privacy Commitments that are designed to protect Jiff Data against accidental or unlawful Processing in a manner appropriate to the risks represented by the Processing of such data by Jiff and its data processors. Jiff has taken commercially reasonable steps (a) to ensure the reliability of its employees and data processors (and their employees) that have access to Jiff Data, (b) to train such employees and data processors on applicable aspects of Privacy Laws and Jiff Privacy Commitments and (c) to ensure that all employees and data processors with the right to access such data are under written obligations of confidentiality with respect to such data.

(iii)    No breach, security incident or violation of any data security policy in relation to Jiff Data has occurred or is threatened, and there has been no unauthorized or illegal Processing of any Jiff Data. No circumstance has arisen in which: (i) Privacy Laws would require Jiff to notify a Governmental Entity of a data security breach or security incident or (ii) applicable guidance or codes of practice promulgated under Privacy Laws would recommend Jiff to notify a Governmental Entity of a data security breach.
(iv)    Jiff has not received or experienced and, to the knowledge of Jiff, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, written notice, written communication, warrant, regulatory opinion, audit result or written allegation from a Governmental Entity or any other Person (including an end user): (A) alleging or confirming non-compliance with a relevant requirement of Privacy Laws or Jiff Privacy Commitments, (B) requiring or requesting Jiff to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Jiff Data (except where Jiff has complied with such requirement or request), (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, Jiff in connection with Jiff’s breach or alleged breach of Privacy Laws, Jiff Privacy Commitments or any other security incident or (D) claiming compensation from Jiff with respect to Jiff’s breach or alleged breach of Privacy Laws, Jiff Privacy Commitments or any other security incident. Jiff has not been involved in any Legal Proceedings involving a breach or alleged breach of Privacy Laws or Jiff Privacy Commitments.
(v)    Schedule 2.10(p)(v) of the Jiff Disclosure Letter contains the complete list of notifications and registrations made by Jiff under Privacy Laws with relevant Governmental Entities in connection with Jiff’s Processing of Personal Data. All such notifications and registrations (including Jiff’s certification under the US-Switzerland Safe Harbor and the US-EU Privacy Shield Framework) are valid, accurate, complete and fully paid up and, to the knowledge of Jiff, the consummation of the Transactions will not invalidate such notification or registration or require such notification or registration to be amended. Other than the notifications and registrations set forth on Schedule 2.10(p)(v) of the Jiff Disclosure Letter, no other registrations or notifications under Privacy Laws with any Governmental Entity are required in connection with the Processing of Personal Data by Jiff.
(vi)    Where Jiff uses a data processor to Process Personal Data, the processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, security measures and compliance with those obligations that are sufficient for Jiff’s compliance with Privacy Laws and Jiff Privacy Commitments, and there is in existence a written Contract between Jiff and each such data processor that is sufficient for Jiff’s compliance with Privacy Laws and Jiff Privacy Commitments. Jiff has made available to Castlight true, correct and complete copies of all such Contracts. To the knowledge of Jiff, such data processors have not breached any such Contracts pertaining to Personal Data Processed by such Persons on behalf of Jiff.
(vii)    Jiff has not transferred or permitted the transfer of Personal Data originating in the EEA outside the EEA, except where such transfers have complied with the requirements placed on Jiff by Privacy Laws and Jiff Privacy Commitments, including Jiff’s certification under the US-Switzerland Safe Harbor and US-EU Privacy Shield Framework.

(viii)    Schedule 2.10(p)(viii) of the Jiff Disclosure Letter identifies and provides a high-level description of the repositories or databases containing (in whole or in part) materially all Jiff Data maintained by or for Jiff at any time (the “Jiff Databases”).
(ix)    Jiff has valid and subsisting contractual rights to Process or to have Processed (in the manner that it is Processed by or for Jiff) all third-party-owned data howsoever obtained or collected by or for Jiff (all such data, “Jiff-Licensed Data”). Jiff has all rights, and all permissions or authorizations required under Privacy Laws and relevant Contracts (including Jiff Data Agreements), to retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as the case may be, to each of Jiff-Licensed Data as necessary for the operation of the Jiff Business as presently conducted. Jiff has been and is in compliance with all Contracts pursuant to which Jiff Processes or has Processed Jiff-Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract. Schedule 2.10(p)(ix) of the Jiff Disclosure Letter identifies each Contract governing any Jiff-Licensed Data to which Jiff is a party or is bound by, except the Contracts substantially on standard terms of use entered into by users of Jiff Products (copies of which standard terms have been made available to Castlight).
(x)    Jiff is the owner of all right, title and interest in and to each element of Jiff Data that Jiff purports to own (collectively, “Jiff-Owned Data”). Jiff has the right to Process all Jiff-Owned Data as necessary for the conduct of the Jiff Business as currently conducted, without obtaining any permission or authorization of any Person (other than permissions or authorizations that Jiff has obtained).
(xi)    To the knowledge of Jiff, Jiff does not Process the Personal Data of any natural Person under the age of 13 in violation of any Applicable Law.
(q)    HIPAA Compliance. Without limiting Section 2.10(p), Jiff currently is and at all times has been in compliance in all material respects with the applicable, or then applicable, requirements of HIPAA. To the extent required under HIPAA, Jiff has in effect Jiff Data Agreements that satisfy all of the requirements of 45 CFR §§ 164.504(e) and 164.314(a), and Jiff is in compliance with all such agreements in all material respects. Jiff has not received any written complaint or notice of investigation, including written communications from the Department of Health and Human Services Office for Civil Rights, from any Person, entity or governmental authority regarding Jiff’s, or any of their agents’, employees’ or independent contractors’ uses or disclosures of, or security practices or security incidents regarding, individually identifiable health-related information, nor any written complaint from any third party, from any individual regarding the improper disclosure of individually identifiable health-related health information by Jiff, or any of their representatives, and Jiff has no knowledge of receiving any of the foregoing orally. Jiff has undertaken all necessary surveys, audits, inventories, reviews, analyses and/or assessments (including any necessary risk assessments and risk analyses) of all areas of their business and operations, in each case as and to the extent required by HIPAA.
(r)    Jiff Websites. To the knowledge of Jiff, no domain names have been registered by any Person that are similar to any trademarks, service marks, domain names or business or trading names used, created or owned by Jiff. The contents of any Jiff Website and all transactions conducted over the Internet comply with Applicable Law.
2.11    Taxes.
(a)    Jiff has properly completed and timely filed (after giving effect to any valid extensions of time in which to make such filings) Tax Returns required to be filed by it prior to the Closing Date, has timely paid all Taxes required to be paid by it (whether or not shown on any such Tax Return), and has no Liability for Taxes in excess of the amounts so paid. All Tax Returns were complete and accurate and have been prepared in material compliance with Applicable Law. There is no claim for Taxes that has resulted in an Encumbrance (other than Permitted Encumbrances) against any of the assets of Jiff.
(b)    Jiff has made available to Castlight true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of Jiff for Taxable periods beginning on or after January 1, 2011.
(c)    Jiff Balance Sheet reflects all Liabilities for unpaid Taxes of Jiff for periods (or portions of periods) through Jiff Balance Sheet Date. Jiff does not have any Liability for unpaid Taxes accruing after Jiff Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following Jiff Balance Sheet Date.
(d)    There is (i) no past or pending audit of, or Tax controversy associated with, any Tax Return of Jiff that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by Jiff currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed. No claim has ever been made in writing by any Governmental Entity in a jurisdiction where Jiff does not file Tax Returns that Jiff is or may be subject to taxation by that jurisdiction.
(e)    Jiff has not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.
(f)    Jiff is not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, other than commercial Contracts entered into with third parties in the ordinary course of business not primarily related to Taxes, and Jiff does not have any Liability or potential Liability to another party under any such agreement.
(g)    Jiff has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could, absent disclosure, reasonably be expected to result in the imposition of material penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law.
(h)    Jiff has not consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Jiff has not participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(i)    Neither Jiff nor any predecessor of Jiff is or has ever been a member of a consolidated, combined, unitary or aggregate group of which Jiff or any predecessor of Jiff was not the ultimate parent corporation.
(j)    Jiff does not have any Liability for the Taxes of any Person (other than Jiff) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by operation of Applicable Law, by Contract or otherwise.
(k)    Jiff will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions (including any intercompany transaction subject to Section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date or (vi) prepaid amount received on or prior to the Closing Date.
(l)    Jiff has not incurred a dual consolidated loss within the meaning of Section 1503 of the Code.
(m)    Jiff has not received any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity).
(n)    Jiff is not a party to any joint venture, partnership or other Contract or arrangement that could be treated as a partnership for U.S. federal income Tax purposes.
(o)    Jiff is not subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.
(p)    Jiff has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.
(q)    Jiff has provided or made available to Castlight all documentation relating to any applicable Tax holidays or incentives. Jiff is in substantial compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the Transactions.
(r)    Jiff is not, and it has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and Jiff has filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.
(s)    Jiff has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(t)    Jiff has (i) complied in all respects with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages, consulting compensation or other compensation subject to withholding, and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns, for all periods through and including the Closing Date. No independent contractor was or will be considered as an employee of Jiff by an applicable Tax Authority.
(u)    Jiff does not own any interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in Section 1297 of the Code), or other entity the income of which is required to be included in the income of Jiff.
(v)    No Person holds, or has ever held, shares of Jiff Common Stock that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code and with respect to which a valid election under Section 83(b) of the Code has not been made.
(w)    Schedule 2.11(w) of the Jiff Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which Jiff is a party. Each such nonqualified deferred compensation plan to which Jiff is a party is either exempt from, or complies with, the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. Jiff is under no obligation to gross up any Taxes under Section 409A of the Code.
(x)    The exercise price of all Jiff Options is at least equal to the fair market value of Jiff Common Stock on the date such Jiff Options were granted, and neither Jiff nor Castlight has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Jiff Options. All Jiff Options constitute “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.
(y)    Jiff is in compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of Jiff. The prices for any property or services (or for the use of any property) provided by or to Jiff are arm’s length prices for purposes of all applicable transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.
(z)    Except as set forth on Schedule 2.11(z) of the Jiff Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of Jiff or any ERISA Affiliate to which Jiff is a party or by which Jiff or its assets is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Schedule 2.11(z) of Jiff Disclosure Letter lists each Person (whether United

States or foreign) who as of the Closing Jiff reasonably believes will be, with respect to Jiff, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No securities of Jiff or any Jiff Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that Jiff is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code. Jiff has not ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.
2.12    Employee Benefit Plans and Employee Matters.
(a)    Schedule 2.12(a) of the Jiff Disclosure Letter lists, with respect to Jiff and any trade or business (whether or not incorporated) that is treated as a single employer with Jiff (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) other than Jiff Option Plan, all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment, individual consulting, retention, change of control or executive compensation or severance agreements, written or otherwise, as to which any unsatisfied obligations of Jiff remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of Jiff (all of the foregoing described in clauses (i) through (vi), collectively, the “Jiff Employee Plans”), provided that, solely for purposes of listing in the Jiff Disclosure Letter, at-will offer letters or consulting agreements which are terminable for convenience by Jiff without notice or Liability need not be listed, even if still constituting Jiff Employee Plans.
(b)    Jiff has made available to Castlight a true, correct and complete copy of each of Jiff Employee Plans and related plan documents. Jiff does not sponsor or maintain any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. Jiff has, with respect to each Jiff Employee Plan that is subject to ERISA reporting requirements, provided to Castlight true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Jiff Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination, opinion or advisory letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the IRS for such a letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Jiff has made available to Castlight a true, correct and complete copy of the most recent IRS determination, advisory or opinion letter issued with respect to each such Jiff Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Jiff Employee Plan subject to Section 401(a) of the Code. Jiff has made available to Castlight all registration statements and prospectuses prepared in connection with each Jiff Employee Plan. All individuals who, pursuant to the terms of any Jiff Employee Plan, are entitled to participate in any Jiff Employee Plan, are currently participating in such Jiff Employee Plan or have been offered an opportunity to do so and have declined in writing.

(c)    None of Jiff Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and Jiff has complied with the requirements of COBRA. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Jiff Employee Plan. Each Jiff Employee Plan has been administered, in material respects, in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), Jiff and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of Jiff Employee Plans. Neither Jiff nor any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Jiff Employee Plans. All contributions required to be made by Jiff or any ERISA Affiliate to any Jiff Employee Plan have been made on or before their due dates. In addition, with respect to each Jiff Employee Plan intended to include a Code Section 401(k) arrangement, Jiff and each of the ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Jiff Employee Plan is covered by, and neither Jiff nor ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code. Each Jiff Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Castlight (other than ordinary and reasonable administrative expenses typically incurred in a termination event). With respect to each Jiff Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Jiff and any applicable ERISA Affiliate have prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Jiff Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of Jiff, is threatened, against or with respect to any such Jiff Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor.
(d)    Since the end of the most recent full fiscal year included in the Financial Statements, there has been no amendment to, written interpretation or announcement (whether or not written) by Jiff or other ERISA Affiliate relating to, or change in participation or coverage under, any Jiff Employee Plan that would materially increase the expense of maintaining such Jiff Employee Plan above the level of expense incurred with respect to such Jiff Employee Plan for the most recent full fiscal year included in the Financial Statements.
(e)    Neither Jiff nor any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.
(f)    Neither Jiff nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.
(g)    No Jiff Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of any jurisdiction outside of the United States.

(h)    Jiff is in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act and, with respect to each Jiff Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder. Jiff is not engaged in any unfair labor practice. Jiff is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Jiff has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Jiff is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against Jiff under any workers compensation plan or policy or for long term disability. Jiff does not have any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of Jiff, threatened, between Jiff and any of its employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.
(i)    Jiff has made available to Castlight true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and agreements with current consultants and/or advisory board members, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and Jiff or any Subsidiary (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (v) the most current management organization chart(s), (vi) all forms of bonus plans and any form award agreement thereunder and (vii) a schedule of bonus commitments made to employees of Jiff.
(j)    Jiff is not a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by Jiff and Jiff does not have any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by Jiff. To the knowledge of Jiff, there are no activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against Jiff pending or, to the knowledge of Jiff, threatened that may interfere with the conduct of the Jiff Business. Jiff has not committed any unfair labor practice in connection with the conduct of the Jiff Business, and there is no charge or complaint against Jiff by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of Jiff, threatened.
(k)    Schedule 2.12(k) of the Jiff Disclosure Letter sets forth each non-competition agreement and non-solicitation agreement that binds any current or former employee or contractor of Jiff (other than those agreements entered into with newly hired employees of Jiff in the ordinary course of business consistent with past practice). To the knowledge of Jiff, no employee of Jiff is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Jiff because of the nature of the Jiff Business or to the use of trade secrets or proprietary information of others. To the knowledge of Jiff, no contractor of Jiff is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to Jiff because of the nature of the Jiff Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.12(k) of the Jiff Disclosure Letter, no employee of Jiff has given notice to Jiff and, to the knowledge of Jiff, no employee of Jiff intends to terminate his or her employment with Jiff. Except as set forth on Schedule 2.12(k) of the Jiff Disclosure Letter, the employment of each of the employees of Jiff is “at will” (except for non-United States employees of Jiff located in a jurisdiction that does not recognize the “at will” employment concept) and Jiff does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the Agreement Date, Jiff has not, and to the knowledge of Jiff, no other Person has, (i) entered into any Contract that obligates or purports to obligate Castlight to make an offer of employment to any present or former employee or consultant of Jiff and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of Jiff of any terms or conditions of employment with Castlight following the Effective Time.
(l)    Schedule 2.12(l)(i) of the Jiff Disclosure Letter sets forth a true, correct and complete list of all officers, directors and employees of Jiff, showing each such individual’s name, position, on-target annual remuneration, status as exempt/non-exempt and bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. Schedule 2.12(l)(ii) of the Jiff Disclosure Letter sets forth the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, manager’s name and work location, date of birth and any material special circumstances (including pregnancy, disability or military service). Schedule 2.12(l)(iii) of the Jiff Disclosure Letter sets forth a true, correct and complete list of all of its consultants, advisory board members and independent contractors and, for each, (i) such individual’s on-target compensation, (ii) such individual’s initial date of engagement, (iii) whether such engagement has been terminated by written notice by either party thereto and (iv) the notice or termination provisions applicable to the services provided by such individual.
(m)    There are no performance improvements or disciplinary actions contemplated or pending against any of Jiff’s employees.
(n)    Jiff is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law. In the past two years, (i) Jiff has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Jiff and (iii) Jiff has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Jiff has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date. No employee of Jiff has been dismissed in the 12 months immediately preceding the Agreement Date.
(o)    Every employee of Jiff who requires a visa, employment pass or other required permit to work in the country in which he is employed has a current employment pass or such other required permit and all necessary permission to remain in such country and perform services in that country. Jiff has obtained Forms I-9 from each employee who has provided services in the United States in the three years prior to the Agreement Date.
(p)    Except as required pursuant to or contemplated by an Offer Letter, none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by Jiff to any Person.
2.13    Interested-Party Transactions. None of the officers and directors of Jiff and, to the knowledge of Jiff, none of the other employees of Jiff and any Jiff Stockholders, and none of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, Jiff (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of Jiff, otherwise directly or indirectly interested in, any Contract to which Jiff is a party or by which Jiff or any of its assets is bound, except for normal compensation for services as an officer, director or employee thereof or (iii) to the knowledge of Jiff, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Jiff Business, except for the rights of Jiff Stockholders under Applicable Law.
2.14    Insurance. Jiff maintains the policies of insurance and bonds set forth in Schedule 2.14 of the Jiff Disclosure Letter as of the Agreement Date, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.14 of the Jiff Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and any other material provisions as of the Agreement Date as well as all material claims made under such policies and bonds since inception. Jiff has made available to Castlight true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of Jiff. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and Jiff is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and Jiff has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.
2.15    Books and Records. Jiff has made available to Castlight true, correct and complete copies of each document that has been requested by Castlight in connection with Castlight’s legal and accounting review of Jiff (other than any such document that does not exist or is not in Jiff’s possession or subject to its control). Without limiting the foregoing, Jiff has made available to Castlight true, correct and complete copies of (i) all documents identified on Jiff Disclosure Letter, (ii) the Certificate of Incorporation and the Bylaws or equivalent organizational or governing documents of Jiff, each as currently in effect, (iii) the complete minute books containing records of all proceedings, consents, actions and meetings of the Jiff Board, committees of the Jiff Board and Jiff Stockholders, including any presentations and written materials provided thereto in connection with such proceedings, consents, actions and meetings, (iv) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of Jiff and (v) all currently effective permits, orders and consents issued by any regulatory agency with respect to Jiff, or any securities of Jiff, and all applications for such permits, orders and consents. The minute books of Jiff provided to Castlight contain a true, correct and complete summary of all meetings of directors and of Jiff Stockholders or actions by written consent since the time of incorporation of Jiff through the Agreement Date. The books, records and accounts of Jiff (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of Jiff and (D) accurately and fairly reflect the basis for the Financial Statements.
2.16    Material Contracts.
(a)    Schedules 2.16 (a)(i) through (xxvi) of the Jiff Disclosure Letter set forth a list of each of the following Contracts to which Jiff is a party that are in effect on the Agreement Date (the “Material Contracts”):
(i)    any Contract with a (A) Significant Customer or (B) Significant Supplier;
(ii)    any Contract providing for payments by or to Jiff (or under which Jiff has made or received such payments) in an aggregate amount of $25,000 or more per annum;
(iii)    any (A) dealer, distributor, referral or similar agreement providing for the grant of rights to reproduce, license, market, refer or sell Jiff Products to any other Person or (B) relating to the advertising or promotion of the Jiff Business or pursuant to which any third parties advertise on any websites operated by Jiff;
(iv)    (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;
(v)    any separation agreement or severance agreement with any current or former employees under which Jiff has any actual or potential Liability;
(vi)    any Contract for or relating to the employment or service of any director, officer, employee, consultant, or beneficial owner of more than 5% of the total shares of Jiff Capital Stock or any other type of Contract with any of its officers, employees, consultants, or beneficial owners of more than 5% of the total shares of Jiff Capital Stock, as the case may be, in each case, other than employee offer letters that are terminable at will or with no more than 30 days’ notice without liability to Jiff, employee invention assignment and confidentiality agreements on Jiff’s standard form, and option grant and exercise agreements on Jiff’s standard form;
(vii)    any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of Jiff Products or Jiff Intellectual Property, (B) containing any non-competition covenants relating to Jiff Products or Jiff Intellectual Property, (C) that limits or would limit the freedom of Jiff or any of its successors or assigns or their respective Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to Jiff Products or Jiff Intellectual Property, or to make use of any Jiff Intellectual Property (excluding Permitted Encumbrances) or

(II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services or (D) containing any “take or pay,” minimum commitments or similar provisions or (E) that is set forth on Schedule 2.12(k) of the Jiff Disclosure Letter;
(viii)    any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of Jiff or assets of Jiff or otherwise seeking to influence or exercise control over Jiff;
(ix)    other than (A) “shrink wrap” and similar generally available commercial end-user licenses to software, (B) nondisclosure agreements entered into in the ordinary course of business, (C) proprietary information and invention assignment agreements with employees, and consulting agreements with consultants, in each case on substantially Jiff’s standard forms thereof, which forms have been provided to Castlight, and (D) licenses to Open Source Materials, all licenses, sublicenses and other Contracts to which Jiff is a party and pursuant to which Jiff acquired or is authorized to use any Third-Party Intellectual Property used in the development, marketing or licensing of Jiff Products;
(x)    any license, sublicense or other Contract to which Jiff is a party and pursuant to which any Person is authorized to use any Jiff-Owned Intellectual Property Rights (other than (A) agreements with employees and contractors which contain reasonable confidentiality provisions, (B) nondisclosure agreements entered into in the ordinary course of business, (C) nonexclusive licenses entered into by end users of Jiff Products in the ordinary course);
(xi)    any license, sublicense or other Contract pursuant to which Jiff has agreed to any restriction on the right of Jiff to use or enforce any Jiff-Owned Intellectual Property (excluding nonexclusive licenses entered into in the normal course of business) or pursuant to which Jiff agrees to encumber, transfer or sell rights in or with respect to any Jiff-Owned Intellectual Property;
(xii)    any Contracts relating to the membership of, or participation by, Jiff in, or the affiliation of Jiff with, any industry standards group or association;
(xiii)    any Contract providing for the development of any software, technology or Intellectual Property Rights, independently or jointly, either by or for Jiff (other than employee invention assignment agreements and consulting agreements with Authors which satisfy the requirements of Section 2.10(f), and other than support and maintenance commitments made by Jiff);
(xiv)    any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by Jiff in the ordinary course of business consistent with past practice;
(xv)    any Contract to license or authorize any third party to distribute or make available any of Jiff Products or Jiff Intellectual Property;
(xvi)    any Contract containing any indemnification, warranty, support, maintenance or service obligation on the part of Jiff (other than as may be entered into pursuant to its standard end user agreements or otherwise in the ordinary course of business);
(xvii)    any settlement agreement with respect to any Legal Proceeding;

(xviii)    any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Merger, either alone or in combination with any other event;
(xix)    any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Jiff Capital Stock or any other securities of Jiff or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) or Schedule 2.2(b) of the Jiff Disclosure Letter and option grant and exercise agreements on Jiff’s standard form;
(xx)    any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;
(xxi)    any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;
(xxii)    any Contract of guarantee, surety, indemnification (other than pursuant to its standard end user agreements or otherwise entered into in the ordinary course of business), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;
(xxiii)    any Contract for capital expenditures in excess of $25,000 in the aggregate;
(xxiv)    any Contract pursuant to which Jiff is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other tangible personal property;
(xxv)    any Contract pursuant to which Jiff has acquired ownership of a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any ownership interest in any other Person; and
(xxvi)    any Contract with any Governmental Entity, any Jiff Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).
(b)    All Material Contracts are in written form. Jiff has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to Jiff or to the knowledge of Jiff, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i)

become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of Jiff under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. As of the Agreement Date, Jiff has not received any written notice or other written communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. Jiff has no Liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been made available to Castlight at least 48 hours prior to the Agreement Date.
2.17    Transaction Fees. Other than Piper Jaffray Companies, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other similar fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions. Set forth in Schedule 2.17 of the Jiff Disclosure Letter is Jiff’s good faith estimate of all Transaction Expenses (including Transaction Expenses reasonably anticipated to be incurred in the future).
2.18    Anti-Corruption Law.
(a)    Neither Jiff nor any of its directors, employees, agents or representatives (in each case, acting in their capacities as such) has, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any applicable Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist Jiff in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage in violation of applicable Anti-Corruption Law.
(b)    Jiff (i) has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, (ii) there have been no false or fictitious entries made in the books and records of Jiff relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and (iii) Jiff has not established or maintained a secret or unrecorded fund or account.
(c)    Neither Jiff nor any of its directors or employees (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.
2.19    Environmental, Health and Safety Matters.
(a)    Jiff is in compliance in all material respects with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. As of the Agreement Date, there are no pending, or to the knowledge of Jiff, any threatened allegations in writing by any Person that the properties or assets of Jiff are not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. Jiff has not retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of Jiff, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any Liability of Jiff with respect to Environmental, Health and Safety Requirements.
(b)    Jiff has made available to Castlight a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting Jiff that are in the possession or control of Jiff, each of which is identified in Schedule 2.19 of the Jiff Disclosure Letter.
2.20    Export Control Laws. Jiff has conducted its export transactions in accordance in all material respects with applicable provisions of United States export and re-export controls, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the United States Department of Commerce and/or the United States Department of State and all other applicable import/export controls in other countries in which Jiff conducts business. Without limiting the foregoing: (i) Jiff has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) Jiff is in material compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the knowledge of Jiff, threatened claims in writing against Jiff with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to Jiff’s export transactions that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Castlight or the Surviving Entity are required, except for such Export Approvals that can be obtained expeditiously and without material cost.
2.21    Customers. Jiff does not have any outstanding material disputes concerning any Jiff Products with any customer or distributor who, for the year ended December 31, 2016, was one of the 10 largest sources of revenues for Jiff, based on amounts paid or payable with respect to such periods (each, a “Significant Customer”), and as of the Agreement Date, to the knowledge of Jiff, there is no material dissatisfaction on the part of any Significant Customer with respect to any Jiff Products. Each Significant Customer is listed on Schedule 2.21 of the Jiff Disclosure Letter. Since January 1, 2015 to the Agreement Date, Jiff has not received any information from any Significant Customer that such Significant Customer shall not continue as a customer of Jiff after the Closing or that such Significant Customer intends to terminate or materially modify existing Contracts with Jiff. Since January 1, 2015, Jiff has not had any warranty claims pertaining to Jiff Products except for routine performance of maintenance and support obligations, consistent with past history, that have not resulted in the reversal of any revenue by Jiff. For the avoidance of doubt, nothing in this Section 2.21 is intended to be a projection or a guarantee by Jiff with respect to its future relationship with any customer.
2.22    Suppliers. Jiff does not have any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended December 31, 2016, was one of the 10 largest suppliers of products and/or services to Jiff, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”), as of the Agreement Date, there is no material dissatisfaction on the part of Jiff with respect to any Significant Supplier and, to the knowledge of Jiff, there is no material dissatisfaction on the part of any Significant Supplier with respect to Jiff. Each Significant Supplier is listed on Schedule 2.22 of the Jiff Disclosure Letter. Since January 1, 2015 to the Agreement Date, Jiff has not received any written information from any Significant Supplier that such supplier shall not continue as a supplier to Jiff after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with Jiff. Jiff has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Jiff Business. For the avoidance of doubt, nothing in this Section 2.22 is intended to be a projection or a guarantee by Jiff with respect to its future relationship with any supplier.
2.23    Information Statement. Neither the Information Statement nor any amendment or supplement thereto (other than any of the information supplied or to be supplied by Castlight for inclusion therein or in the Form S-4 Registration Statement) will contain, as of the date of the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
2.24    Representations Complete. To the knowledge of Jiff, none of the representations or warranties made by Jiff herein or in any exhibit or schedule hereto, including the Jiff Disclosure Letter, or in any certificate delivered by Jiff pursuant to Section 1.2(b), when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.
2.25    Non-Reliance. Jiff acknowledges that there are assumptions inherent in making any projections or estimates, Jiff is familiar with such uncertainties and that Jiff is responsible for making its own evaluation of Castlight and is not relying on, and shall have no claim against Castlight with respect to, such projections or estimates.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF CASTLIGHT AND THE MERGER SUB
Subject to (a) the Castlight SEC Documents filed with the SEC on or after March 13, 2014 and prior to the Agreement Date (other than disclosures in such Castlight SEC Documents contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer or any other general cautionary, predictive or forward-looking statements contained therein) or (b) the disclosures set forth in the disclosure letter of Castlight delivered to Jiff concurrently with the execution of this Agreement (the “Castlight Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article III to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), Castlight represents and warrants to Jiff as follows:
3.1    Organization and Standing. Each of Castlight and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Castlight has the corporate power to own, operate, use, distribute and lease its properties and to conduct its business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to Castlight. Neither Castlight nor the Merger Sub is in violation of any of the provisions of its certificate of incorporation or bylaws or equivalent organizational or governing documents.
3.2    Authority; Non-contravention.
(a)    Subject to obtaining Castlight Stockholder Approval, each of Castlight and Merger Sub has all requisite power and authority to enter into this Agreement and to consummate the Transactions.

Subject to obtaining Castlight Stockholder Approval, the execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of Castlight and Merger Sub. This Agreement has been duly executed and delivered by each of Castlight and Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Castlight and Merger Sub enforceable against Castlight and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
(b)    The execution and delivery of this Agreement by Castlight and Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Castlight and Merger Sub, in each case as amended to date, (ii) any material contract (as defined in Item 601 of Regulation S-K promulgated under the Exchange Act) to which Castlight is a party or by which its assets or properties is bound, or (iii) Applicable Law, except in the cases of clauses (ii)-(iii), where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Castlight’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.
(c)    Except for such filings and notifications as may be required to be made by Castlight in connection with the Merger and the other Transactions under the HSR Act or other applicable Antitrust Laws and the expiration or early termination of the applicable waiting period under the HSR Act or other applicable Antitrust Laws, and as required by applicable federal and state securities laws and the rules of NYSE in connection with the issuance and listing on NYSE of the shares of Castlight Class B Common Stock issuable in the Merger, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Castlight or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Castlight or Merger Sub to consummate the Merger or any of the other Transactions.
3.3    Issuance of Shares. The shares of Castlight Class B Common Stock issuable pursuant to the Merger, when issued by Castlight in accordance with this Agreement, assuming the accuracy of the representations and warranties made by Jiff, will be duly issued, fully paid and non-assessable.
3.4    Information Statement. None of the information supplied or to be supplied by Castlight for inclusion in the Information Statement or the Form S-4 Registration Statement, or any amendment or supplement to either document will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
3.5    No Prior Operations By Merger Sub. Merger Subs was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.
3.6    Capitalization.
(a)    The authorized share capital of Castlight consists of 200,000,000 shares of Castlight Class A Common Stock, 800,000,000 shares of Castlight Class B Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Castlight Preferred Stock”). As of the close of business on December 31, 2016 (the “Castlight Capitalization Date”), there were 54,295,405 shares of Castlight Class A Common Stock issued and outstanding, 50,009,435 shares of Castlight Class B Common Stock issued and outstanding and no shares of Castlight Preferred Stock issued and outstanding.
(b)    As of the close of business on the Castlight Capitalization Date, Castlight has no shares of capital stock reserved for or otherwise subject to issuance, except for (i) 6,694,375 shares of Castlight Class A Common Stock and 11,490,244 shares of Castlight Class B Common Stock reserved for issuance pursuant to the exercise of outstanding Castlight equity incentive awards, and (ii) no shares of Castlight Class A Common Stock and 8,575,400 shares of Castlight Class B Common Stock reserved for future awards. Except as set forth in the preceding sentence, there are no outstanding subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, redemption rights, repurchase rights, preemptive rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Castlight or any of its Subsidiaries is a party or by which any of them is bound obligating Castlight or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Castlight or securities convertible into or exchangeable for such shares or equity interests or (ii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests. From the close of business on the Castlight Capitalization Date to the date hereof, Castlight has not issued any shares of Castlight capital stock except upon the exercise or settlement of Castlight equity incentive awards outstanding as of the close of business on the Castlight Capitalization Date.
(c)    All issued and outstanding shares of Castlight Common Stock are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.
3.7    SEC Filings.
(a)    Since its initial public offering, Castlight has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and other documents (including exhibits) required to be filed or furnished (as applicable) by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act) (such documents and any other documents filed by Castlight with the SEC since its initial public offering, as have been supplemented, modified or amended since the time of filing, collectively, the “Castlight SEC Documents”).
(b)    As of their respective effective dates (in the case of the Castlight SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Castlight SEC Documents), or in each case, if amended prior to the Agreement Date, as of the date of the last such amendment, the Castlight SEC Documents complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(c)    To the knowledge of Castlight, none of the Castlight SEC Documents is the subject of ongoing SEC review or outstanding SEC comment. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the knowledge of Castlight, threatened, in each case regarding any accounting practices of Castlight.

3.8    NYSE Compliance. Castlight is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.
3.9    Financial Information.
(a)    Each of the consolidated financial statements of Castlight (including, in each case, any notes and schedules thereto) included in the Castlight SEC Documents (collectively, the “Castlight Financial Statements”) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q or any successor or like form under the Exchange Act, including the absence of footnotes) and present fairly in all material respects the consolidated financial position and the consolidated results of operations, cash flows and stockholders’ equity of Castlight and the consolidated Castlight Subsidiaries as of the dates and for the periods referred to therein.
(b)    There are no Liabilities of Castlight that would be required by GAAP to be reflected or reserved against on a consolidated audited balance sheet of Castlight or disclosed in the footnotes thereto, other than those that (i) are reflected or reserved against on the Castlight Financial Statements, (ii) have been incurred in the ordinary course of business consistent with past practices since the date of the most recent balance sheet included in the Castlight Financial Statements, (iii) are permitted or contemplated by this Agreement (including Liabilities disclosed in the Castlight Disclosure Letter), (iv) have been discharged or paid off in full or (v) individually or in the aggregate, do not, and would not reasonably be expected to result in, a Material Adverse Effect with respect to Castlight.
(c)    Castlight has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Castlight (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all information required to be disclosed by Castlight in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Castlight’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the Agreement Date, to Castlight’s auditors and Castlight Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Castlight’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Castlight’s internal control over financial reporting. Since March 13, 2014, none of Castlight, Castlight’s auditors, Castlight Board or the audit committee of Castlight Board has received any oral or written notification of any matter set forth in the preceding clause (A) or (B). Castlight has made available to Jiff (i) a summary of any such disclosure made by management of Castlight to its auditors and Audit Committee of the Castlight Board on or after March 13, 2014 and (ii) any material communication on or after March 13, 2014 made by management of Castlight or its auditors to the Audit Committee of the Castlight Board as required by the listing standards of NYSE, the Audit Committee’s charter or professional standards of the Public Company Accounting Oversight Board. On and after March 13, 2014, no material complaints from any source regarding accounting, internal accounting controls or auditing matters or compliance with Law, including from Castlight employees regarding questionable accounting, auditing or legal compliance matters have, to the knowledge of Castlight, been received by Castlight.

3.10    Non-Reliance. Castlight acknowledges that there are assumptions inherent in making any projections or estimates, Castlight is familiar with such uncertainties and that Castlight is responsible for making its own evaluation of Jiff and is not relying on, and shall have no claim against Jiff or its equity holders with respect to, such projections or estimates.
3.11    Transaction Fees. Other than Allen & Company LLC, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other similar fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.
3.12    Litigation. As of the Agreement Date, there is no litigation, action, suit, proceeding, or arbitration pending or, to the knowledge of Castlight, threatened against Castlight or Merger Sub, or to which Castlight or Merger Sub is otherwise a party, that (a) in any manner challenges or would otherwise reasonably be expected to prevent, enjoin, alter or materially delay the Merger or the other transactions contemplated by this Agreement or (b) would otherwise be disclosable with respect to Castlight and its subsidiaries, taken as a whole, according to the reporting standard set forth in Item 103 of Regulation S-K promulgated under the Exchange Act.
3.13    No Other Agreements. Except for the agreements expressly contemplated hereby, none of Castlight or any of its Affiliates has any other agreements, arrangements or understandings with any director, officer, employee, consultant, stockholder or Affiliate of Jiff in respect of the transactions contemplated hereby.
ARTICLE IV
AGREEMENTS PERTAINING TO THE CASTLIGHT CLASS B COMMON STOCK
4.1    Registration Statement; Joint Proxy Statement and Prospectus.
(a)    As promptly as practicable after the Agreement Date, Castlight and Jiff shall prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus and Castlight shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of Castlight and Jiff shall use reasonable best efforts to cause the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, to promptly notify the other, cooperate with respect to, and respond promptly to, any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. As soon as reasonably practicable (but in any event within five Business Days) following the date on which the Form S-4 Registration Statement is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Joint Proxy Statement/Prospectus or that Jiff may commence mailing the Joint Proxy Statement/Prospectus, Castlight shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Castlight Stockholders. Each of Castlight and Jiff shall promptly furnish all information concerning the respective party and their respective subsidiaries and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 4.1. If any event occurs, or if Jiff or Castlight becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus, then such party shall promptly inform the other thereof and shall cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus prior to filing such with the SEC and shall provide each other with a copy of all such filings made with the SEC and shall cooperate, if appropriate, in mailing such amendment or supplement to the stockholders of Jiff or Castlight.
(b)    Prior to the Effective Time, Castlight shall use its reasonable best efforts to obtain all regulatory approvals needed to ensure that the Castlight Class B Common Stock to be issued in the Merger will (to the extent required) be registered or qualified or exempt from registration or qualification under the securities laws of every state of the United States in which any registered holder of Jiff Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote on the Transactions, including the Merger.

4.2    Castlight Stockholder Meeting.
(a)    Castlight shall take all action necessary to duly call, give notice of and hold a meeting of the holders of Castlight Common Stock to vote on the issuance of Castlight Class B Common Stock in connection with the Merger (the “Castlight Stockholders Meeting”); provided that Castlight may adjourn or postpone the Castlight Stockholder Meeting to a later date to the extent that Castlight believes in good faith that such adjournment or postponement is reasonably necessary (A) to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the holders of Castlight Common Stock within a reasonable amount of time in advance of the Castlight Stockholders Meeting, (B) to allow reasonable additional time to solicit additional proxies necessary to obtain the affirmative vote of the holders of a majority of the voting power of Castlight Common Stock present in person or by proxy at the Castlight Stockholders Meeting (the “Castlight Stockholder Approval”), (C) to ensure that there are sufficient shares of Castlight Common Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Castlight Stockholders Meeting or (D) otherwise to comply with Applicable Law; provided that the date of the Castlight Stockholders Meeting is not postponed or adjourned more than an aggregate of 20 calendar days in connection with any postponements or adjournments in reliance on the preceding sentence. Castlight shall use reasonable best efforts to hold the Castlight Stockholders Meeting as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Castlight shall use its reasonable best efforts to provide that all proxies solicited in connection with the Castlight Stockholders Meeting are solicited in compliance with Applicable Law.
(b)     The Joint Proxy Statement/Prospectus shall include a statement to the effect that the Castlight Special Committee recommends that the Castlight Stockholders vote to approve the issuance of Castlight Class B Common Stock in connection with the Merger (the recommendation of Castlight Special Committee that the Castlight Stockholders vote to approve the issuance of Castlight Class B Common Stock in connection with the Merger being referred to as the “Castlight Special Committee Recommendation”). The Castlight Special Committee Recommendation shall not be withdrawn or modified in a manner adverse to Jiff, and no resolution by the Castlight Board or any committee thereof to withdraw the Castlight Special Committee Recommendation or modify the Castlight Special Committee Recommendation in a manner adverse to Jiff shall be adopted.
4.3    Certain Limitations. Notwithstanding anything to the contrary in this Article IV, Castlight and Jiff acknowledge and agree that (a) nothing in this Agreement shall give Castlight, directly or indirectly, the right to control or direct Jiff’s operations for purposes of the HSR Act prior to the expiration or termination of any applicable waiting period pursuant to the HSR Act and (b) no consent of Castlight shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Law.
ARTICLE V
CONDUCT PRIOR TO THE EFFECTIVE TIME
5.1    Conduct of the Jiff Business; Notices. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, except to the extent expressly provided otherwise in this Agreement or set forth in Section 5.1 of the Jiff Disclosure Letter, as required by Applicable Law or as consented to in writing by Castlight (which consent will not be unreasonably withheld, delayed or conditioned) following reasonable advance notice from Jiff, Jiff shall:

(a)    conduct the Jiff Business in the ordinary course consistent with past practice and in compliance in all material respects with Applicable Law;
(b)    (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice to collect accounts receivable promptly and when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell Jiff’s products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Closing;
(c)    to assure that each of its Contracts (other than with Castlight) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions, and shall give reasonable advance notice to Castlight prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms;
(d)    maintain each of its leased premises in accordance in all material respects with the terms of the applicable lease;
(e)    (i) promptly notify Castlight of any notice or other communication from any Person that is a counterparty to a Material Contract alleging that the consent of such Person is required in connection with the Transactions pursuant to such Material Contract and (ii) use commercially reasonable efforts to promptly notify Castlight of any notice or other communication from any other Person alleging that the consent of such Person is required in connection with the Transactions;
(f)    promptly notify Castlight of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Jiff Authorization has been or is about to be revoked or (iii) indicating that a Jiff Authorization is required in any jurisdiction in which such Jiff Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Castlight (following the Effective Time) or Jiff;
(g)    promptly notify Castlight of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to result in a Material Adverse Effect with respect to Jiff or that would reasonably be expected to result in the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied; provided that unintentional failure to give notice under this Section 5.1(g) shall not be deemed to be a breach of covenant under this Section 5.1(g) and shall constitute only a breach of the underlying representation, warranty, covenant, agreement or condition, as the case may be.
5.2    Restrictions on Conduct of the Jiff Business. Without limiting the generality or effect of Section 5.1, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, Jiff shall not do, cause or permit any of the following (except to the extent expressly provided otherwise in this Agreement or set forth in Schedule 5.2 of the Jiff Disclosure Letter, as required by Applicable Law or as consented to in writing by Castlight (which consent will not be unreasonably withheld, delayed or conditioned) following reasonable advance notice from Jiff):

(a)    Charter Documents. Cause, propose or permit any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents;
(b)    Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;
(c)    Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except for Permitted Issuances;
(d)    Material Contracts. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract or (B) Material Contract requiring a novation or consent in connection with the Merger or the other Transactions (other than amendments or modifications that remove such requirement) or (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or of the Stockholder Agreement or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect Jiff (or, following consummation of the Merger, Castlight or any of its Affiliates, other than due to the operation of Contracts to which they are a party or Orders to which their assets are bound) in any material respect, (B) impair the ability of Jiff or the Stockholders’ Agent to perform their respective obligations under this Agreement or the Stockholder Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other Transactions; provided that this Section 5.2(d) shall not require Jiff to seek or obtain Castlight’s consent in order to sell products or provide services to end users in the ordinary course of business consistent with past practice, including with respect to contract terms, which shall be customary Jiff terms;
(e)    Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Jiff Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Jiff Common Stock pursuant to the exercise of Jiff Options or Jiff Warrants that are outstanding as of the Agreement Date, (ii) the issuance of Jiff Common Stock upon conversion of Jiff Preferred Stock and Jiff Starter Stock outstanding on the Agreement Date and (iii) the repurchase of any shares of Jiff Common Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service (clauses (i)-(iii), “Permitted Issuances”);
(f)    Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee of Jiff, (iii) enter into, amend or extend the term of any employment or consulting agreement held by, any officer, employee, consultant or independent contractor, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law) or (v) add any new members to the Jiff Board;
(g)    Loans and Investments. Make any loans or advances (other than routine expense advances to employees of Jiff consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;
(h)    Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Jiff Intellectual Property (except, in each case, in the ordinary course of business consistent with past practice), or transfer or provide a copy of any Jiff Source Code to any Person (including any current or former employee or consultant of Jiff or any contractor or commercial partner of Jiff) (other than providing access to Jiff Source Code to current employees and consultants of Jiff involved in the development of Jiff Products on a need to know basis in the ordinary course of business consistent with past practice);
(i)    Patents. Take any action regarding a patent, patent application or other Jiff Registered Intellectual Property, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;
(j)    Dispositions. Sell, lease, license or otherwise dispose or permit to lapse of any of its material tangible or intangible assets or enter into any Contract with respect to the foregoing, other than sales and nonexclusive licenses of Jiff Products in the ordinary course of business consistent with past practice;
(k)    Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness;
(l)    Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of Jiff (other than compensation due for services as an officer or director) or (ii) any material claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or accelerate payment of any accounts payable other than in the ordinary course of business consistent with past practice;
(m)    Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $50,000 individually or $100,000 in the aggregate;
(n)    Insurance. Materially change the amount of, terminate, or allow to lapse, any insurance coverage, other than to purchase tail coverage under Jiff’s existing directors’ and officers’ liability insurance policy or so as to comply with any Contract to which Jiff is or becomes a party;
(o)    Termination or Waiver. Cancel, release or waive any material claims or rights held by Jiff outside of the ordinary course of business consistent with past practice;
(p)    Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase the salaries, wage rates or fees of its employees or consultants other than in the ordinary course of business consistent with past practice (other than as disclosed to Castlight and are set forth on Schedule 5.2(p) of the Jiff Disclosure Letter);
(q)    Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration that have been disclosed to Castlight and are set forth on Schedule 5.2(q) of the Jiff Disclosure Letter);
(r)    Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where Jiff in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that Jiff consults with Castlight prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;
(s)    Acquisitions. (i) Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or (ii) agree to acquire any assets that are material, individually or in the aggregate, to Jiff or the Jiff Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;
(t)    Taxes. Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return without the consent of Castlight prior to filing, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action other than in the ordinary course of business consistent with past practice relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Castlight or its Affiliates for any period ending after the Closing Date;
(u)    Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Castlight;
(v)    Real Property. Enter into any agreement for the purchase, sale or lease of any real property;
(w)    Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its material properties;
(x)    Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;
(y)    Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.13 of the Jiff Disclosure Letter;

(z)    Subsidiaries. Take any action that would result in Jiff having one or more subsidiaries; and
(aa)    Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (z) in this Section 5.2 or any action that would reasonably be expected to prevent Jiff from performing or cause Jiff not to perform one or more covenants, agreements or obligations required hereunder to be performed by Jiff (such that the condition set forth in the second sentence of Section 7.3(a) would not be satisfied).
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1    Jiff Board Recommendation, Stockholder Approval and Information Statement.
(a)    The Jiff Board shall unanimously recommend that Jiff Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger, and neither the Jiff Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Castlight, the unanimous recommendation of the Jiff Board that Jiff Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger.
(b)    Promptly following the Form S-4 Registration Statement being declared effective by the SEC, Jiff shall circulate an information statement (the “Information Statement”) to the Jiff Stockholders in connection with the solicitation of their signatures to a written consent (the “Written Consent”) and take all other action necessary in accordance with this Agreement, the DGCL, the Certificate of Incorporation and the Bylaws to obtain the Requisite Stockholder Approval. Jiff’s obligation to obtain the Requisite Stockholder Approval pursuant to this Section 6.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to Jiff of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Jiff Board of its unanimous recommendation to Jiff Stockholders in favor of the adoption of this Agreement and the approval of the principal terms of the Merger. Jiff shall use its reasonable best efforts to obtain Written Consents executed by each Jiff Stockholder and to cause each such Jiff Stockholder to execute or join the Joinder Agreement. Upon obtaining Jiff Stockholder Approval or the Requisite Stockholder Approval, as applicable, Jiff shall promptly deliver copies of the executed Written Consents or other documents evidencing the obtainment of Jiff Stockholder Approval and the Requisite Stockholder Approval, respectively, to Castlight.
(c)    Jiff shall cause the Information Statement to contain (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent (only in the event that the Information Statement is not first circulated concurrently to all Jiff Stockholders) and (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL. The Information Statement shall include (x) a statement to the effect that the Jiff Board had unanimously recommended that Jiff Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger and (y) such other information as Castlight and Jiff may agree is required or advisable under the DGCL to be included therein. Prior to its mailing, the Information Statement shall have been approved by Castlight, and, following its mailing, no amendment or supplement to the Information Statement shall be made by Jiff without the approval of Castlight. Each of Castlight and Jiff agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Castlight or its counsel, may be required or advisable to be included under the DGCL in the Information Statement or in any amendment or supplement thereto, and Castlight and Jiff agree to cause their respective Representatives to cooperate in the preparation of the Information Statement and any amendment or supplement thereto.
(d)    As promptly as practicable after the Agreement Date, Castlight and Jiff shall prepare and make such filings as are required under applicable state securities or “blue sky” laws in connection with the Transactions, and Jiff shall assist Castlight as may be reasonably necessary to comply with such state securities or “blue sky” laws.
6.2    No Solicitation.
(a)    During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, Jiff will not, and Jiff will not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to, or that would reasonably be expected to lead to, any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Jiff Securityholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions. Jiff will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Castlight and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to Jiff in connection with an Acquisition Proposal and request from each Person (other than Castlight and its Representatives) the prompt return or destruction of all non-public information with respect to Jiff previously provided to such Person in connection with an Acquisition Proposal. If any of Jiff’s Representatives takes any action that Jiff is obligated pursuant to this Section 6.2 not to authorize or permit such Representative to take, then Jiff shall be deemed for all purposes of this Agreement to have breached this Section 6.2.
(b)    Jiff shall immediately (but in any event, within 24 hours) notify Castlight in writing after receipt by Jiff (or, to the knowledge of Jiff, by any of Jiff’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or (iii) other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to Jiff or for access to any of the properties, books or records of Jiff by any Person or Persons other than Castlight and its Representatives that would reasonably be expected to lead to, an Acquisition Proposal. Such notice shall describe, to the extent not prohibited under Applicable Law or any Contract in existence as of the Agreement Date, (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. Jiff shall keep Castlight fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Castlight a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. Jiff shall provide Castlight with at least 48 hours prior notice (or such lesser prior notice as is provided to the members of the Jiff Board) of any meeting of the Jiff Board at which the Jiff Board is reasonably expected to discuss any Acquisition Proposal.
6.3    Confidentiality; Public Disclosure.
(a)    The parties hereto acknowledge that Castlight and Jiff have previously executed a non-disclosure agreement, dated as of July 19, 2016 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. At no time shall any party hereto disclose any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. The parties hereto will use commercially reasonable efforts to minimize any public disclosures regarding any indemnification dispute hereunder. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all such information to its financial, Tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of NYSE and Castlight may make such public communications as it may determine is reasonably appropriate (provided that Castlight will make good faith efforts to provide Jiff with written notice of any such disclosure and, if possible, allow Jiff the opportunity to comment on such communication. The Stockholders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Stockholders’ Agent were a party thereto. With respect to the Stockholders’ Agent, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include non-public information relating to the Merger or this Agreement received by the Stockholders’ Agent after the Closing or relating to the period after the Closing.
(b)    Neither party hereto shall issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use the other party’s name or refer to the other party directly or indirectly in connection with any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other party unless required by Applicable Law (in which event a satisfactory opinion of counsel to that effect shall be first delivered prior to any such disclosure), except to the extent such disclosures repeat information which has previously been publicly disclosed and except as reasonably necessary for Castlight to obtain Castlight Stockholder Approval and Jiff to obtain Jiff Stockholder Approval and the Requisite Stockholder Approval and the other consents and approvals of Jiff Stockholders and other third parties contemplated by this Agreement.
6.4    Reasonable Best Efforts; Regulatory Approvals.
(a)    Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article VII, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.

(b)    From the date of this Agreement, through the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, none of Castlight and the Merger Sub nor any of their controlled Affiliates shall acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or assets of, or by any other manner, any business or any Person that competes with Jiff if such acquisition would reasonably be expected to present a material risk of delaying the Effective Time or making it materially more difficult to consummate the Merger.
(c)    As promptly as practicable after Castlight and Jiff jointly determine that doing so is required, Castlight and Jiff shall execute and file, or join in the execution and filing of, any application, notification (including the provision of any required information in connection therewith) or other document that may be required under the HSR Act or any other foreign Applicable Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) in order to obtain the authorization, approval or consent of any Governmental Entity, or expiration or termination of the applicable waiting periods under such Antitrust Laws, that may be reasonably required, or that Castlight may reasonably request to be made, in connection with the consummation of the Merger and the other Transactions. Castlight and Jiff shall each use their respective reasonable best efforts to obtain, and to cooperate with each other to obtain promptly, all such authorizations, approvals, consents, expirations and terminations, and Castlight and Jiff shall each pay an equal share of any filing fees associated therewith.
(d)     Notwithstanding anything to the contrary contained herein, it is expressly understood and agreed that: (i) Castlight shall not have any obligation to litigate or contest any Legal Proceeding challenging any of the Transactions as violative of any Antitrust Law and (ii) Castlight shall be under no obligation to proffer, make proposals, negotiate, execute, carry out or submit to agreements or Orders providing for (A) the sale, transfer, license, divestiture, encumbrance or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets, categories of assets, operations or categories of operations of Castlight or any of its Affiliates or of Jiff, (B) the discontinuation of any product or service of Castlight or any of its Affiliates or of Jiff, (C) the licensing or provision of any technology, software or other Intellectual Property of Castlight or any of its Affiliates or of Jiff to any Person, (D) the imposition of any limitation or regulation on the ability of Castlight or any of its Affiliates to freely conduct their business or own their respective assets or (E) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Castlight or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock (any one or more of the foregoing, an “Antitrust Restraint”).
(e)     Each of Castlight and Jiff shall promptly inform the other of any material communication between such party and any Governmental Entity regarding any of the Transactions. Subject to Applicable Law relating to the exchange of information, Castlight shall have the right (i) to direct all matters with any Governmental Entity relating to the Transactions and (ii) to review in advance, and direct the revision of, any filing, application, notification or other document to be submitted by Jiff to any Governmental Entity under any Antitrust Law; provided that, to the extent practicable, Castlight shall consult with Jiff and consider in good faith the views of Jiff with respect to the information related to Jiff that appears in any such filing, application, notification or other document. If Castlight or any Affiliate of Castlight receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then Castlight shall make or cause to be made, as soon as reasonably practicable, a response in compliance with such request. If Jiff or any Affiliate of Jiff receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then Jiff shall make or cause to be made, a response in compliance with such request. Jiff shall not, without the prior written consent of Castlight, (A)

permit any of Jiff’s Representatives to participate in any meeting with any Governmental Entity relating to the Transactions unless Jiff consults with Castlight in advance and, to the extent permitted by such Governmental Entity, grants Castlight the opportunity to attend and lead the discussions at such meeting or (B) proffer, make proposals, negotiate, execute, carry out or submit to any agreements or Orders providing for any actions that would constitute an Antitrust Restraint; provided that Jiff shall, if directed by Castlight, agree to any such action that is conditioned on the consummation of the Merger.

6.5    Third-Party Consents; Notices.
(a)    Following consultation with Castlight, Jiff shall use all reasonable efforts to obtain prior to the Closing, and deliver to Castlight at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule C of the Jiff Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b)(ii)(B) of Jiff Disclosure Letter if entered into prior to the Agreement Date).
(b)    Jiff shall give all notices and other information required to be given to the employees of Jiff, any collective bargaining unit representing any group of employees of Jiff, and any applicable Governmental Entity under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions.
6.6    Litigation. Jiff shall (i) notify Castlight in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by Jiff to be threatened against Jiff, or any of its directors, officers or employees or Jiff Stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Castlight promptly of ongoing material developments in any New Litigation Claim or any Legal Proceeding initiated by or against Jiff prior to the Agreement Date and (iii) consult in good faith with Castlight on an ongoing basis regarding the conduct of any New Litigation Claim or any Legal Proceeding initiated by or against Jiff prior to the Agreement Date.
6.7    Access to Information.
(a)    During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) Jiff shall afford Castlight and its Representatives reasonable access during business hours to (A) Jiff’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of Jiff as Castlight may reasonably request and (ii) Jiff shall provide to Castlight and its Representatives true, correct and complete copies of Jiff’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which Jiff has been a party and (D) evidence of any Taxes paid to foreign Tax Authorities.
(b)    Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, Jiff shall confer from time to time as requested by Castlight with one or more Representatives of Castlight to discuss any material changes or developments in the operational matters of Jiff and the general status of the ongoing operations of Jiff.
(c)    No information or knowledge obtained by Castlight during the pendency of the Transactions in any investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

6.8    Spreadsheet. Jiff shall prepare and deliver to Castlight, in accordance with Section 6.12, a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Castlight, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information, as of immediately prior to the Closing: (i) the names of all of the Converting Holders and their respective addresses and e-mail addresses, (ii) the number and type of shares of Jiff Capital Stock held by, or subject to Jiff Options held by, such Converting Holders and, in the case of outstanding shares, the respective certificate numbers, (iii) the number of shares of Jiff Capital Stock subject to and the exercise price per share in effect for each Jiff Option, (iv) the vesting status and schedule with respect to Jiff Options and Unvested Jiff Shares and terms of Jiff’s rights to repurchase such Unvested Jiff Shares (including the per share repurchase price payable with respect thereto), (v) for each Jiff Option that was early exercised, the Tax status of each such Jiff Option under Section 422 of the Code, the date of such exercise and the applicable exercise price, and for each share of Jiff Capital Stock whether (A) it was subject to a timely filed Section 83(b) election to the extent it was subject to a substantial risk of forfeiture upon issuance, (B) it was the result of an early exercise of an incentive stock option and (C) whether a new Section 83(b) election will be timely and properly made in respect of Castlight Class B Common Stock in respect thereof consistent with Revenue Ruling 2007-49, (vi) the calculation of the Fully-Diluted Jiff Common Stock and Common Per Share Stock Consideration, (vii) the calculation of aggregate shares of Castlight Class B Common Stock issuable to each such Converting Holder pursuant to Section 1.3(a)(i), Section 1.3(a)(ii) and Section 1.3(a)(iii) and (vii) the calculation of each Converting Holder’s Pro Rata Share of each of the Escrow Amount and the Expense Fund.
6.9    Expenses; Jiff Debt. Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided that at the Closing, Castlight shall pay or cause to be paid all Transaction Expenses that are incurred but unpaid as of the Closing. At, and subject to, the Closing, Castlight shall repay or cause to be repaid all Jiff Debt then outstanding.
6.10    Employees.
(a)    It is currently Jiff’s intent to make an offer of employment to each employee of Jiff, except as mutually agreed to between Castlight and Mr. Newell. With respect to any such employee of Jiff who receives an offer of employment from Castlight or the Surviving Entity, Jiff shall assist Castlight with its efforts to enter into an offer letter and a confidential information and assignment agreement with such employee prior to the Closing Date. With respect to matters described in this Section 6.10, Jiff will consult with Castlight (and will consider in good faith the advice of Castlight) prior to sending any notices or other communication materials to its employees. Effective no later than immediately prior to the Closing (or at such other time designated by Castlight), Jiff shall terminate the employment of each of those Jiff employees who (i) have not received an offer of continued employment with Castlight or the Surviving Entity prior to the Closing Date or (ii) have declined an offer of continued employment with Castlight or the Surviving Entity prior to the Closing Date (collectively, the “Designated Employees”), and Jiff shall require such Designated Employees to execute a Separation Agreement as a condition to the receipt of any severance paid by Jiff, and shall cause all unvested Jiff Options held by such Designated Employees to be terminated in accordance with their terms at the time of such termination.
(b)    Jiff shall ensure that there shall be no outstanding securities, commitments or agreements of Jiff immediately prior to the Effective Time that purport to obligate Jiff to issue any shares of Jiff Capital Stock or Jiff Options under any circumstances other than Permitted Issuances.

6.11     Castlight RSUs. Prior to the Closing Date, on the written request of Castlight, Jiff will grant restricted stock units to Continuing Employees from the 2017 Jiff Option Plan (“Employee RSUs”). Any such Employee RSUs shall be allocated to employees of Jiff as determined by Castlight, in consultation with Mr. Newell. All Employee RSUs shall (i) be issued solely to those Persons to whom Castlight makes an offer of employment and in the amounts set forth in such allocation, (ii) vest in four equal annual installments over a four-year period commencing on the Closing Date, (iii) be issued pursuant to a grant agreement mutually agreed to by Jiff and Castlight and (iv) be issued without consideration.
6.12    Certain Closing Certificates and Documents. Jiff shall prepare and deliver to Castlight a draft of each of Jiff Closing Financial Certificate and the Spreadsheet not later than two Business Days prior to the Closing Date and a final version of Jiff Closing Financial Certificate and the Spreadsheet to Castlight not later than the Closing Date. In the event that Castlight notifies Jiff that there are reasonably apparent errors in the drafts of Jiff Closing Financial Certificate and/or the Spreadsheet, Castlight and Jiff shall discuss such errors in good faith and Jiff shall correct such errors prior to delivering the final versions of the same in accordance with this Section 6.12. Without limiting the foregoing or Section 6.8, Jiff shall provide to Castlight, together with Jiff Closing Financial Certificate and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Castlight to verify and determine the calculations, amounts and other matters set forth in Jiff Closing Financial Certificate and the Spreadsheet.
6.13    Tax Matters.
(a)    Each of Castlight, the Stockholders’ Agent, the Jiff Securityholders and Jiff shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The parties agree that (i) except as otherwise required by a Tax authority, each party hereto shall cause all Tax Returns relating to the Merger to be filed on the basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) none of the parties shall (and each of the parties shall cause their respective Affiliates not to) take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.
(b)    Each of Castlight, the Stockholders’ Agent, Jiff Securityholders and Jiff shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Castlight, Jiff, the Stockholders’ Agent and Jiff Securityholders agree to retain all books and records with respect to Tax matters pertinent to Jiff relating to any Taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective Taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.
(c)    Jiff shall cause each Jiff Securityholder to further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).
(d)    Castlight shall prepare and file or cause to be prepared and filed all Tax Returns of Jiff any Pre-Closing Tax Period that are filed after the Closing Date and, subject to the indemnification obligations hereunder, shall pay or cause to be paid all Taxes due with respect to such Tax Returns. Castlight shall provide the Stockholders’ Agent copies of all such income and other material Tax Returns at least 20 days prior to their filing, shall permit the Stockholders’ Agent to review and comment on each such Tax Return prior to filing and shall consider in good faith and incorporate all reasonable comments made by the Stockholders’ Agent in writing.
6.14    280G Stockholder Approval. As soon as reasonably practicable, Jiff shall submit to Jiff Stockholders for approval (in a manner reasonably satisfactory to Castlight), by such number of holders of Jiff Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by Jiff and shall be subject to review and approval by Castlight, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, Jiff shall provide evidence reasonably satisfactory to Castlight that (i) a vote of the holders of Jiff Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Jiff Capital Stock pursuant to this Section 6.14.
6.15    Indemnification of Officers and Directors.
(a)    Prior to or as of the Closing, Jiff will cause coverage to be extended under the directors’ and officers’ insurance policy maintained by Jiff as of the Agreement Date with respect to any actions or omissions by any current or former officers or directors of Jiff (the “D&O Indemnified Parties”) occurring prior to the Closing, by obtaining a related “tail” policy that has an effective term of six years from the Closing Date, with coverage in amount and scope at least as favorable as Jiff’s existing coverage. The cost of such tail policy will be treated as a Transaction Expense of Jiff at 150% of the actual cost thereof (such that 75% of the actual cost thereof will be deducted in the Stock Consideration calculation). Castlight will not, or will cause the Surviving Entity to not, cancel or change such insurance policies in any respect during such term.
(b)    In addition, for a period of six years following the Effective Time, Castlight and the Surviving Entity agree to indemnify and hold harmless, reimburse, exculpate from liability, and advance expenses to all D&O Indemnified Parties to the same extent and on the same terms as such persons are entitled to indemnification, reimbursement, exculpation or expense advancement by Jiff as of the Agreement Date, whether pursuant to applicable documents, individual indemnification agreements, by Applicable Law or otherwise, for acts or omissions or matters that occurred or arose at or prior to the Effective Time (regardless of whether any proceeding relating to any D&O Indemnified Party’s rights to indemnification, exculpation, or expense advancement with respect to any such matters, acts, or omissions is commenced before or after the Closing); provided that such obligation of Castlight and the Surviving Entity with respect to any such indemnification, holding harmless, reimbursement, exculpation or advancement of expenses that are pursuant to an agreement between a D&O Indemnified Party and Jiff shall only be to the extent that such agreement is set forth on Schedule 6.15(b) of the Jiff Disclosure Letter; provided, further, that no D&O Indemnified Party may seek indemnification, to be held harmless, reimbursement, exculpation or advancement of expenses from Castlight or the Surviving Entity for amounts that such D&O Indemnified Party owes or may owe to Castlight or the Surviving Entity in such D&O Indemnified Party’s capacity as a Converting Holder under the provisions set forth in Article IX. Any claims for indemnification made under this Section 6.15 on or prior to the sixth anniversary of the Effective Time shall survive until the final resolution thereof.
(c)    The Surviving Entity shall, and Castlight shall cause the Surviving Entity or its successors to, pay all costs and expenses (including reasonable attorneys’ fees) incurred by any D&O Indemnified Party (or his or her heirs, personal representatives, successors or assigns) in any legal action brought by such person that is successful to enforce the obligations of Castlight, the Surviving Entity or its successors under this Section 6.15. The obligations of Castlight, the Surviving Entity and its successors under this Section 6.15 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any D&O Indemnified Party (or his or her heirs, personal representatives, successors or assigns) without the prior written consent of such D&O Indemnified Party (or his or her heirs, personal representatives, successors or assigns, as applicable).
6.16    Director and Officer Matters. Prior to the Effective Time, Castlight shall take all such steps as may be required to cause any acquisitions of Castlight Class B Common Stock (including derivative securities with respect to Castlight Class B Common Stock) resulting from the Transactions by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Castlight to be exempt under Rule 16b-3 under the Exchange Act.
6.17    NYSE Listing. Castlight shall use commercially reasonable efforts to cause the shares of Castlight Class B Common Stock being issued in the Merger to be approved for listing in the NYSE at or prior to the Effective Time.
6.18    Certain Officer and Directors of the Combined Company. Castlight shall take all action necessary to cause two representatives from the Jiff Board to be mutually agreed by Jiff and Castlight to be appointed to the Castlight Board effective upon the Closing.
6.19    Intellectual Property. Jiff will investigate the items identified as “HUnknown License” or “HLicense Not Found” in the document loaded at 3.3.7 with file name “Open Source (Black Duck).pdf” and prepare a remediation plan with respect to such items that is reasonably acceptable to Castlight and will use commercially reasonable efforts to effect such plan prior to the Closing.
ARTICLE VII
CONDITIONS TO THE MERGER
7.1    Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:
(a)    Stockholder Approvals. The Jiff Stockholder Approval and the Castlight Stockholder Approval shall have been duly and validly obtained.
(b)    Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.
(c)    Governmental Approvals. All filings with and approvals of any Governmental Entity required to be made or obtained in connection with the Transactions shall have been made or obtained and shall be in full force and effect and the applicable waiting period under the HSR Act and other applicable Antitrust Laws shall have expired or early termination of such waiting period shall have been granted by the applicable Governmental Entity (the “Antitrust Condition”).”
7.2    Additional Conditions to Obligations of Jiff. The obligations of Jiff to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Jiff and may be waived by Jiff in writing in its sole discretion without notice or Liability to any Person):
(a)    Representations, Warranties and Covenants. (i) The representations and warranties made by Castlight herein other than the Castlight Special Representations (disregarding any materiality qualifications contained in any such representation or warranty) shall be true and correct on and as of the Agreement Date and the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates), except for such failures that, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Material Adverse Effect with respect to Castlight and (ii) the Castlight Special Representations shall be true and correct in all material respects, on and as of the Agreement Date and the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Castlight shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Castlight at or prior to the Closing.
(b)    Receipt of Closing Deliveries. Jiff shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).
(c)    No Castlight Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to Castlight since the Agreement Date that is continuing.
7.3    Additional Conditions to the Obligations of Castlight. The obligations of Castlight and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Castlight and Merger Sub and may be waived by Castlight (on behalf of itself and/or Merger Sub) in writing in its sole discretion without notice or Liability to any Person):
(a)    Representations, Warranties and Covenants. (i) The representations and warranties made by Jiff herein other than the Special Representations (disregarding any materiality qualifications contained in any such representation or warranty) shall be true and correct on and as of the Agreement Date and the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates), except for such failures that, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to Jiff and (ii) the Special Representations shall be true and correct in all material respects, on and as of the Agreement Date and the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Jiff shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Jiff at or prior to the Closing.
(b)    Receipt of Closing Deliveries. Castlight shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).
(c)    Injunctions or Restraints on Conduct of Jiff Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Castlight’s ownership, conduct or operation of the Jiff Business following the Closing, including any Antitrust Restraint, shall be in effect, and no Legal Proceeding seeking any of the foregoing, or any other injunction, restraint or material damages in connection with the Merger or the other Transactions or prohibiting or limiting the consummation of the Transactions, shall be threatened in writing or shall have been commenced and remain pending, in each case by a Governmental Entity of competent jurisdiction.
(d)    No Legal Proceedings. No Governmental Entity of competent jurisdiction shall have commenced or threatened in writing to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Merger or the other Transactions or seeking to prohibit or limit the exercise by Castlight of any material right pertaining to ownership of Equity Interests of the Surviving Entity.
(e)    No Jiff Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to Jiff since the Agreement Date that is continuing.
(f)    Employees.
(i)    (A) The Named Employee and the Key Employees, to the extent they are Continuing Employees, shall have signed an Offer Letter, a Benefits Waiver and a Non-Competition Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements, (B) each Offer Letter executed by a Continuing Employee shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements, except to the extent Jiff remains in compliance with Section 1.2(b)(vi) after such rescindment and (C) the employment of each of the Designated Employees shall have been terminated effective no later than immediately prior to the Closing.
(ii)    No fewer than 90%, excluding the Named Employee, of the employees of Jiff who have received offers of employment from Castlight or the Surviving Entity shall have remained continuously employed with Jiff from the Agreement Date through the Closing and shall become Continuing Employees pursuant to the execution of an Offer Letter, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements.
(g)    Requisite Stockholder Approval. This Agreement shall have been duly and validly adopted and the Merger shall have been duly and validly approved under the DGCL, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval, by holders of outstanding Jiff Capital Stock representing at least 90% of all shares of Jiff Capital Stock outstanding as of immediately prior to the Closing and at least 90% of the voting power of all shares of Jiff Capital Stock outstanding as of immediately prior to the Closing (collectively, the “Requisite Stockholder Approval”).

(h)    Section 280G Matters. Jiff shall have delivered to Castlight the notification and evidence required by Section 6.14.
ARTICLE VIII
TERMINATION
8.1    Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after Jiff Stockholder Approval is obtained:
(a)    by mutual written consent duly authorized by the Castlight Board and the Jiff Board;
(b)    by either Castlight or Jiff, by written notice to the other, if the Closing shall not have occurred on or before September 30, 2017 or such other date that Castlight and Jiff may agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;
(c)    by either Castlight or Jiff, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;
(d)    by Castlight, by written notice to Jiff, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Jiff herein and such inaccuracy or breach shall not have been cured within 20 Business Days after receipt by Jiff of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to Jiff which shall not have been cured within 20 Business Days after receipt by Jiff of written notice of such Material Adverse Effect, (iii) Jiff shall have materially breached Section 6.1 or breached Section 6.2 or (iv) the applicable Governmental Entity shall have commenced litigation seeking the imposition of an Antitrust Restraint as a condition to the expiration or termination of any applicable waiting period under the HSR Act or other applicable Antitrust Law; or
(e)    by Jiff, by written notice to Castlight, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Castlight herein and such inaccuracy or breach shall not have been cured within 20 Business Days after receipt by Castlight of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured) or (ii) there shall have been a Material Adverse Effect with respect to Castlight which shall not have been cured within 20 Business Days after receipt by Castlight of written notice of such Material Adverse Effect or (iii) Castlight shall have materially breached Section 4.1 or Section 4.2.
8.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Castlight, Merger Sub, Jiff or their respective officers, directors, stockholders or Affiliates; provided that (i) Section

6.3 (Confidentiality; Public Disclosure), Section 6.9 (Expenses; Jiff Debt), this Section 8.2 (Effect of Termination), Article X (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any intentional misrepresentation made by, or a willful breach of any covenant, agreement or obligation of, such party herein.
ARTICLE IX
ESCROW FUND AND INDEMNIFICATION
9.1    Escrow Fund.
(a)    At the Effective Time, Castlight shall withhold the Escrow Amount from the Merger Consideration issuable pursuant to Section 1.3(a) (the aggregate amount shares of Castlight Class B Common Stock so held by Castlight from time to time, together with any non-taxable stock dividends declared and paid in respect of such shares, the “Escrow Fund”) and deposit the Escrow Fund with U.S. Bank National Association, as the “Escrow Agent.” The Escrow Fund shall be governed by the provisions set forth herein and in the Escrow Agreement in substantially the form attached hereto as Exhibit L. The Escrow Fund and the Set-Off Right shall constitute partial security for the benefit of Castlight (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under this Article IX. Subject to Section 9.4, the Escrow Agent shall hold the Escrow Fund until 11:59 p.m. local time on the date (the “Escrow Release Date”) that is 12 months after the Effective Time. Except to the extent there is a cancellation of shares of Castlight Class B Common Stock held in the Escrow Fund in connection with Indemnifiable Damages in accordance with the terms of this Agreement, shares of Castlight Class B Common Stock held in the Escrow Fund, including shares of Castlight Class B Common Stock issuable pursuant to Annex A hereto which are deposited into the Escrow Fund pursuant to Section 9.4, shall be treated by Castlight as issued and outstanding stock of Castlight, the Jiff Stockholders shall be shown as the registered owners of such shares on the certificate(s) evidencing such shares (if such shares are certificated) and the Jiff Stockholders shall be entitled to exercise voting rights and to receive dividends with respect to such shares (other than stock dividends, which shall be withheld by Castlight and included as part of the Escrow Fund). The Converting Holders shall not receive interest or other earnings on the shares of Castlight Class B Common Stock (other than as set forth in the immediately preceding sentence) in the Escrow Fund. Neither the Escrow Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Converting Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Converting Holder, in each case prior to the distribution of the Escrow Fund to any Converting Holder in accordance with Section 9.1(b), except that each Converting Holder shall be entitled to assign such Converting Holder’s rights to such Converting Holder’s Pro Rata Share of the Escrow Fund by will, by the laws of intestacy or by other operation of law.
(b)    Within five Business Days following the Escrow Release Date, Castlight (or its agent) will distribute to each Converting Holder such Converting Holder’s Pro Rata Share of the Escrow Fund less that portion of the Escrow Fund that is determined, in the reasonable judgment of Castlight, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate delivered to the Stockholders’ Agent on or prior to the Escrow Release Date in accordance with this Article IX, which portion shall remain in the Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied.

9.2    Indemnification.
(a)    Subject to the limitations set forth in this Article IX, from and after the Closing, each Converting Holder shall severally (and not jointly), based on such Converting Holder’s Pro Rata Share, indemnify and hold harmless Castlight, Merger Sub and Jiff and their respective officers, directors, agents and employees and each Person, if any, who controls or may control Castlight within the meaning of the Securities Act (each, an “Indemnified Person”) from and against any and all losses, liabilities, damages, fees, Taxes, interest, costs and expenses, including reasonable costs of investigation, enforcement and defense and reasonable fees and expenses of counsel, experts and other professionals, directly or indirectly, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:
(i)    any failure of any representation or warranty made by Jiff herein or in Jiff Disclosure Letter (including any exhibit to or schedule of the Jiff Disclosure Letter) to be true and correct (A) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates), or (B) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);
(ii)    any failure of any certification, representation or warranty made by Jiff in any certificate (other than the Spreadsheet and Jiff Closing Financial Certificate) delivered to Castlight pursuant to Section 1.2(b) or Section 7.3 of this Agreement to be true and correct as of the date such certificate is delivered to Castlight;
(iii)    any breach of, or default in connection with, any of the covenants, agreements or obligations made by Jiff herein or in any other agreements contemplated by the Transaction Documents or the Merger which were to be performed prior to the Closing;
(iv)    any inaccuracies in the Spreadsheet or Jiff Closing Financial Certificate;
(v)    any issuances made with respect to Dissenting Shares, and any interest, costs, expenses and fees incurred by any Indemnified Person in connection with the exercise of any appraisal rights or dissenters’ rights, to the extent that such amounts, in the aggregate, exceed the value of the consideration that otherwise would have been issuable (based on the Castlight Stock Price) pursuant to Section 1.3(a) upon the exchange of such Dissenting Shares;
(vi)    any claims by any then-current holder of any Equity Interests of Jiff (including any predecessors), arising out of, resulting from or in connection with (I) the allocation of the Merger Consideration or any portion thereof that differs from that specified on the Spreadsheet, or (II) for breach of fiduciary duty by the directors and officers of Jiff in connection with this Agreement and/or the Transactions;
(vii)    any matter set forth in Schedule 9.2(a)(vii) of the Jiff Disclosure Letter or that is or would be an exception to the representations and warranties made in the first two sentences of Section 2.6 (Litigation) as of the Agreement Date or the Closing;

(viii)    any Pre-Closing Taxes to the extent not reflected as an accrual in the Pre-Signing Jiff Balance Sheet, as adjusted for Taxes arising in the ordinary course of business consistent with past practice through the Closing Date; and
(ix)    any intentional fraud, intentional misrepresentation or willful misconduct by or on behalf of Jiff in connection with this Agreement or the Transactions.
(b)    Materiality standards and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall only be taken into account in determining whether an inaccuracy in such representation or warranty, or a breach of such covenant, agreement or obligation, exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such inaccuracy or breach.
9.3    Indemnifiable Damage Threshold; Other Limitations.
(a)    Notwithstanding anything to the contrary contained herein, no Indemnified Person may make a claim against the Escrow Fund or exercise the Set-Off Right in respect of any claim for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) or (ii) of Section 9.2(a) (other than claims arising out of, resulting from or in connection with (i) intentional fraud, intentional misrepresentation or willful misconduct by or on behalf of Jiff in connection with this Agreement or the Transactions or (ii) any failure of any of the Special Representations to be true and correct as aforesaid) unless and until a Claim Certificate (together with any other delivered Claim Certificates) describing Indemnifiable Damages in an aggregate amount greater than $650,000 (the “Basket”) has been delivered, in which case the Indemnified Person may make claims for indemnification, compensation and reimbursement and may receive shares of Castlight Class B Common Stock from the Escrow Fund or exercise the Set-Off Right for all Indemnifiable Damages (including the amount of the Basket). The Basket shall not apply to any Special Claims.
(b)    If the Merger is consummated, recovery from the Escrow Fund and the Set-Off Right shall constitute the sole and exclusive remedy for the indemnity obligations of each Converting Holder under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies) arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of Section 9.2(a), except (A) in the case of intentional fraud, intentional misrepresentation or willful misconduct by or on behalf of Jiff or such Converting Holder and (B) any failure of any of the representations and warranties made by (I) Jiff in Section 2.1(a) (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure), Section 2.3(a)and (b)(ii)(A) (Authority; Non-contravention), Section 2.11 (Taxes) or Section 2.17 (Transaction Fees) or (II) Jiff in any certificate delivered to Castlight pursuant to this Agreement that are within the scope of those covered by the Sections listed in the foregoing clause (ii)(A) (collectively, the “Special Representations”) to be true and correct as aforesaid.
(c)    In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with the failure of any of the Special Representations to be true and correct as aforesaid or the matters listed in clauses (iii) through (ix) of Section 9.2(a) (collectively, “Special Claims”), after Indemnified Persons have exhausted or made claims upon a number of shares of Castlight Class B Common Stock held in the Escrow Fund (after taking into account all other claims for indemnification, compensation and reimbursement from the Escrow Fund made by Indemnified Persons) and fully exercised Set-Off Rights, or following the Escrow Release Date, each Converting Holder shall have several (and not joint) liability, based on such Converting Holder’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom. Notwithstanding anything to the contrary contained herein, the total Liability of a Converting

Holder under this Article IX shall be limited to the economic value (on a Castlight Stock Price basis) of the aggregate number of shares of Castlight Class B Common Stock issuable to such Converting Holder pursuant to Section 1.3(a) (inclusive of the Escrow Amount and value of Set-Off Rights) (the “Upper Cap”); provided that any limitation of Liability in this Section 9.3(c) shall not apply in the case of intentional fraud, intentional misrepresentation or willful misconduct by or on behalf of such Converting Holder or of which such Converting Holder had actual knowledge.
(d)    Following the Closing, this Article IX shall constitute the sole and exclusive remedy for recovery of monetary Indemnifiable Damages by the Indemnified Persons for all indemnifiable matters or other breaches under this Agreement (which means, for example, that the survival periods and liability limits set forth in this Article IX shall control notwithstanding any statutory or common law provisions or principles to the contrary), (ii) all applicable statutes of limitations or other claims periods with respect to claims for Indemnifiable Damages shall be shortened to the applicable claims periods and survival periods set forth herein and (iii) the Indemnified Persons irrevocably waive any and all rights they may have to make claims for monetary damages against any Converting Holder under statutory and common law as a result of any Indemnifiable Damages and any and all other monetary damages incurred by the Indemnified Persons with respect to this Agreement whether or not in excess of the maximum amounts permitted to be recovered pursuant to this Article IX.
(e)    Claims for Indemnifiable Damages that have been resolved in favor of Indemnified Persons shall be recovered, first, from the Escrow Fund, or through the exercise of the Set-Off Right and only after each of the Escrow Fund and Set-Off Right have been exhausted, then directly from the Converting Holders. However, notwithstanding anything to the contrary contained herein (but subject to the last sentence of Section 9.3(c)), the amounts that an Indemnified Person recovers from the Escrow Fund or through the exercise of the Set-Off Right pursuant to Special Claims shall not reduce the amount that an Indemnified Person may recover with respect to claims that are not Special Claims. By way of illustration and not limitation, assuming there are no other claims for indemnification, compensation or reimbursement, in the event that Indemnifiable Damages resulting from a Special Claim are first satisfied from the Escrow Fund and through the exercise of the Set-Off Right and such recovery fully depletes the Escrow Fund and Set-Off Right, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Special Claim shall continue to be the full dollar value of the Escrow Fund and the Set-Off Right (based on the Castlight Stock Price) irrespective of the fact that the Escrow Fund and Set-Off Right was used to satisfy such Special Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.
(f)    Notwithstanding anything to the contrary contained herein, (i) no Converting Holder shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Castlight, the Surviving Entity or any other Indemnified Person (based upon such Converting Holder’s position as an officer, director, employee or agent of Jiff or otherwise) with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against Jiff or the Surviving Entity with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the matters set forth in Section 9.2(a), (ii) the rights and remedies of the Indemnified Persons after the Effective Time shall not be limited by (x) any investigation by or on behalf of, or disclosure to (other than in Jiff Disclosure Letter with respect to clauses (i), (ii) and (x) of Section 9.2(a), subject to any limitations expressly set forth therein), any Indemnified Person at or prior to the Effective Time regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto, (iii) if an Indemnified Person’s claim under this Article IX may be properly characterized in multiple ways in accordance with this Article IX such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article IX and (iv) no Converting Holder shall be liable for the breach of any representation, warranty, covenant and/or agreement of another Converting Holder or any intentional fraud, intentional misrepresentation or willful misconduct by or on behalf of any Person other than Jiff or such Converting Holder; provided that nothing herein shall limit the Liability of a Converting Holder for any intentional fraud, intentional misrepresentation or willful misconduct by or on behalf of such Converting Holder.
(g)    All Indemnifiable Damages shall be calculated net of the amount of any actual recoveries actually received by an Indemnified Person prior to the Escrow Release Date under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnified Person) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person; provided that no Indemnified Person shall have any obligation to seek to obtain or continue to pursue any such recoveries. If an Indemnified Person receives any amounts under applicable insurance policies issued by insurance companies or third-party indemnification or contribution payments subsequent to its receipt of an indemnification payment by the Converting Holders, then such Indemnified Person will, without duplication, promptly reimburse the Converting Holders for any payment made by such Converting Holders, up to the amount received by the Indemnified Person.
(h)    Any claim for Indemnifiable Damages will be calculated without regard to any punitive, exemplary, special, incidental or consequential damages unless (i) any such punitive, exemplary, special, incidental or consequential damages are actually awarded to a third party by a Governmental Entity or (ii) any such special or consequential damages are otherwise reasonably foreseeable under an objective standard.
(i)    Any claim for indemnification under Article IX, and any offer to compromise or settle such claim, must be made on a pro rata basis to all Converting Holders (based on their respective Pro Rata Shares).
(j)    Notwithstanding any other provision of this Agreement, Jiff is not making and shall not be construed to have made, and the Converting Holders shall not have any liability or indemnification obligation with respect to, any representation or warranty as to the amount or availability of any net operating losses, Tax credits, or other Tax attribute. Notwithstanding any other provision of this Agreement, the Converting Holders shall not have any liability or indemnification obligation for any Taxes of Jiff resulting from any action outside of the ordinary course of business taken by Jiff on the Closing Date but after the Closing.
(k)     Any liability for indemnification under this Article IX shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach or other violation of more than one representation, warranty, covenant, agreement, certificate or certification.
(l)    Castlight acknowledges that there are assumptions inherent in making any projections or estimates, Castlight is familiar with such uncertainties and that Castlight is responsible for making its own evaluation of Jiff and is not relying on, and shall have no claim against Jiff or its equity holders with respect to, such projections or estimates.
9.4    Period for Claims. Except as otherwise set forth in this Section 9.4, the period (the “Castlight Claims Period”) during which Indemnified Persons shall have the right to bring claims for Indemnifiable Damages (i) arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of

Section 9.2(a) (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. local time on the date that is 12 months after the Effective Time and (ii) arising out of, resulting from or in connection with the Special Claims, shall commence at the Closing and terminate at 11:59 p.m. local time on the date that is the expiration date of the applicable statute of limitations with respect to the underlying subject matter of such Special Claims or three months thereafter in the case of Section 2.11 (Taxes) only (which for clarity is not the maximum claim period permitted under Section 8106 of the DGCL). Notwithstanding anything to the contrary contained herein, such portion of the Escrow Fund or the Earnout at the Escrow Release Date or the payment date for the Earnout, as applicable, as in the reasonable judgment of Castlight may be necessary to satisfy any specific unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Stockholders’ Agent on or prior to the Escrow Release Date shall remain in the Escrow Fund or, in the case of shares issuable pursuant to the Earnout, deposited with the Escrow Agent, until such claims for Indemnifiable Damages have been resolved or satisfied.
9.5    Claims.
(a)    From time to time during the applicable Claims Period, Castlight may deliver to the Stockholders’ Agent and the Escrow Agent one or more certificates signed by any officer of Castlight (each, a “Claim Certificate”):
(i)    stating that an Indemnified Person has incurred, paid, reserved or accrued, or reasonably believes that it will incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may reasonably raise such matter in an audit of Castlight or its subsidiaries, that could reasonably be expected to give rise to Indemnifiable Damages);
(ii)    stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount reasonably believed by Castlight to be incurred, paid, reserved, accrued or demanded by a third party); and
(iii)    specifying in reasonable detail (based upon the information then possessed by Castlight) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.
(b)    Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Castlight as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Castlight by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or the Converting Holders are materially prejudiced thereby.
(c)    For clarity, while Castlight may deliver a Claim Certificate with respect to a Third-Party Claim at any time within the Castlight Claims Period in order to preserve its rights and remedies hereunder, the Indemnified Persons will not be entitled to seek actual recovery from the Escrow Fund or directly from the Converting Holders with respect to such Third-Party Claim unless (i) the dispute between Castlight and the applicable third party has been resolved by either a binding settlement agreement or a final non-appealable order of a court of competent jurisdiction or (ii) Castlight and the Stockholder’s Agent agree in writing to such recovery.
(d)    In the event Castlight delivers a Claim Certificate pursuant to this Section 9.5, Castlight shall provide the Stockholders’ Agent with reasonable supporting documentation and information related to such Claim Certificate, including, reasonable access by the Stockholders’ Agent to information about Castlight, Jiff or the Surviving Entity to the extent reasonably necessary to evaluate the claims set forth in such Claim Certificate.

9.6    Resolution of Objections to Claims.
(a)    If the Stockholders’ Agent does not contest, by written notice to Castlight and the Escrow Agent, any claim or claims by Castlight made in any Claim Certificate within the 30-day period following receipt of the Claim Certificate, then Castlight may cancel a number of shares of Castlight Class B Common Stock from the Escrow Fund or the Earnout having a total value equal to the amount of the Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate; provided that the per share value of any shares of Castlight Class B Common Stock cancelled to satisfy any claims in a Claim Certificate under this Article IX shall be the Castlight Stock Price.
(b)    If the Stockholders’ Agent objects in writing to any claim or claims by Castlight made in any Claim Certificate within the 30-day period set forth in Section 9.6(a), Castlight and the Stockholders’ Agent shall attempt in good faith for 60 days after Castlight’s receipt of such written objection to resolve such objection. If Castlight and the Stockholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Castlight and the Stockholders’ Agent and, to the extent such memorandum is executed prior to the Escrow Release Date, delivered to the Escrow Agent. The Escrow Agent and Castlight, as applicable, shall be entitled to conclusively rely on any such memorandum and Castlight may cancel a number of shares of Castlight Class B Common Stock from the Escrow Fund or Earnout in accordance with the terms of such memorandum; provided that the per share value of any shares of Castlight Class B Common Stock cancelled to satisfy any claims pursuant to this Section 9.6(b) shall be the Castlight Stock Price.
(c)    If no such agreement can be reached during the 60-day period for good faith negotiation set forth in Section 9.6(b), but in any event upon the expiration of such 60-day period, either Castlight or the Stockholders’ Agent may bring an action in accordance with the terms of Section 10.11 to resolve the matter. The decision of an applicable court as to the validity and amount of any claim in such Claim Certificate and the amount, if determined, that constitutes Indemnifiable Damages under this Article IX for which recovery may be made shall be non-appealable, binding and conclusive upon the parties hereto and the Converting Holders, the Escrow Agent and Castlight, as applicable, shall be entitled to act in accordance with such decision and (i) if the Converting Holders are the indemnifying parties, Castlight may cancel a number of shares of Castlight Class B Common Stock in, the Escrow Fund or Earnout in accordance therewith; provided that the per share value of any shares of Castlight Class B Common Stock cancelled to satisfy any claims pursuant to this Section 9.6(c) shall be the Castlight Stock Price or (ii) if Castlight is the indemnifying party, Castlight shall issue, or cause to be issued, to the Converting Holders and holders of Jiff Options (based on their Pro Rata Share), reasonably promptly following such decision, a number of shares of Castlight Class B Common Stock in accordance therewith; provided that the per share value of any shares of Castlight Class B Common Stock issued to satisfy any claims pursuant to this Section 9.6(c) shall be the Castlight Stock Price.
(d)    For purposes of this Section 9.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Castlight shall be deemed to be the prevailing party unless the applicable court determines in favor of the Stockholders’ Agent (on behalf of the Converting Holders) with respect to more than one-half of the amount in dispute, in which case the Converting Holders shall be deemed to be the prevailing party. The non-prevailing party shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.
(e)    Any portion of the Escrow Fund and/or Earnout held following the Escrow Release Date or the payment date of the Earnout, as applicable, with respect to pending but unresolved claims for indemnification that is not awarded to Castlight upon the resolution of such claims shall be distributed by the Escrow Agent to the Converting Holders within five Business Days following resolution of such claims and in accordance with each such Converting Holder’s Pro Rata Share of such portion of the Escrow Fund or Earnout Pro Rata Share of the Earnout.
9.7    Stockholders’ Agent.
(a)    At the Closing, Fortis Advisors LLC shall be constituted and appointed as the Stockholders’ Agent. The Stockholders’ Agent shall be the exclusive agent and attorney-in-fact for and on behalf of the Converting Holders to: (i) execute, as the Stockholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Converting Holder, to or from Castlight (on behalf of itself or any other Indemnified Person) relating to this Agreement, the Earnout or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Converting Holder individually), (iii) review, negotiate and agree to and authorize Castlight to cancel a number of shares of Castlight Class B Common Stock held in the Escrow Fund or subject to the Set-Off Right in satisfaction of claims asserted by Castlight (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article IX, (iv) make and object to claims pursuant to Section 9.6 and Section 9.10, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and comply with Orders of courts with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Converting Holder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Converting Holders, (vii) consent or agree to any amendment to this Agreement, including Annex A, or to waive any terms and conditions of this Agreement, including Annex A, providing rights or benefits to the Converting Holders in accordance with the terms hereof and in the manner provided herein and (viii) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Notwithstanding the foregoing, the Stockholders’ Agent shall have no obligation to act on behalf of the Converting Holders, except as expressly provided herein, in the Escrow Agreement and in the Stockholders’ Agent Engagement Agreement, and for purposes of clarity, there are no obligations of the Stockholders’

Agent in any ancillary agreement, schedule, exhibit or the Jiff Disclosure Letter. Castlight, Merger Sub and their respective Affiliates (including after the Effective Time, the Surviving Entity) shall be entitled to rely on the appointment of Fortis Advisors LLC as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Converting Holder and has having the duties, power and authority provided for in this Section 9.7. The Converting Holders and their successors shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this Article IX, and all defenses which may be available to any Converting Holder to contest, negate or disaffirm the action of the Stockholders’ Agent taken in good faith under this Agreement, the Escrow Agreement or the Stockholders’ Agent Engagement Agreement are waived. Castlight and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent. The Person serving as the Stockholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Stockholders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the aggregate number of shares of Castlight Class B Common Stock then held in the Escrow Fund upon not less than 30 days’ prior written notice to Castlight. No bond shall be required of the Stockholders’ Agent. The powers, immunities and rights to indemnification granted to the Stockholders’ Agent Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Converting Holder and shall be binding on any successor thereto and (ii) shall survive the delivery of an assignment by any Converting Holder of the whole or any fraction of his, her or its interest in the Escrow Fund or the Earnout Payments.
(b)    Certain Converting Holders have entered into an engagement agreement (the “Stockholders’ Agent Engagement Agreement”) with the Stockholders’ Agent to provide direction to the Stockholders’ Agent in connection with its services under this Agreement, the Escrow Agreement and the Stockholders’ Agent Engagement Agreement (such Converting Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Stockholders’ Agent nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholders’ Agent Group”) shall be liable to any Converting Holder for any act done or omitted hereunder as the Stockholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Converting Holders shall severally but not jointly indemnify the Stockholders’ Agent Group and defend and hold it harmless against any loss, Liability, claim, damage, fee, fine, judgment, amount paid in settlement or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Stockholders’ Agent and arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder, including all reasonable out-of-pocket costs and expenses and legal fees and other legal and skilled professionals’ costs reasonably incurred by the Stockholders’ Agent and in connection with seeking recovery from insurers (collectively, the “Stockholders’ Agent Expenses”). The immunities and rights to indemnification shall survive the resignation or removal of the Stockholders’ Agent or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement. If not paid directly to the Stockholders’ Agent by the Converting Holders, such Stockholders’ Agent Expenses may be recovered by the Stockholders’ Agent first, from the Expense Fund and second, from the portion of the Escrow Fund and/or Earnout shares otherwise distributable to the Converting Holders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on or after the Escrow Release Date or Earnout distribution date, as applicable, pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Converting Holders according to their respective Pro Rata Shares of such Stockholders’ Agent Expenses. The Converting Holders acknowledge that the Stockholders’ Agent shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Furthermore, the Stockholders’ Agent shall not be required to take any action unless the Stockholders’ Agent has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholders’ Agent against the costs, expenses and liabilities which may be incurred by the Stockholders’ Agent in performing such actions.
(c)    The Stockholders’ Agent shall be entitled to: (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Converting Holder or other party. After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under Section 9.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Converting Holders and shall be final, binding and conclusive upon each such Converting Holder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Converting Holder. Castlight, Merger Sub, the Surviving Entity and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent.
(d)    The Stockholders’ Agent may retain a DVD copy of the data room contents and refer to such DVD in the course of performing its duties hereunder, subject to execution by the Stockholders’ Agent of Castlight’s standard non-disclosure agreement (or prior execution by the Stockholders’ Agent of a reasonably equivalent non-disclosure agreement in favor of Jiff that will be enforceable by the Surviving Entity).
(e)    Upon the Closing, Castlight shall deliver to the Stockholders’ Agent a certificate or book-entry entitlement representing 50,000 shares of Castlight Class B Common Stock (the “Expense Fund Amount”). The Expense Fund Amount shall be held by the Stockholders’ Agent in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Stockholders’ Agent for any Stockholders’ Agent Expenses incurred pursuant to this Agreement, the Escrow Agreement or any Stockholders’ Agent Engagement Agreement or (ii) as otherwise determined by the Advisory Group (the “Expense Fund”). The Stockholders’ Agent is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations. The Converting Holders will not receive any interest on the Expense Fund and assign to the Stockholders’ Agent any such interest. Subject to Advisory Group approval, the Stockholders’ Agent may contribute funds to the Expense Fund from any consideration otherwise distributable to the Converting Holders. As soon as reasonably determined by the Stockholders’ Agent that the Expense Fund is no longer required to be withheld, the Stockholders’ Agent shall distribute the remaining Expense Fund (if any) to the Exchange Agent for further distribution to the Converting Holders.
9.8    Third-Party Claims. In the event that Castlight becomes aware of a claim by a third party (a “Third-Party Claim”) that Castlight in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, Castlight shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim (and the reasonable costs and expenses incurred by Castlight in connection with defense, enforcement, settlement or resolution (including reasonable attorneys’ fees (other than those of in-house legal counsel), other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Castlight shall be entitled to receive indemnification pursuant to a claim made hereunder, and such costs and expenses shall constitute Indemnifiable Damages subject to indemnification under Section 9.2; provided that either it is determined according to the procedures in this Article IX that the Third-Party Claim (or the matters underlying the Third-Party Claim) constitutes an indemnifiable matter under Section 9.2(a) or Castlight and the Stockholders’ Agent otherwise agree in writing that such costs and expenses shall constitute Indemnifiable Damages. The Stockholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person (and subject to execution by the Stockholders’ Agent of Castlight’s (and, if required, such third party’s) standard non-disclosure agreement to the extent that such materials contain confidential or propriety information). However, Castlight shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim. Unless otherwise consented to in writing in advance by Castlight in its sole discretion, the Stockholders’ Agent and its Affiliates may not participate in any Third-Party Claim or any action related to such Third-Party Claim (including any discussions or negotiations in connection with the settlement, adjustment or compromise thereof). In the event that the Stockholders’ Agent has consented to the amount of any settlement or resolution by Castlight of any such claim (which consent shall not be unreasonably withheld, conditioned or delayed (it being understood and agreed that it shall be reasonable for the Stockholders’ Agent to withhold such consent if the Stockholders’ Agent believes in good faith that there is not any underlying basis for indemnification with respect to such settlement or resolution) and which consent shall be deemed to have been given unless the Stockholders’ Agent shall have objected within 30 days after a written request therefor by Castlight), or if the Stockholders’ Agent shall have been determined to have unreasonably withheld, conditioned or delayed its consent to any such settlement or resolution, neither the Stockholders’ Agent nor any Converting Holder shall have any power or authority to object under this Article IX to the amount of any claim by or on behalf of any Indemnified Person against the Escrow Fund or Earnout for indemnity with respect to such settlement or resolution. Otherwise no settlement or resolution by Castlight of any such claim for indemnification by or on behalf of an Indemnified Person shall be determinative of the existence of or amount of Indemnifiable Damages related to such matter.
9.9    Treatment of Indemnification Payments. Castlight, the Stockholders’ Agent and the Converting Holders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article IX as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted by Applicable Law.
9.10    Indemnification by Castlight.
(a)    From and after the Closing until the expiration of the applicable statute of limitations (the “Jiff Claims Period” and, together with the Castlight Claims Period, the “Claims Period”), Castlight shall indemnify and hold harmless the Converting Holders and the holders of any Jiff Options as of immediately prior to the Effective Time (the “Jiff Indemnified Persons”) from and against, and shall compensate and reimburse each Jiff Indemnified Person for, any and all Indemnifiable Damages, arising out of, resulting from or in connection with:
(i)    any failure of any representation or warranty made by Castlight in Section 3.1 (Organization and Standing), Section 3.2(a) and (b)(i) (Authority), Section 3.3 (Issuance of Shares), Section 3.6(a) and Section 3.6(b) (Capitalization) (collectively, the “Castlight Special Representations”) to be true and correct as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates) or as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates); and
(ii)    any failure of any certification, representation or warranty that are within the scope of the Castlight Special Representations made by Castlight in any certificate delivered to Jiff pursuant to this Agreement to be true and correct as of the date such certificate is delivered to Jiff.
(b)    Notwithstanding anything to the contrary contained herein, the total Liability of Castlight under this Section 9.10 shall be limited to the dollar value of the aggregate number of shares of Castlight Class B Common Stock or securities convertible into shares of Castlight Class B Common Stock issuable to all Converting Holders and holders of Jiff Options immediately prior to the Effective Time pursuant to Section 1.3(a); provided that any limitation of Liability in this Section 9.10(b) shall not apply in the case of intentional fraud, intentional misrepresentation or willful misconduct by or on behalf of Castlight. Castlight and the Stockholders’ Agent will cooperate in good faith to determine whether any Indemnifiable Damages for which Castlight is liable should more appropriately be paid in cash, shares of Castlight Class B Common Stock or a combination of the two.
ARTICLE X
GENERAL PROVISIONS
10.1    Survival of Representations, Warranties and Covenants. If the Merger is consummated, the representations and warranties made by Jiff herein, in Jiff Disclosure Letter (including any exhibit to or schedule of the Jiff Disclosure Letter), and in the other certificates contemplated by Section 1.2(b) of this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 12 months following the Closing Date; provided that, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, the Special Representations will remain operative and in full force and effect until the date that is the expiration of the applicable statute of limitations for all other subject matters of the Special Representations (or three months thereafter in the case of Section 2.11 (Taxes) only) for claims against the Converting Holders that seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with an inaccuracy in such Special Representations; provided, further, that (x) no right to indemnification pursuant to Article IX in respect of any claim that is set forth in a Claim Certificate delivered to the Stockholders’ Agent on or prior to the expiration of such representations and warranties shall be affected by such expiration and (y) such expiration shall not affect the rights of any Indemnified Person under Article IX or otherwise to seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any intentional fraud, intentional misrepresentation or willful misconduct by or on behalf of Jiff in connection with this Agreement or the Transactions until the expiration of the applicable statute of limitations. If the Merger is consummated, the Castlight Special Representations will remain operative and in full force and effect until the expiration of the applicable statute of limitations for the subject matter of such Castlight Special Representations. If the Merger is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing; provided that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.

10.2    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with automated confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice); provided that with respect to notices delivered to the Stockholders’ Agent, such notices must be delivered solely via facsimile or via email:
(i)    if to Castlight or Merger Sub, to:
Castlight Health, Inc.
150 Spear Street, Suite 400
San Francisco, CA 94105
Attention: General Counsel
Email:  [E-mail]
Telephone No.:  [Telephone]
with a copy (which shall not constitute notice) to:
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Attention: Matthew Rossiter
Ken S. Myers
Facsimile No.: (650) 938-5200
Telephone No.: (650) 988-8500
(ii)    if to Jiff, to:
Jiff, Inc.
215 Castro Street, 2nd Floor
Mountain View, CA 94041
Attention: Chief Executive Officer
Telephone No.: (650) 323-3500
with a copy (which shall not constitute notice) to:
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd
Redwood City, CA 94063
Attention: Andrew Y. Luh
Robin Stenerson
Facsimile No.: (650) 321-2800
Telephone No.: (650) 321-2400
(iii)    If to the Stockholders’ Agent, to:
Fortis Advisors LLC
Attention: Notice Department
Facsimile No.:  (858) 408-1843
Email:  notices@fortisrep.com

Any notice given as specified in this Section 10.2 (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.
10.3    Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any Person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provided to” and “delivered to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Castlight or Jiff, that such information, document or material was either (A) provided to or delivered to Jiff or Castlight, respectively, or (B) made available for review and properly indexed by Jiff or Castlight, respectively, and its Representatives in the virtual data room established by Castlight or Jiff, respectively, in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to Jiff or Castlight, respectively, or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be taken on the next succeeding Business Day, and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.
10.4    Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after Jiff Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by Jiff Stockholders without such further approval. To the extent permitted by Applicable Law, Castlight and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Castlight and the Stockholders’ Agent.
10.5    Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Castlight and the Stockholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to Jiff and/or Jiff Securityholders, signed by Jiff, (II) after the Closing with respect to the Converting Holders and/or the Stockholders’ Agent, signed by the Stockholders’ Agent and (III) with respect to Castlight and/or Merger Sub, signed by Castlight. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.
10.6    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.
10.7    Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including Jiff Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Section 6.15 is intended to benefit the D&O Indemnified Parties and Article IX is intended to benefit the Indemnified Persons and Jiff Indemnified Persons). For clarity, nothing herein or in the Stockholder Agreement or Joinder Agreement will be deemed to limit the rights of Jiff Stockholders as the recipients of Castlight Class B Common Stock under the Securities Act and the rules and regulations promulgated thereunder.
10.8    Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Castlight and/or Merger Sub may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Castlight without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Castlight and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
10.9    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
10.10    Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to Section 9.3(b), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein. For clarity, following the Closing, Section 9.3(d) will control exclusively regarding remedies for monetary damages suffered by the Indemnified Persons against the Converting Holders.
10.11    Submission to Jurisdiction; Consent to Service of Process.
(a)    The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the State of California, the place where this Agreement was entered and is to be performed, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the County of Santa Clara, California. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 10.11. The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.
10.12    Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction; provided that any matters related to the effectiveness of the Merger shall be governed by the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.
10.13    Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
10.14    Additional Agreement. If the Stockholders’ Agent so desires, acting on behalf of the Converting Holders and without the need for any consent or waiver by Company, Parent, or Sub, Gunderson

Dettmer Stough Villeneuve Franklin & Hachigian LLP (“Gunderson”) shall be permitted to represent the Converting Holders after the Closing in connection with any matter related to the Transactions or any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Gunderson shall be permitted to represent the Converting Holders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction, or dispute (including any litigation, arbitration or other adversary proceeding) with Castlight, Jiff or any of their agents or Affiliates under or relating to this Agreement, any Transaction and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims. Castlight and the Surviving Entity further agree that, as to all communications among Gunderson and the Stockholders’ Agent and the Converting Holders and their respective Affiliates (individually and collectively, the “Seller Group”) that relate in any way to the Transactions, following the Effective Time, the attorney-client privilege and the exception of client confidence belongs solely to Castlight and may be controlled only by Castlight and shall not be claimed by the Seller Group; provided that Castlight shall not assert such attorney-client privilege against the Seller Group or assert any such privileged communication (or use it as evidence) in a dispute (including a dispute under Article IX) with any members of the Seller Group.
[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, Castlight, Merger Sub, Jiff and the Stockholders’ Agent have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

CASTLIGHT HEALTH, INC.

By:	/s/ John Doyle
Name:	John Doyle
Title:	President and Chief Operating Officer

NEPTUNE ACQUISITION SUBSIDIARY, INC.

By:	/s/ John Doyle
Name:	John Doyle
Title:	Chief Executive Officer, President and Secretary

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, Castlight, Merger Sub, Jiff and the Stockholders’ Agent have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

JIFF, INC.

By:	/s/ Derek Newell
Name:	Derek Newell
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, Castlight, Merger Sub, Jiff and the Stockholders’ Agent have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

FORTIS ADVISORS LLC AS STOCKHOLDERS’ AGENT

By:	/s/ Adam Lezack
Name:	Adam Lezack
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A
Definitions
As used herein, the following terms shall have the meanings indicated below:
“Acquisition Proposal” means, with respect to Jiff, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Castlight), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from Jiff, or from Jiff Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of Jiff or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of Jiff or any merger, consolidation, business combination or similar transaction involving Jiff, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of Jiff in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of Jiff, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.
“Aggregate Jiff Exercise Price Amount” means the aggregate amount of the exercise price payable for all vested Jiff Options.
“Aggregate Series A Liquidation Preference” means the product of the Series A Liquidation Preference multiplied by the number of shares of Series A Preferred Stock outstanding immediately prior to the Effective Time.
“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.
“Applicable Contingent Payment” means, with respect to any Earnout Participant, such Earnout Participant’s Earnout Pro Rata Share of the Earnout Payments.

29042/00201/DOCS/4165754.10

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to and legally binding on such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.
“Bookings Earnout Payment” means 3,000,000 shares of Castlight Class B Common Stock.
“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.
“Castlight Class A Common Stock” means the Castlight Class A Common Stock, par value of $0.0001 per share.
“Castlight Class B Common Stock” means the Castlight Class B Common Stock, par value of $0.0001 per share.
“Castlight Common Stock” means the Castlight Class A Common Stock and the Castlight Class B Common Stock.
“Castlight RSUs” means restricted stock units granted under the Castlight’s 2014 Equity Incentive Plan.
“Castlight Stock Price” means $4.4550.
“Castlight Stockholders” means the holders of Castlight Common Stock and Castlight Preferred Stock.
“Closing Amount” means 27,000,000 shares of Castlight Class B Common Stock.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Per Share Stock Consideration” means a number of shares of Castlight Class B Common Stock equal to (i) the Common Stock Consideration divided by the Common Stock Equivalents plus (ii) the right to receive the Applicable Contingent Payment, when and if earned.
“Common Stock Consideration” means the Stock Consideration less the Aggregate Series A Liquidation Preference.
“Common Stock Equivalents” means the sum of (i) the aggregate number of shares of Jiff Series B Preferred Stock, Jiff Series C Preferred Stock, Jiff Starter Stock and Jiff Common Stock that are issued and outstanding immediately prior to the Effective Time and (ii) the aggregate number of shares of Jiff Common Stock that are issuable upon the exercise of vested Jiff Options or other direct or indirect rights to acquire shares of Jiff Capital Stock that are issued and outstanding immediately prior to the Effective Time other than the Employee RSUs, any such rights that are “out of the money”, and any such rights that have been exercised for capital stock counted in the preceding clause (i) effective on or prior to the Effective Time.

“Continuing Employees” means the employees of Jiff who are offered continued employment with Castlight, the Surviving Entity or one of their respective subsidiaries and who execute an Offer Letter, Benefits Waiver, and a Non-Competition Agreement, as applicable, and, in each case, who accept employment to remain employees of the Surviving Entity or become employees of Castlight or one of its subsidiaries as of immediately after the Effective Time.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), including all amendments, supplements, exhibits and schedules thereto then in effect at a given date.
“Converting Holders” means (i) Jiff Stockholders (other than those Jiff Stockholders all of whose shares of Jiff Capital Stock constitute Dissenting Shares), in each case as of immediately prior to the Effective Time.
“DGCL” means the General Corporation Law of the State of Delaware.
“Dissenting Shares” means any shares of Jiff Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL in connection with the Merger.
“Earnout Participant” means holders of Jiff Series B Preferred Stock, Jiff Series C Preferred Stock, Jiff Starter Stock or Jiff Common Stock and holders of Jiff Options.
“Earnout Payments” means the Bookings Earnout Payment and the Revenue Earnout Payment.
“Earnout Pro Rata Share” means, with respect to a holder of Jiff Series B Preferred Stock, Jiff Series C Preferred Stock, Jiff Starter Stock or Jiff Common Stock or Jiff Options, a fraction, the numerator of which is the number of shares of Jiff Series B Preferred Stock, Jiff Series C Preferred Stock, Jiff Starter Stock or Jiff Common Stock or number of Jiff Options held by such holder and the denominator of which is the aggregate amount of shares of Jiff Series B Preferred Stock, Jiff Series C Preferred Stock, Jiff Starter Stock and Jiff Common Stock and Jiff Options held by all such holders.
“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).
“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Exchange Ratio” means the an amount equal to the Common Per Share Stock Consideration.
“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.
“Escrow Amount” means 2,700,000 shares of Castlight Class B Common Stock.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Fully-Diluted Jiff Common Stock” means the sum, without duplication, of (i) the aggregate number of shares of Jiff Common Stock that are issued and outstanding immediately prior to the Effective Time, (ii) the aggregate number of shares of Jiff Common Stock that are issuable upon the exercise of Jiff Options or other direct or indirect rights to acquire shares of Jiff Common Stock that are issued and outstanding immediately prior to the Effective Time, (iii) the aggregate number of shares of Jiff Capital Stock that would be issuable upon the conversion of any convertible securities of Jiff outstanding immediately prior to the Effective Time and (iv) the aggregate number of shares of Jiff Capital Stock purchasable under or otherwise subject to any rights (other than Jiff Options) to acquire shares of Jiff Capital Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time.
“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.
“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.
“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal), in each case, with the capability of legally binding Jiff or Castlight, as applicable.
“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Jiff Business” means the business of Jiff as currently conducted by Jiff.
“Jiff Capital Stock” means, collectively, Jiff Common Stock, Jiff Starter Stock and Jiff Preferred Stock.
“Jiff Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of Jiff dated as of the Closing Date, certifying, as of the Closing, the amount of any Transaction Expenses and which Transaction Expenses are unpaid.
“Jiff Common Stock” means the Common Stock, par value of $0.0001 per share, of Jiff.
“Jiff Debt” means, without duplication: (i) all outstanding payment obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of Jiff, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise, (ii) all deferred indebtedness of Jiff for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (iii) all outstanding payment obligations of Jiff to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP, (iv) all outstanding reimbursement obligations of Jiff with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of Jiff (to the extent drawn down), (v) all obligations of Jiff under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all outstanding payment obligations secured by any Encumbrance existing on property owned by Jiff, whether or not indebtedness secured thereby will have been assumed, (vii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions or in connection with any lender consent and (viii) all guaranties, endorsements, assumptions and other contingent obligations of Jiff in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (vii) appertaining to third parties.
“Jiff Option Plan” means, collectively, each stock option plan, program or arrangement of Jiff.
“Jiff Optionholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Jiff Options outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Jiff Options outstanding as of immediately prior to the Effective Time.
“Jiff Options” means options to purchase shares of Jiff Common Stock.
“Jiff Preferred Stock” means Jiff Series A Preferred Stock, Jiff Series B Preferred Stock and Jiff Series C Preferred Stock.
“Jiff Securityholders” means, collectively, Jiff Stockholders, Jiff Optionholders and Jiff Warrantholders.
“Jiff Series A Preferred Stock” means the Series A Preferred Stock, par value $0.0001 per share, of Jiff.

“Jiff Series B Preferred Stock” means the Series B Preferred Stock, par value $0.0001 per share, of Jiff.
“Jiff Series C Preferred Stock” means the Series C Preferred Stock, par value $0.0001 per share, of Jiff.
“Jiff Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Jiff Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Jiff Capital Stock outstanding as of immediately prior to the Effective Time.
“Jiff Starter Stock” means the Starter Stock, par value of $0.0001 per share, of Jiff.
“Jiff Transaction Documents” means this Agreement and each other Transaction Document to which Jiff is or will be a party.
“Jiff Warrantholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Jiff Warrants outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Jiff Warrants outstanding as of immediately prior to the Effective Time.
“Jiff Warrants” means warrants to purchase shares of Jiff Capital Stock.
“IRS” means the United States Internal Revenue Service.
“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual, the executive officers of such Person, and with respect to Jiff, Mr. Newell, John Kemmerer, Michael Leonard, Johnathan Hodge, Michelle Scanlon and Aileenn Casanave (the “Specified Individuals”); provided that any executive officer or Specified Individual, as applicable, will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such knowledge could be obtained from reasonable inquiry of such executive officer’s or Specified Individual’s direct subordinates or reports with operational responsibility for the fact or matter in question.
“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.
“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.
“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the condition (financial or otherwise), assets (including intangible assets), liabilities, business, employees, operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect arises or results from: (A) any adverse effect arising from, attributable to, or relating to the United States or foreign financial or securities markets or the United States or foreign economy in general or in the industry sectors in which Jiff operates in general (except that such conditions in this clause (A) will be taken into account if, and only to the extent, that they have adversely affected the business of Jiff to a substantially greater degree than they have affected the businesses of other comparable companies in the same industry sectors as Jiff), (B) the taking of any action expressly contemplated by this Agreement or the failure to take any action expressly prohibited by this Agreement or any action taken or failure to take action which Castlight has consented to or requested in writing, (C) any breach by Castlight or Merger Sub of this Agreement or the Confidentiality Agreement, (D) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof (except that such conditions in this clause (D) will be taken into account if, and only to the extent, that they have adversely affected the business of Jiff to a substantially greater degree than they have affected the businesses of other comparable companies in the same industry sectors as Jiff), (E) the taking of any action by Castlight or Merger Sub or any of their Affiliates, (F) earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions, (G) any failure to meet financial projections, estimates or forecasts for any period (provided that the underlying cause of such failure may, to the extent applicable, be considered in determining whether there is a “ Material Adverse Effect”) or (H) the announcement or pendency of the Merger or other Transactions.
“Merger Consideration” means the Stock Consideration.
“NYSE” means The New York Stock Exchange.
“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.
“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods, (vi) non-exclusive licenses of Intellectual Property by Jiff in the ordinary course of business, (vii) contractual restrictions on inbound licenses to Intellectual Property and (viii) such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.
“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Pre-Closing Taxes” means any (i) Taxes of Jiff for a Taxable period (or portion thereof) ending on or prior to the Closing Date and (ii) any Taxes of any other Person for which Jiff is liable if the agreement, event or occurrence giving rise to such Liability occurred on or before the Closing Date. For clarity, Pre-Closing Taxes shall not include any payroll taxes or other Taxes of Jiff arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions, whether or not such Taxes are due and payable as of the Closing Date. In the case of any Taxes of Jiff that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date.
“Pre-Closing Tax Period” means any Taxable period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.
“Pro Rata Share” means with respect to a particular Converting Holder, a fraction, the numerator of which is the product of (i) the Castlight Stock Price multiplied by (ii) the aggregate number of shares of Castlight Class B Common Stock that such Converting Holder is entitled to be issued pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any issuances in respect of Dissenting Shares) and the denominator of which is the aggregate amount of the product of (i) the Castlight Stock Price multiplied by (ii) the aggregate number of shares of Castlight Class B Common Stock that all Converting Holders are entitled to be issued pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any issuances in respect of Dissenting Shares).
“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.
“Revenue Earnout Payment” means 1,000,000 shares of Castlight Class B Common Stock.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Series A Liquidation Preference” means a number of shares of Castlight Class B Common Stock equal to $35.545 divided by the Castlight Stock Price.
“Series A Per Share Stock Consideration” equals to the Series A Liquidation Preference.
“Set-Off Right” means Castlight’s right, from time to time, to reduce the amount to be paid to the Earnout Participants in respect of the Earnout Payments by up to (in the aggregate) the lesser of (i) the amount of any Liability payable by the Earnout Participants pursuant to Article 9 hereto, and (ii) 10% of the Earnout Payments.
“Stock Consideration” means (i) the Closing Amount minus (ii) a number of shares of Castlight Class B Common Stock equal to (A) 50% of Transaction Expenses divided by (B) the Castlight Stock

Price plus (ii) a number of shares of Castlight Class B Common Stock equal to (A) the Aggregate Jiff Exercise Price Amount divided by (B) the Castlight Stock Price.
“Straddle Period” means any Taxable period beginning before the Closing Date and ending after the Closing Date. For purposes of this Agreement, the portion of any Tax that relates to the portion of any Straddle Period ending on the Closing Date shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be an amount equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period through and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any other Taxes, be an amount equal to the amount of Taxes that would be payable if the relevant Straddle Period ended on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) other than with respect to property placed into service after the Closing, shall be allocated on a per diem basis.
“subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other Person of which such Person, either alone or together with one or more subsidiaries or by one or more other subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such other Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such other Person’s board of directors or other governing body.
“Subsidiary” means any subsidiary of Castlight.
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.
“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.
“Total Amount” means the Closing Amount and the Earnout Payments, when and if earned.
“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.
“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of Jiff in connection with the Merger, this Agreement and the

Transactions, whether or not paid, billed or accrued, but only to the extent incurred upon or prior to the Closing (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies, (iii) all bonuses or severance obligations owed by Jiff to Jiff’s directors, employees and/or consultants in connection with the Merger that are unpaid as of the Closing (after giving effect to any applicable Benefits Waivers); provided that (A) any severance payable to employees to whom Castlight does not offer continued employment and (B) any retention, transaction or other bonus payment (or any Taxes and payroll charges related thereto) that is set forth in any employment agreement, consulting agreement or other payment, agreement or arrangement, which have not been authorized by the Jiff Board, with Castlight or any of its Affiliates that becomes effective on or after the Effective Time will be borne solely by Castlight and will not be counted as a Transaction Expense, (iv) representation and warranties insurance and (v) any such fees, costs, expenses, payments and expenditures incurred by Jiff Securityholders paid for or to be paid for by Jiff). In no event, however, will any costs, fees and expenses incurred by or for the account of Castlight or any of its Affiliates, or any costs, fees or expenses incurred by Jiff after the Closing, be considered Transaction Expenses. For clarity, Transaction Expenses will not cover non-contravention of contract matters.
“Unvested Jiff Shares” means shares of Jiff Common Stock that are not vested under the terms of any Contract with Jiff or subject to forfeiture or a right of repurchase by Jiff (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).
Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“280G Stockholder Approval”	6.14	“Castlight Capitalization Date”	3.6(a)
“401(k) Plan”	1.2(b)(xii)	“Castlight Claims Period”	9.4
“Accounts Receivable”	2.4(e)	“Castlight Disclosure Letter”	Article III
“Advisory Group”	9.7(b)	“Castlight Financial Statements”	3.9(a)
“Agreement”	Preamble	“Castlight Preferred Stock”	3.6(a)
“Agreement Date”	Preamble	“Castlight SEC Documents”	3.7(a)
“Antitrust Condition”	7.1(c)	“Castlight Special Committee Recommendation”	Recitals
“Antitrust Laws”	6.4(c)	“Castlight Special Committee Recommendation”	4.2(b)

“Antitrust Restraint”	6.4(d)	“Castlight Special Representation”	9.10(a)(i)

“Assumed Jiff Option”	1.3(a)(iv)(A)	“Castlight Stockholder Approval”	4.2(a)

“Author”	2.10(f)	“Castlight Stockholders Meeting”	4.2(a)

“Basket”	9.3(a)	“Certificate of Incorporation”	1.2(b)(ii)
“Benefits Waiver”	Recitals	“Certificate of Merger”	1.1(d)
“Bylaws”	1.2(b)(ii)	“Certificates”	1.4(a)(i)
“Castlight”	Preamble	“Claim Certificate”	9.5(a)
“Castlight Board”	Recitals	“Claims Period”	9.10(a)
“Castlight Board Recommendation”	4.2(b)	“Jiff Data Agreement”	2.10(a)(ii)

“Closing”	1.1(c)	“Jiff Databases”	2.1(p)(viii)
“Closing Date”	1.1(c)	“Jiff Disclosure Letter”	Article II
“COBRA”	2.12(c)	“Jiff Employee Plans”	2.12(a)
“Confidential Information”	2.10(h)	“Jiff Indemnified Persons”	9.10(a)
“Confidentiality Agreement”	6.3(a)	“Jiff Intellectual Property”	2.10(a)(iii)
“Consenting Stockholders”	Recitals	“Jiff Intellectual Property Agreements”	2.10(a)(iv)
“Designated Employees”	6.10(a)	“Jiff-Licensed Data”	2.10(p)(ix)
“Effective Time”	1.1(d)	“Jiff-Owned Data”	2.10(p)(x)
“Employee RSUs”	6.11	“Jiff-Owned Intellectual
“Equity Waiver”	1.2(b)(xxiii)	Property”	2.10(a)(v)
“ERISA”	2.12(a)	“Jiff Privacy Commitments”	2.10(p)(i)
“ERISA Affiliate”	2.12(a)	“Jiff Privacy Policies”	2.10(a)(vi)
“Escrow Agent”	9.1(a)	“Jiff Products”	2.10(a)(vii)
“Escrow Fund”	9.1(a)	“Jiff Registered Intellectual Property”	2.10(a)(viii)
“Escrow Release Date”	9.1(a)	“Jiff Source Code”	2.10(a)(ix)
“Exchange Agent”	1.4(a)(ii)	“Jiff Stockholder Approval”	2.3(a)
“Expense Fund”	9.7(e)	“Jiff Voting Debt”	2.2(e)
“Expense Fund Amount”	9.7(e)	“Jiff Websites”	2.10(a)(x)
“Export Approvals”	2.2	“Joinder Agreement”	Recitals
“Financial Statements”	2.4(a)	“Key Employees”	1.2(b)(vii)
“Government Contract”	2.16(a)(xxvi)	“Letter of Transmittal”	1.4(a)(i)
“Gunderson”	10.14	“Lock-Up Agreement”	Recitals
“HIPAA”	2.10(a)(xi)	“Material Contracts”	2.16(a)
“ICT Infrastructure”	2.10(a)(xi)	“Merger”	Recitals
“Indemnifiable Damages”	9.2(a)	“Merger Sub”	Preamble
“Indemnified Person”	9.2(a)	“Mr. Newell”	Recitals
“Information Statement”	6.1(b)	“Named Employee”	Recitals
“Intellectual Property”	2.10(a)(xiii)	“New Litigation Claim”	6.6
“Intellectual Property Rights”	2.10(a)(xiv)	“Non-Competition Agreement”	Recitals
“Jiff”	Preamble	“Offer Letter”	Recitals
“Jiff Authorizations”	2.8(b)	“Open Source Materials”	2.10(a)(xv)
“Jiff Balance Sheet”	2.4(b)	“Parachute Payment Waiver”	1.2(b)(xxv)
“Jiff Balance Sheet Date”	2.4(b)	“Permitted Issuance”	5.2(e)
“Jiff Board”	Recitals	“Personal Data”	2.10(a)(xvi)
“Jiff Claims Period”	9.10(a)	“Privacy Laws”	2.10(a)(xvii)

“Jiff Data”	2.10(a)(i)	“Process” or “Processing”	2.10(a)(xviii)
“Proprietary Information and Technology”	2.10(a)(xix)
“Requisite Stockholder Approval”	7.3(g)
“Section 280G Payments”	6.14
“Seller Group”	10.14
“Separation Agreement”	1.2(b)(xviii)
“Significant Customer”	2.21
“Significant Supplier”	2.22
“Special Claims”	9.3(c)
“Special Representations”	9.3(b)
“Spreadsheet”	6.8
“Stockholder Agreement”	Recitals
“Stockholders’ Agent”	Preamble
“Stockholders’ Agent Engagement Agreement”	9.7(b)
“Stockholders’ Agent Expenses”	9.7(b)
“Stockholders’ Agent Group”	9.7(b)
“Support Agreement”	Recitals
“Surviving Entity”	1.1(a)
“Termination Date”	8.1(b)
“Third-Party Claim”	9.8
“Third-Party Intellectual Property”	2.10(a)(xx)
“Transactions”	Recitals
“Upper Cap”	9.3(c)
“WARN Act”	2.12(n)
“Written Consent”	6.1(b)

ANNEX A
Earnout
1.    Determination of Earnout Payments.

(a)	The Earnout Payments will be determined as follows:

(i)
Net New Bookings Earnout. If Final Net New Bookings for FY2017 equals or exceeds $25,000,000 (the “Net New Bookings Milestone”), the Jiff Stockholders and Jiff Optionholders will be entitled to the Bookings Earnout Payment.

(ii)
New Revenue Earnout. If Final New Revenue for FY2017 equals or exceeds $25,000,000 (the “New Revenue Milestone”), the Jiff Stockholders and Jiff Optionholders will be entitled to the Revenue Earnout Payment.

(b)
Castlight shall prepare and deliver to the Stockholders’ Agent no later than 75 calendar days after the end of FY 2017 a calculation of the Net New Bookings and New Revenue generated during such fiscal year (the “Earnout Statement”). Subject to the Stockholders’ Agent entering into a customary confidentiality agreement with Castlight, Castlight shall provide the Stockholders’ Agent with all relevant information (in electronic format, if available) that the Stockholders’ Agent may reasonably require to review the Earnout Statement, including the relevant books, records and documents Castlight, its Affiliates and/or its Representatives prepared or reviewed in preparing such Earnout Statement, subject, in every instance, to the right of Castlight to withhold any documents in order to preserve any legal privilege associated with such document, including the attorney-client privilege and the work product doctrine. In addition, Castlight shall provide the Stockholders’ Agent and its advisors with reasonable access during regular business hours to employees of Castlight and the Surviving Entity reasonably necessary to complete its review of such Earnout Statement.

(c)
Within 20 Business Days following delivery to the Stockholders’ Agent of the Earnout Statement, the Stockholders’ Agent shall deliver a notice to Castlight of any item or items that the Stockholders’ Agent wishes to dispute (the “Earnout Objection Notice”), together with supporting documentation, information and calculations, including the Stockholders’ Agent’s calculation of any disputed element of the Earnout Statement; provided that any final and binding attribution of fees pursuant to subsection (iii) of the definition of “New Bookings” or the definition of “Stipulated Value” may not be the subject of dispute, including in the Earnout Objection Notice. Any matters not expressly set forth in the Earnout Objection Notice shall be deemed to have been accepted by the Stockholders’ Agent on behalf of the Earnout Participants. If, by the expiration of such 20 Business Day period, the Earnout Objection Notice is not delivered to Castlight, or the Stockholders’ Agent has notified Castlight that there are no items that it wishes to dispute, the draft Earnout Statement shall constitute the final Earnout Statement and the amount of Net New Bookings and New Revenue set forth therein shall constitute the Final Net New Bookings and Final New Revenue.

a.	If, in accordance with Section 1(c), the Earnout Objection Notice is delivered to Castlight:
(i)    The Stockholders’ Agent and Castlight shall attempt to agree in writing: (A) the item or items disputed by the Stockholders’ Agent in the Earnout Objection Notice and (B) within 10 Business Days following the receipt of the Earnout Objection Notice, any other item or items of which Castlight has given notice to the Stockholders’ Agent that Castlight believes are necessary to adjust as a direct consequence of the items disputed by the Stockholders’ Agent in the preceding clause (A).
(ii)    If any disputed item or items are not agreed in writing between the Stockholders’ Agent and Castlight within 20 Business Days following the delivery to Castlight of the Earnout Objection Notice, the item or items in dispute, and only such item or items (including the supporting documentation, information and calculations related thereto) shall be reviewed and determined by the Reviewing Accountant. Such determination will be (x) made in accordance with GAAP (in accordance with Castlight’s historical accounting methods, practices, policies and principles); provided that such calculation shall account for and credit Jiff with any deferred revenue lost as a result of purchase price accounting adjustments associated with the Merger that would have otherwise been recognized during FY2017 had Jiff remained a stand-alone company, and (y) with respect to any specific item, no greater than the higher amount calculated by Castlight or the Stockholders’ Agent, as the case may be, and no lower than the lower amount calculated by Castlight or the Stockholders’ Agent, as the case may be. The Stockholders’ Agent and Castlight shall cooperate in good faith to take all reasonable action to procure the prompt and effective appointment of the Reviewing Accountant, including agreeing to terms of engagement with the Reviewing Accountant.
(iii)    The draft Earnout Statement (which may be adjusted by mutual agreement of Castlight and the Stockholders’ Agent, or by the Reviewing Accountant’s final determination) as finally determined in accordance with this Section 1 shall constitute the final Earnout Statement and the amount of Net New Bookings and New Revenue set forth therein shall constitute the Final Net New Bookings and Final New Revenue.

(d)
The fees, costs and expenses of the Reviewing Accountant for any review pursuant to this Section 1 shall be paid (i) by Castlight in the event the difference between the Final Net New Bookings and/or Final New Revenue, as applicable, as determined by the Reviewing Accountant pursuant to Section 1(d)(ii) and the Net New Bookings and/or New Revenue, as applicable, set forth in the draft Earnout Statement initially provided by Castlight pursuant to Section 1(b) (such difference, the “Castlight Difference”) is greater than the difference between the Final Net New Bookings and/or Final New Revenue as determined by the Reviewing Accountant pursuant to Section 1(d)(ii) and the Net New Bookings and New Revenue set forth in the Earnout Objection Notice (such difference, the “Stockholders’ Agent’s Difference”), (ii) by the Earnout Participants if the Castlight Difference is less than the Stockholders’ Agent’s Difference or (iii) equally by Castlight on the one hand, and the Earnout Participant on the other hand, if the Castlight Difference is the same as the Stockholders’ Agent’s Difference. Payment by the Earnout Participants shall, to the maximum extent possible, be made via reduction in the Bookings Earnout Payment and Revenue Earnout Payment otherwise payable to the Earnout Participants (based on the Castlight Stock Price).

2.
Earnout Payments. Within five Business Days following the determination of Final Net New Bookings and Final New Revenue in accordance with Section 1, subject to any reductions pursuant to Castlight’s Set-Off Right in accordance with Article IX of the Agreement for Indemnifiable Damages determined to be owed to an Indemnified Person at such time pursuant to the procedures in such Article IX, Castlight shall deposit the applicable portion of the Earnout Payments, if any, payable to the Earnout Participants with the Exchange Agent and shall instruct the Exchange Agent to pay to each Earnout Participant such Earnout Participant’s Earnout Pro Rata Share of the Earnout Payments.

3.
Castlight Obligations Regarding Earnout Payments. Notwithstanding anything to the contrary contained herein, in no event will Castlight be required to operate the Jiff Business following the Effective Time in any way so as to prioritize the generation of Net New Bookings and/or New Revenue or full payout of the Earnout Payments over other activities that Castlight in its commercially reasonable business judgment believes will advance the interests of and/or increase the value of the business of Castlight, taken as a whole; provided that likewise Castlight will not intentionally discriminate in favor of its legacy business to the detriment of the Jiff Business. Subject to the requirements of the preceding sentence, Castlight shall use its commercially reasonable efforts to operate the Jiff Business in such a manner so as to achieve the Net New Bookings Milestone and the New Revenue Milestone; provided that in no case shall such efforts obligation require Castlight to take actions that Castlight management in good faith determines would be detrimental to the business of Castlight, taken as a whole. The parties hereto acknowledge and agree that Castlight may make, from time to time, such business decisions as it deems appropriate in Castlight’s sole discretion in the conduct of the Jiff Business, including actions with respect to the ownership and operation of the assets used in connection with the Jiff Business, in each case that will or may have an impact on Net New Bookings and/or New Revenue and/or the full payout of the Earnout Payments (it being understood that Castlight will not take any action with respect to Net New Bookings and/or New Revenue (x) that is not otherwise justified by Castlight’s commercially reasonable business judgment with respect to the business of Castlight, taken as a whole or (y) with the primary intent to reduce the likelihood of the full payout of the Earnout Payments, and no Earnout Participant shall have any right to claim any loss with respect to the Earnout Payments or other damages as a result of such permitted decisions. Upon the request of the Stockholders’ Agent, which request may not be made more than two times in FY 2017, Castlight shall furnish a summary of the New Bookings and New Revenues achieved for the most recently completed fiscal quarter of the Surviving Entity.

4.
Castlight Change of Control or Divestiture. To the extent there is a Castlight Change of Control or a Castlight Divestiture, the Earnout Payments will accelerate and become due and payable unless (a) Castlight or the Jiff Product or Jiff Business, as applicable, is acquired by a publicly-traded entity (the “New Acquirer”), (b) the Earnout Payments obligations are assumed by the New Acquirer and (c) if Mr. Newell is an employee of Castlight at the time of the Castlight Change of Control or Castlight Divestiture, Mr. Newell is offered an opportunity to retain operational control over the sales and marketing, professional services (including the implementations and customer success teams) and research and development organizations (the “Specified Business Functions”) with respect to the Jiff Products or Jiff Business. Castlight agrees that during FY2017 it will not agree to (or publicly announce an intention to effect) a divestiture of some, but not all, Jiff Products.

5.
Tax Treatment of the Earnout Payments. The parties agree that, for U.S. federal income Tax purposes, the Earnout Payments paid under this Annex A are intended to be treated as consideration for shares of Jiff Capital Stock. Shares of Castlight Class B Common Stock issuable pursuant to this Annex A shall be treated by Castlight as issued and outstanding stock of Castlight and the Earnout Participants shall be shown as the registered owners of such shares on the certificate(s) evidence such shares (if such shares are certificated).

6.	Certain Definitions:
“2017 Jiff Contract” means a written agreement for the sale of Jiff Products to any customer that is entered into during the 2017 calendar year (including agreements entered into by Jiff prior to the Closing, agreements entered into by Castlight or its subsidiaries after the Closing and agreements with or through a Castlight channel partner) and that remains in effect as of

December 31, 2017; provided that in the event the applicable Castlight entity and a customer reach agreement on product offering, pricing and duration terms and conditions during the 2017 calendar year, but due to delays in the contract documentation process, a written agreement is not executed within 2017 but is executed within 30 days thereafter, such written agreement shall nevertheless count as a 2017 Jiff Contract (it being understood that (i) no more than $5,000,000 of New Bookings will be counted pursuant to this proviso and (ii) this proviso shall only be applicable with respect to a determination regarding the Net New Bookings Milestone and not the New Revenue Milestone).
“Castlight Change of Control” means: (a) any reorganization by way of share exchange, consolidation or merger, in one transaction or series of related transactions (each, a “combination transaction”)), in which Castlight is a constituent corporation or is a party with another entity if, as a result of such combination transaction, the voting securities of Castlight that are outstanding immediately prior to the consummation of such combination transaction (other than any such securities that are held by an “Acquiring Shareholder,” as defined below) do not represent, or are not converted into, securities of the surviving entity of such combination transaction (or such surviving entity’s parent entity if the surviving entity is owned by the parent entity) that, immediately after the consummation of such combination transaction, together possess at least 50% of the total voting power of all securities of such surviving entity (or its parent entity, if applicable) that are outstanding immediately after the consummation of such combination transaction, including securities of such surviving entity (or its parent entity, if applicable) that are held by the Acquiring Shareholder, (b) any tender or exchange offer involving Castlight that would result in any person or group acquiring or purchasing voting securities that would represent at least 50% of the total voting power of all voting securities of Castlight or (c) a sale, exclusive license or other disposition of all or substantially all of the assets of Castlight. For purposes of this definition, an “Acquiring Shareholder” means a shareholder or shareholders of Castlight that (i) merges or combines with Castlight in such combination transaction or (ii) owns or controls a majority of the voting power of another entity that merges or combines with Castlight in such combination transaction.
“Castlight Divestiture” means (a) any sale, exclusive license or other similar disposition of all Jiff Products (in one or a series of related transactions) by Castlight, any of its Affiliates or the Surviving Entity to a third party or (b) any acquisition of the Jiff Business by a third party, whether by an acquisition of all or substantially all of the capital stock of the Surviving Entity (by merger, consolidation, equity sale or otherwise) or all or substantially all of the assets used in the Jiff Business.
“Castlight Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of Castlight and all products or services under development by Castlight, each as of the Effective Date.
“Castlight CS Giveaway Contract” means a written agreement for the sale of Castlight Products to any customer that is entered into during the 2017 calendar year (including agreements with or through a Castlight channel partner) that is entered into in connection with the renewal of a contract for the purchase of Jiff Products, and under which Castlight Products are provided to the customer free of charge.
“Final Net New Bookings” means the amount of Net New Bookings set forth on the Final Earnout Statement as determined in accordance with Section 1.

“Final New Revenue” means the amount of New Revenue set forth on the Final Earnout Statement as determined in accordance with Section 1.
“FY2017” means Castlight’s fiscal year 2017 (including any portion thereof prior to the Closing).
“Jiff CS Giveaway Contract” means a 2017 Jiff Contract that is entered into in connection with the renewal of a contract for the purchase of Castlight Products, and under which Jiff Products are provided to the customer free of charge.
“Jiff Marketplace Products” means products or services provided by parties other than Jiff or its Affiliates that are sold to Jiff customers and/or their employees and dependents through online marketplaces operated by Jiff.
“Net New Bookings” means (i) the aggregate amount of New Bookings under 2017 Jiff Contracts, less (ii) the annualized subscription fees for any Prior Jiff Contracts that are cancelled, terminate or expire during the 2017 calendar year, regardless of whether or not renewed, where “annualized subscription fees” are defined as 12 times the monthly subscription fees for last full month prior to cancellation, termination or expiration, less (iii) the aggregate deemed value of Castlight CS Giveaway Contracts, where the deemed value of a Castlight CS Giveaway Contract is defined as (x) 12 times the Stipulated Value for the Castlight Products subject to the contract multiplied by (y) the number of lives eligible to use Castlight Products under such contract.
For clarity, in the event a Prior Jiff Contract is renewed or amended during 2017, the agreement entered into at renewal or the amended agreement shall be considered a 2017 Jiff Contract (and thus generate New Bookings) and the annualized subscription fees under the agreement in effect immediately prior to renewal or amendment shall be compared to those in effect immediately following such renewal or amendment when calculating Net New Bookings, such that (a) an agreement that renews or is amended at a lower subscription fee will be considered “churn” and reduce Net New Bookings by the amount of such incremental reduction while (b) an agreement that renews or is amended at a higher subscription fee will increase Net New Bookings by an amount equal to the incremental increase; provided that for purposes of the foregoing calculation any positive or negative change in the subscription fee under a particular customer contract of 10% or less will be ignored; provided, further, that any increase in annualized subscription fees that arises due to an employee census change resulting in an increase in the number of lives eligible to use the existing Jiff Products under such 2017 Jiff Contract shall not be deemed Net New Bookings; conversely, an increase in annualized subscription fees that arises due to (i) the addition of new Jiff Products to the contract, (ii) the addition of existing Jiff Products to an additional customer geography and (iii) the addition of existing Jiff Products to an additional customer business unit or division (including as a result of mergers and acquisitions activity by the customer) will be deemed Net New Bookings, unless in the cases of clauses (ii)-(iii) doing so would result in double-counting of prior bookings because such event was already contemplated under the applicable Prior Jiff Contract and previously counted in either Jiff’s 2016 bookings or New Bookings as calculated under this Annex A.
“New Bookings” means the aggregate amount of (a) non-contingent professional services fees and subscription fees payable by any customer during the first 12 months of a 2017 Jiff Contract whether or not actually paid during such 12-month period (for the sake of clarity, it being understood that any New Bookings associated with the sale of Jiff Marketplace Products will be determined on a net basis, after offsetting for amounts paid or payable by Jiff for the associated third party products) and (b) contingent professional services fees and subscription fees earned during 2017 under a Prior

Jiff Contract or 2017 Jiff Contract whether or not actually paid during such 12-month period, in each case to the extent attributable to the Jiff Products. For the purposes of the foregoing, fees will be considered “contingent” if (x) they will only become payable upon the achievement of certain performance criteria or other contingencies or (y) are subject to claw-back, repayment or offsetting credit (sometimes referred to as “negative performance guarantees”) for the failure to achieve certain performance criteria or other contingencies.
For purposes of determining which fees are “attributable” to Jiff Products, the following rules shall apply:

(i)
If the customer under a 2017 Jiff Contract is purchasing only Jiff Products, then the non-contingent professional services fees and subscription fees payable during the first 12 months of such agreement shall be considered attributable to Jiff Products.

(ii)
If the customer under a 2017 Jiff Contract is purchasing both Jiff Products and Castlight Products, then regardless of any specific pricing per product set forth in such 2017 Jiff Contract, it is agreed that for purposes of calculating New Bookings under this Agreement, the non-contingent professional services fees and subscription fees payable during the first 12 months of such agreement shall be apportioned between the Jiff Products and the Castlight Products in accordance with the relative Stipulated Value of the Jiff Products and Castlight Products purchased by the customer.

(iii)
Notwithstanding the foregoing clauses (i) and (ii), if a 2017 Jiff Contract meets the definition of a Jiff CS Giveaway Contract, then regardless of the express pricing, if any, for Jiff Products stated in such contract, the amount of New Bookings deemed attributable to such 2017 Jiff Contract will be (x) 12 times the Stipulated Value for the Jiff Products subject to the contract multiplied by (y) the number of lives eligible to use Jiff Products under such contract; provided that, unless Mr. Newell and the chief executive officer of Castlight agree otherwise in writing, for purposes of calculating New Bookings and determining the amount of Earnout Payments, no more than $2,000,000 of New Bookings shall be attributable to Jiff CS Giveaway Contracts.

In the event of any disagreement about how the foregoing rules should apply to a 2017 Jiff Contract, the applicable above rules and determination of New Bookings attributable to a 2017 Jiff Contract shall be determined, on a quarterly basis, by mutual agreement of Mr. Newell and the Castlight chief executive officer; provided that if such individuals are unable to reach mutual agreement after 30 days of discussion and the resolution of the subject of such disagreement would determine whether the Net New Bookings Milestone would be achieved or not, then the matter shall be referred to an independent pricing expert firm mutually agreed upon by Castlight and the Stockholders’ Agent, who shall make a final and binding determination regarding attribution.
“New Revenue” means the aggregate amount of revenue recognized by either Jiff or Castlight during FY 2017 (determined in accordance with GAAP in accordance with Castlight’s historical accounting methods, practices, policies and principles) that is either (i) recognized pursuant to a 2017 Jiff Contract and attributable to Jiff Products or (ii) recognized under a customer agreement entered into by Jiff prior to January 1, 2017 (“Prior Jiff Contracts”); provided that such calculation shall account for and credit Jiff with any deferred revenue lost as a result of purchase price accounting adjustments associated with the Merger that would have otherwise been recognized during FY2017 had Jiff remained a stand-alone company.
“Stipulated Value” means, with respect to a 2017 Jiff Contract that is subject to clause (ii) or (iii) of the definition of New Bookings, the undiscounted market price for the applicable Jiff Products and Castlight Products, as applicable, subject to such contract, as determined, on a quarterly basis, by mutual agreement of Mr. Newell and the Castlight chief executive officer; provided that if such individuals are unable to reach mutual agreement after 30 days of discussion and the resolution of the subject of such disagreement would determine whether the Net New Bookings Milestone would be achieved or not, then the determination of the applicable Stipulated Value shall be referred to an independent pricing expert firm mutually agreed upon by Castlight and the Stockholders’ Agent, which expert firm shall make a final and binding determination.

7.	Cross References. Unless otherwise specifically set forth herein, all section and subsection references in this Annex A shall be to sections or subsections of this Annex A.

8.	Capitalized Terms. Unless otherwise defined herein, capitalized terms shall have the meanings as set forth in the Agreement.